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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-108424

        3,850,000 Shares

Common Stock

        We are selling 3,400,000 shares of common stock and the selling stockholders are selling 450,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        Our common stock is listed on The Nasdaq National Market under the symbol "NAVG." The last sale price on October 1, 2003 was $30.15 per share.

        The underwriters have an option to purchase from us and the selling stockholders up to 577,500 additional shares to cover over-allotments of shares. The selling stockholders have the first right to provide all or any portion of the additional shares. If the selling stockholders elect to provide only a portion of the additional shares in the over-allotment, the remainder of the additional shares to be purchased by the underwriters will be purchased from us. If the selling stockholders elect not to participate in the over-allotment, all of the over-allotment shares purchased by the underwriters will be purchased from us.

        Investing in our common stock involves risks. See "Risk Factors" on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to The Navigators Group, Inc.	Proceeds to Selling Stockholders
Per Share	$29.50	$1.475	$28.025	$28.025
Total	$113,575,000	$5,678,750	$95,285,000	$12,611,250

        Delivery of the shares of common stock will be made on or about October 7, 2003.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Friedman Billings Ramsey
Keefe, Bruyette & Woods, Inc.
Sandler O'Neill & Partners, L.P.
Cochran, Caronia & Co.

The date of this prospectus is October 1, 2003.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

NOTE ON FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are derived from information that we currently have and assumptions that we make. We cannot assure that anticipated results will be achieved, since results may differ materially because of both known and unknown risks and uncertainties which we face. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from our forward-looking statements include, but are not limited to, the factors discussed in the "Risk Factors" section of this prospectus as well as:

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  the effects of domestic and foreign economic conditions, and conditions which affect the market for property and casualty insurance;

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  changes in the laws, rules and regulations which apply to our insurance companies;

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  the effects of emerging claim and coverage issues on our business, including adverse judicial or regulatory decisions and rulings;

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  the effects of competition from banks, other insurers and the trend toward self-insurance;

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  risks that we face in entering new markets and diversifying the products and services we offer;

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  unexpected turnover of our professional staff;

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  changing legal and social trends and inherent uncertainties in the loss estimation process that can adversely impact the adequacy of loss reserves and the allowance for reinsurance recoverables;

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  risks associated with our continuing ability to obtain reinsurance covering our exposures at appropriate prices and/or in sufficient amounts and the related recoverability of our reinsured losses;

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  weather-related events and other catastrophes (including acts of terrorism) impacting our insureds and/or reinsurers;

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  our ability to attain adequate prices, obtain new business and to retain existing business consistent with our expectations;

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  the possibility of downgrades in our claims-paying and financial strength ratings significantly adversely affecting us, including reducing the number of insurance policies we write generally, or causing clients who require an insurer with a certain rating level to use higher-rated insurers;

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  the risk that our investment portfolio suffers reduced returns or investment losses which could reduce our profitability; and

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  other risks that we identify in future filings with the Securities and Exchange Commission.

        In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their respective dates.

PROSPECTUS SUMMARY

        This summary highlights information about us and the offering. Because this is a summary, it may not contain all the information that you should consider before investing in our common stock. You should carefully read this entire prospectus, especially the "Risk Factors" section beginning on page 9 of this prospectus, the consolidated financial statements and notes to those statements and the documents incorporated by reference in this prospectus, before deciding to invest in our common stock. When we use the terms "we," "us," "our," or "the Company," we are referring to The Navigators Group, Inc. and its subsidiaries, unless the context otherwise requires. Unless otherwise indicated, all information in this prospectus assumes no exercise of either the underwriters' over-allotment option or of any outstanding options to purchase shares of our common stock.

Our Business

        We are an international insurance holding company focusing on specialty products for niches within the overall property/casualty insurance market. Our largest product line and most long-standing area of specialization is ocean marine insurance. We have also developed specialty niches in general liability and professional liability insurance. We base our strategy of developing specialty niches of business on the presence of what we perceive to be market opportunities for insurance products, our access to appropriately experienced personnel to manage a particular niche business and our estimation of the likelihood of that niche business producing profitable results. We believe that our focused market expertise and experience, together with our history of disciplined underwriting and prudent capital management, differentiate us from our competitors and provide us with the opportunity to achieve strong operating earnings growth. For the year ended December 31, 2002 and the six months ended June 30, 2003, our net earned premium was $226.3 million and $131.6 million, respectively. For the same periods, our net income was $16.4 million, or $1.89 per diluted share, and $11.1 million, or $1.27 per diluted share, respectively. At June 30, 2003 we had total stockholders' equity of $187.1 million.

        We conduct our insurance operations through five wholly owned underwriting agencies, which we refer to in this prospectus as the Navigators Agencies and which underwrite on behalf of two wholly owned insurance companies (Navigators Insurance Company and NIC Insurance Company) as well as four other unaffiliated insurers that participate in Navigators' marine business. In addition to business that we underwrite in our insurance company subsidiaries, we also participate in the Lloyd's of London market, primarily through our ownership of Navigators Underwriting Agency, Ltd. (NUAL) which manages the Lloyd's Syndicate 1221.

        We believe that we are one of the largest marine insurers in the world, based on gross written premium. Our marine insurance business, which represented approximately 66% of our gross written premiums for the year ended December 31, 2002 and approximately 67% of our gross written premiums for the six months ended June 30, 2003, consists primarily of marine liability, offshore energy, bluewater hull (which provides protection for ocean-going vessels) and cargo coverages. Our marine insurance business is conducted both through our insurance company subsidiaries and through our Lloyd's operations.

        Navigators Insurance Company obtains marine business through participation with four other unaffiliated insurers in a marine insurance pool managed by the Navigators Agencies. Navigators Insurance Company has participated in this marine insurance pool since 1983, when the company was formed. For each year in the three-year period ended December 31, 2002, Navigators Insurance Company had a 75% participation in the pool for business written with effective dates during that year. Navigators Insurance Company currently has an 80% participation in the marine pool for 2003.

        We participate in the marine and related insurance lines of the Lloyd's market through NUAL, which manages Lloyd's Syndicate 1221. The majority of Lloyd's Syndicate 1221's capacity is provided by

Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd., which are wholly owned subsidiaries of NUAL. We provide 97.4% and provided 68.1% of Syndicate 1221's capacity for the 2003 and 2002 underwriting years, respectively. In 2003, we are providing a larger percentage of the gross capacity and are reinsuring 15.4% of our Syndicate 1221 capacity through the utilization of quota share reinsurance agreements with third parties who provide letters of credit used as collateral at Lloyd's.

        Navigators Specialty, a division of one of the Navigators Agencies which was acquired in 1999, underwrites general liability insurance focusing on small general and artisan contractors and other targeted commercial risks, mostly in California. We have developed underwriting and claims expertise in this niche which we believe has allowed us to minimize our exposure to many of the large losses sustained in the past several years by other insurers, including losses stemming from coverages provided to larger contractors who work on condominiums, cooperative developments and other large housing developments. Many former competitors that lacked the expertise to selectively underwrite in this niche have been forced to withdraw from the market in the past several years. As a result, demand for our product has increased and we have been able to selectively expand our underwriting in this area. Our general liability business represented approximately 26% of our gross written premium for the year ended December 31, 2002 and approximately 20% for the six months ended June 30, 2003.

        We commenced underwriting professional liability insurance in the fourth quarter of 2001 after attracting a team of experienced professionals. We believe that a compelling market opportunity exists in this business line because of the numerous, high-profile financial and accounting scandals over the past several years that have resulted in earnings restatements and diminished shareholder values. Numerous class action lawsuits have ensued which allege mismanagement by directors and officers and further directly blame them for large losses in stockholder value. Our principal product in this business is directors and officers liability insurance, which we offer primarily for both privately held and small to mid-size publicly traded corporations. In addition, we provide fiduciary liability and crime insurance to our directors and officers liability clients. In 2002, we began offering employment practices liability, lawyers professional liability and miscellaneous other professional liability coverages. Our professional liability business is underwritten through Navigators Pro, a division of one of the Navigators Agencies. Our professional liability business represented approximately 5% of our gross written premium for the year ended December 31, 2002 and approximately 8% for the six months ended June 30, 2003.

        In 2002, we introduced three additional product lines in response to our estimation of opportunities in the market: surety, personal umbrella and commercial automobile insurance.

        Our insurance company subsidiaries are rated "A" (Excellent) by A.M. Best Company and "A" (Strong) by Standard & Poor's.

Written Premium Distribution

        Two of our business segments, the insurance company segment and the Lloyd's operations segment, generate written premium. The following table shows our gross written premium by segment and line of business within the segment, and ceded and net written premium by segment, for the period ended June 30, 2003 and for each year in the three-year period ended December 31, 2002.

	Six Months Ended June 30,	Year Ended December 31,
	2003	2002	2001	2000
	($ in thousands)
Insurance Companies:
Marine	$103,440	$178,326	$108,228	$81,664
General liability	62,826	115,626	55,135	28,360
Professional liability	25,558	23,430	694	—
Surety	788	58	—	—
Other	823	4,699	4,838	844

Gross written premium	193,435	322,139	168,895	110,868
Ceded written premium	(105,753)	(138,707)	(74,461)	(59,075)

Net written premium	87,682	183,432	94,434	51,793

Lloyd's Operations:
Marine	106,465	116,231	105,212	76,101
Engineering and construction	8,485	5,477	2,517	936
Onshore energy	7,509	3,991	1,570	520

Gross written premium	122,459	125,699	109,299	77,557
Ceded written premium	(57,477)	(38,352)	(31,198)	(21,257)

Net written premium	64,982	87,347	78,101	56,300

Total gross written premium	315,894	447,838	278,194	188,425
Total ceded written premium	(163,230)	(177,059)	(105,659)	(80,332)

Total net written premium	$152,664	$270,779	$172,535	$108,093

Our Strategy

        Maintain Our Commitment to Underwriting Profit.    We have consistently emphasized underwriting profit as our primary goal. This is supported by our corporate culture and senior management as well as our compensation structure. Our Founder and Chairman, our Chief Executive Officer and the senior executives managing each of our business units have spent their careers in underwriting and underwriting management roles. Our compensation structure includes incentive bonuses for the technical specialists in each of our lines of business that are based on our profitability, not premium growth. We believe these factors cause our entire professional staff to focus on achieving profitable underwriting results. Our assessment of the potential to grow underwriting profit is the dominant factor in deciding whether or not to expand our business or enter a new niche, product or territory or, conversely, to contract our capacity in any business line.

        Build on Specialized Expertise.    Our specialized underwriting expertise is the foundation upon which we intend to grow our business. We intend to continue to focus on a limited number of specialty niches in which we are able to attract and develop individuals or teams of professionals with demonstrated underwriting expertise and track records of profitable underwriting in their specific areas of expertise. Specialization is essential to the operation of our ocean marine insurance business. For example, in our Lloyd's operations, there are specific "class" underwriters dedicated to individual ocean marine product lines such as cargo, bluewater hull, offshore energy, onshore energy and marine liability insurance. We have established additional business units in other specialty niches, including professional liability, surety, and contractors general liability, where we believe our underwriting and claims expertise is a competitive advantage, not only in attracting business, but also in generating increased underwriting profit. We believe that we have the opportunity to grow profitably within our existing specialty niches and to selectively develop other specialty niches. Because our expansion strategy is influenced by our commitment to generating an underwriting profit, we assess market conditions on an ongoing basis to selectively seek out opportunities to expand our business as well as to reduce our capacity in product lines that we believe no longer afford acceptable returns.

        Continue to Balance our Portfolio of Risks through Geographic and Product Diversification.    Within the niches we have targeted, we also seek to balance our portfolio of risks through an appropriate spread of risks in geographic markets and product lines where we believe we have the ability to realize an underwriting profit and take advantage of our technical expertise. For example, our general liability business has historically been concentrated in small California domiciled contractors. With the opening of our Midwest office in 2002, we entered the Illinois, Wisconsin and Minnesota markets, and added commercial multi-peril and commercial automobile products to our business in that territory. Similarly, while the initial focus of Navigators Pro was to offer directors and officers liability, Navigators Pro now also offers lawyers professional liability, employment practices liability and other professional liability products. We believe that the addition of these products and expansion into new geographic markets or territories help diversify our business mix and mitigate our exposure to risks in any one product or geographic territory.

        Continue to Develop Intellectual Capital.    We believe that our focus on specialty niches coupled with a strong underwriting culture makes us a very attractive place to work for technical insurance underwriting and claims professionals. We have, and will continue to emphasize, continuity of staff, retention of good employees and a workplace environment that is results-oriented and values technical competence, professionalism and integrity. We believe that our culture and compensation structure, which are focused on underwriting profit and rewarding individuals with technical expertise for excelling at what they know how to do, support our ability to attract and retain top quality talent.

        Conservative Investment Philosophy.    Our philosophy is to take prudent risks in our underwriting business, but not in our investment portfolio. We maintain a conservative investment portfolio. The weighted average rating of our fixed maturity investments as of June 30, 2003 is "AA" by Standard & Poor's and "Aa" by Moody's. As of June 30, 2003, only 2.4% of our investment portfolio was invested in common stocks.

Market Outlook

        As a result of several large losses in the second quarter of 2001, the marine insurance market began to experience diminished capacity and rate increases, initially in the offshore energy line of business. As conditions in the overall property/casualty insurance market have hardened since the third quarter of 2001, including as the result of losses from the September 11, 2001 terrorist attacks and increases in loss and loss reserves experienced by many major insurers as a result of reserve deficiencies from exposures such as asbestos and environmental liabilities, certain property/casualty insurers who also compete in our marine and general liability lines of business have reduced their capacity generally and in those lines specifically. We believe that this diminished capacity has contributed to continued rate increases and tightening of terms and conditions in marine insurance that will continue for the foreseeable future, albeit not as dramatically as we have seen over the past eighteen months.

        Capacity in our general liability niche market has also diminished in the past several years as many former competitors who lacked the expertise to selectively underwrite this business have been forced to withdraw from the market, giving the insurers who continue to offer our niche products the opportunity to tighten terms and increase rates. We expect that the opportunity for us to selectively expand this line of business will also continue for the foreseeable future.

        We believe that our decision to begin underwriting directors and officers liability insurance demonstrates our ability to identify opportunities and to take advantage of prevailing market conditions. The enactment of the Sarbanes-Oxley Act of 2002, amid recent financial and accounting scandals at large, publicly traded corporations, has led to an invigorated interest in professional liability insurance generally. An increase in the frequency of class action securities-related litigation with large potential losses has resulted in substantial premium increases for the same amount of coverage and more restrictive coverage terms for directors and officers liability insurance. Market conditions in employment practices liability, lawyers professional liability and miscellaneous professional liability lines have also benefited from the directors and officers liability market conditions. These lines have experienced substantial premium increases for the same amount of coverage and more restrictive coverage terms. As a new entrant into this market in September 2001, with no historical reserves prior to 2001, we are benefiting opportunistically from the current market conditions and anticipate that they will continue for the foreseeable future.

        We expect the new businesses that we introduced in 2002 to provide opportunities for profitable growth in products and geographic markets where we believe that we have the appropriate underwriting expertise and can meet specific demands. For example, we believe there is a need for personal umbrella insurance coverage on a stand-alone basis for insureds whose primary homeowners and personal automobile coverages are placed with different insurers.

        We believe that we are well positioned to capitalize on the significant opportunities that exist in this insurance environment due to our specialty expertise and disciplined underwriting approach, and believe that our ability to implement our strategy will be enhanced by the net proceeds from this offering.

Corporate Information

        We are a Delaware corporation with our principal executive offices located at One Penn Plaza, New York, New York 10119. Our telephone number at that location is (212) 244-2333. Through Navigators Insurance Company, we are licensed to engage in the insurance and reinsurance business in 50 states, the District of Columbia, Puerto Rico and Venezuela, and through NIC Insurance Company, we are licensed to engage in the insurance and reinsurance business in New York and we operate as an approved surplus lines insurer, or meet the financial requirements where there is not a formal approval process, in 41 states and the District of Columbia. Through our involvement in Lloyd's Syndicate 1221, we have the ability to participate in insurance and reinsurance business in international jurisdictions where we are not licensed as a separate company.

THE OFFERING

Shares of common stock offered by us	3,400,000 shares
Shares of common stock offered by the selling stockholders	450,000 shares
Shares of common stock outstanding after this offering	11,948,985 shares
Shares of common stock to be held by the selling stockholders after this offering	542,826 shares
Shares of common stock issuable pursuant to the underwriters' over-allotment option	577,500 shares
Use of proceeds	We will use proceeds from this offering to make contributions to the capital of one or both of our insurance subsidiaries, to repay outstanding indebtedness and for other general corporate purposes.
Risk factors	See "Risk Factors" and other information in this prospectus for a discussion of factors you should consider before deciding to invest in our shares of common stock.
Listing	NASDAQ Stock Market
NASDAQ Stock Market Symbol	"NAVG"

        The number of our shares of common stock outstanding after this offering is based on the number of shares outstanding as of October 1, 2003. The number of shares does not include:

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  328,425 shares issuable upon exercise of outstanding options, which are exercisable as of October 1, 2003 at a weighted-average exercise price of $14.84 per share; or

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  577,500 shares that may be issued pursuant to the underwriters' over-allotment option.

SUMMARY FINANCIAL INFORMATION

        The following table sets forth summary financial information for the periods ended and as of the dates indicated. The summary data presented below under the captions "Operating Information" and "Balance Sheet Information" for, and as of the end of, each of the years in the five-year period ended December 31, 2002, are derived from our consolidated financial statements, which financial statements have been audited by KPMG LLP, independent accountants. The consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and the report thereon, are included elsewhere and incorporated by reference in this prospectus. The summary financial information for the six months ended and as of June 30, 2003 and 2002 presented below is derived from our unaudited consolidated financial statements. These historical results are not necessarily indicative of results to be expected from any future period. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. You should read this summary financial information together with our consolidated financial statements and related notes and the section of this prospectus entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(In thousands, except per share and ratio data)
Operating Information(1):
Net earned premium	$131,578	$90,772	$226,294	$150,244	$97,240	$89,442	$91,203
Net investment income	9,213	9,104	18,058	19,354	18,447	15,985	15,209
Total revenues	144,991	102,729	252,668	171,174	120,084	105,624	115,120
Income (loss) before income taxes	14,149	9,379	22,216	5,360	10,338	(5,392)	15,153
Net income (loss)	11,108	7,224	16,397	3,668	7,032	(3,652)	11,489
Net income (loss) per share:
Basic	$1.31	$0.86	$1.94	$0.44	$0.84	$(0.43)	$1.37
Diluted	$1.27	$0.84	$1.89	$0.43	$0.84	$(0.43)	$1.36
Average common shares:
Basic	8,505	8,446	8,463	8,419	8,414	8,419	8,414
Diluted	8,741	8,617	8,676	8,547	8,414	8,419	8,459
Balance Sheet Information (at end of period)(1):
Total investments & cash	$519,370	$312,433	$452,885	$333,090	$293,480	$270,169	$281,079
Total assets	1,081,177	793,357	917,919	712,757	616,016	631,795	592,086
Loss and loss adjustment expense reserves	543,390	415,082	489,642	401,177	357,674	391,094	342,444
Notes payable	11,000	16,000	14,500	19,000	22,000	24,000	23,500
Stockholders' equity	187,131	156,047	171,275	147,206	143,480	130,365	143,266
Book value per share(2)	$21.98	$18.42	$20.18	$17.47	$17.05	$15.51	$16.96
Combined loss & expense ratio(3)	95.9%	98.1%	97.5%	103.7%	101.1%	111.2%	95.7%

(1)
Certain amounts for prior years have been reclassified to conform to the current year's presentation.
(2)
Calculated as stockholders' equity divided by actual shares outstanding as of the date indicated.
(3)
Calculated on a GAAP basis.

RISK FACTORS

        In addition to the items listed under "Note on Forward-Looking Statements," potential investors should carefully consider the risk factors set forth below and the other information in this prospectus, and in any documents incorporated by reference in this prospectus, before making an investment decision.

Our business is concentrated in marine and general liability insurance, and if market conditions change adversely or we experience large losses in these lines, it could have a material adverse effect on our business.

        As a result of our strategy to focus on specialty products in niches where we believe that we have underwriting and claims expertise and to decline business where pricing does not afford what we consider to be acceptable returns, our business is concentrated in the marine and general liability lines. For the six months ended June 30, 2003, our marine line accounted for approximately 67% of our gross written premiums and our general liability line accounted for approximately 20% of our gross written premiums. If our results of operations from either of these two specialty lines are less favorable for any reason, including lower demand for our products on terms and conditions that we find appropriate, flat or decreased rates for our products or increased competition, the reduction could have a material adverse effect on our business.

We are exposed to cyclicality in our business that may cause material fluctuations in our results.

        The property/casualty insurance business generally, and the marine insurance business specifically, have historically been characterized by periods of intense price competition due to excess underwriting capacity as well as periods when shortages of underwriting capacity have permitted attractive premium levels. We have reduced business during periods of severe competition and price declines, such as withdrawing from the majority of our aviation business in late 1998, and grown when pricing allows an acceptable return, as with entering the professional liability business in late 2001. We expect that our business will continue to experience the effects of this cyclicality, which, over the course of time, could result in material fluctuations to our premium volume, revenues or expenses.

We may not be successful in developing our new specialty lines which could cause us to experience losses.

        Since 2001, we have entered into a number of new specialty lines of business including professional liability, surety, personal umbrella insurance and commercial automobile insurance. We continue to look for appropriate opportunities to diversify our business portfolio by offering new lines of insurance in which we believe we have sufficient underwriting and claims expertise. However, because of our limited history in these new lines, there is limited operating history and financial information available to help us estimate sufficient reserve amounts for these lines and to help you evaluate whether we will be able to successfully develop these new lines or the likely ultimate losses and expenses associated with these new lines. Due to our limited history in these lines, we may have less experience managing their development and growth than some of our competitors. Additionally, there is a risk that the lines of business into which we expand will not perform at the level we anticipate.

We may be unable to manage effectively our rapid growth in our lines of business, which may adversely affect our results.

        We have experienced substantial increases in premium in many of our lines of business over the past few years. For example, gross written premium in the general liability line increased 109.7% from 2001 to 2002 and 94.4% from 2000 to 2001 due to increased rates and underwriting more business and gross written premium in the marine line for our insurance companies increased 32.5% and 64.8% in 2001 and 2002, respectively, due to an increase in premium rates resulting in higher premiums on new and renewal business, as well as underwriting new business. In addition, since late 2001 we have been underwriting several new lines of business, including professional liability, surety, commercial automobile and personal umbrella insurance. Professional liability premium increased 232% in the six months ended June 30, 2003 compared to the same period in 2002.

        To control our growth effectively, we must successfully manage our new and existing lines of business. This process will require substantial management attention and additional financial resources. In addition, our growth is subject to, among other risks, the risk that we may experience difficulties and incur expenses related to hiring and retaining a technically proficient workforce. Accordingly, we may fail to realize the intended benefits of expanding into new specialty lines and we may fail to realize value from such lines relative to the resources that we invest in them. Any difficulties associated with expanding our current and future lines of business could adversely affect our result of operations.

We may incur additional losses if our loss reserves are insufficient.

        We maintain loss reserves to cover our estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally utilizing actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Both internal and external events, including changes in claims handling procedures, economic inflation, legal trends and legislative changes, may affect the reserve estimation process. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant lags between the occurrence of the insured event and the time it is actually reported to the insurer. We continually refine reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which the estimates are changed. Because establishment of reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If estimated reserves are insufficient, we will incur additional income statement charges. We had a net cumulative redundancy in seven of the last ten years, meaning our initial net reserve estimates for each of those years have not been increased in the aggregate upon re-estimation in subsequent calendar years. We have, however, experienced a net cumulative deficiency in three of the last ten years as well as gross cumulative deficiencies in nine of the last ten years.

        Our loss reserves include amounts related to short tail and long tail classes of business. Short tail business means that claims are generally reported quickly upon occurrence of an event, making estimation of loss reserves less complex. For the long tail lines, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more likely the ultimate settlement amount will vary. Our longer tail business includes general liability, including California construction defect claims, as well as a small amount of historical claims for asbestos and environmental exposures through our marine business and claims relating to our run-off businesses. Our participation on asbestos and environmental risks in our marine business is generally in the higher excess layers. As of June 30, 2003 and December 31, 2002, our net loss reserves for these asbestos and environmental exposures were $1.2 million and $1.5 million, respectively. Our professional liability business, though long tail with respect to settlement period, is produced on a claims-made basis (which means that the policy in-force at the time the claim is filed, rather than the policy in-force at the time the loss occurred, provides coverage) and is therefore we believe less likely to result in a time lag between the occurrence of the loss and the reporting of the loss. There can be no assurance, however, that we will not suffer substantial adverse prior period development in our business in the future.

We may not have access to adequate reinsurance to protect us against losses.

        We purchase reinsurance by transferring part of the risk we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Since the September 11, 2001 terrorist attacks, we have seen, and expect to continue to see, a significant tightening in the pricing and terms and conditions for reinsurance in some of our lines of business. Our reinsurance programs are generally subject to renewal on an annual basis. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase, which could increase our costs, or, if we were unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks, which would reduce our revenues and possibly net income.

Our reinsurers, including the other participants in the marine pool, may not pay on losses in a timely fashion, or at all, which may increase our costs.

        Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, ceded reinsurance arrangements do not eliminate our obligation to pay claims to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. Specifically, our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of these claims. Either of these events would increase our costs and could have a material adverse effect on our business. As of June 30, 2003, our reserve for uncollectible reinsurance recoverables was $8,892,000.

        The operations of the marine pool also expose us to reinsurance credit risk. Since 1998, all business underwritten by the marine pool has been written with Navigators Insurance Company as the primary insurer. Navigators Insurance Company then reinsures its exposure in the marine pool to the other participants based on their percentage participation. From 1983 until 1998, Navigators Insurance Company was the primary insurer for some of the pool business in excess of its participation amount. As a result of this arrangement, we remain primarily liable for claims arising out of those policies written by Navigators Insurance Company on behalf of the marine pool even if one or more of the other participants do not pay the claims they reinsured, which could have a material adverse effect on our business.

Intense competition for our products could harm our ability to maintain or increase our profitability and premium volume.

        The property and casualty insurance industry is highly competitive. We face competition from both domestic and foreign insurers, many of whom have longer operating histories and greater financial, marketing and management resources. Competition in the types of insurance in which we are engaged is based on many factors, including our perceived overall financial strength, pricing and other terms and conditions of products and services offered, business experience, marketing and distribution arrangements, agency and broker relationships, levels of customer service (including speed of claims payments), product differentiation and quality, operating efficiencies and underwriting. Furthermore, insureds tend to favor large, financially strong insurers, and we face the risk that we will lose market share to higher rated insurers.

        The entry of banks and brokerage firms into the insurance business poses new challenges for insurance companies and agents. These challenges from industries traditionally outside the insurance business could heighten the competition in the property and casualty industry.

        We may have difficulty in continuing to compete successfully on any of these bases in the future. If competition limits our ability to write new business at adequate rates, our ability to transact business would be materially and adversely affected and our results of operations would be adversely affected.

We may be unable to attract and retain qualified employees.

        We depend on our ability to attract and retain qualified executive officers, experienced underwriters and claims professionals and other skilled employees who are knowledgeable about our specialty lines of business. If the quality of our executive officers, underwriting or claims team and other personnel decreases, we may be unable to maintain our current competitive position in the specialty markets in which we operate and be unable to expand our operations into new specialty markets.

Increases in interest rates may cause us to experience losses.

        Because of the unpredictable nature of losses that may arise under insurance policies, we may require substantial liquidity at any time. Our investment portfolio, which is comprised largely of fixed-income investments, is our principal source of liquidity. The market value of our fixed-income investments is subject to fluctuation depending on changes in prevailing interest rates and various other factors. We do not hedge our investment portfolio against interest rate risk. Increases in interest rates during periods when we must sell fixed-income securities to satisfy liquidity needs may result in realized losses.

A downgrade in our ratings could adversely impact the competitive positions of our operating businesses.

        Ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best Company and Standard & Poor's. A.M. Best Company and Standard & Poor's ratings reflect their opinions of an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, and are not evaluations directed to investors. Our ratings are subject to periodic review by A.M. Best Company and Standard & Poor's, and we cannot assure the continued maintenance of our current ratings. In 2003, A.M. Best Company reaffirmed its "A" (Excellent) rating for Navigators Insurance Company and NIC Insurance Company. In 2003, Standard and Poor's reaffirmed its "A" (Strong) rating for Navigators Insurance Company and NIC Insurance Company.

        Because these ratings have become an increasingly important factor in establishing the competitive position of insurance companies, if these ratings are reduced, our competitive position in the industry, and therefore our business, could be adversely affected. A significant downgrade could result in a substantial loss of business as policyholders might move to other companies with higher claims-paying and financial strength ratings. There can be no assurance that our current ratings will continue for any given period of time.

Our business could be materially and adversely affected if Lloyd's was further downgraded by A.M. Best.

        Following the September 11, 2001 terrorist attacks, the Lloyd's of London market was downgraded by A.M. Best to "A-" (Excellent) from "A". On April 2, 2003, A.M. Best Company affirmed Lloyd's "A-" rating. Our Lloyd's operations' ability to market insurance policies to certain customers and brokers is dependent, in part, upon Lloyd's maintaining an "A-" or better A.M. Best rating. A.M. Best Company's rating of the Lloyd's of London market is not a rating of our Lloyd's operations. In the event that Lloyd's rating is further downgraded for any reason, it could have a material adverse effect on our ability to underwrite business through our Lloyd's operations and therefore on our financial condition or results of operations.

Continued or increased premium levies by Lloyd's for the Lloyd's Central Fund and cash calls for trust fund deposits could materially and adversely affect us.

        The Lloyd's Central Fund protects Lloyd's policyholders against the failure of a member of Lloyd's to meet its obligations. The Central Fund is a mechanism which in effect "mutualizes" unpaid liabilities among all members, whether individual or corporate. The fund is available to back Lloyd's policies issued after 1992. Lloyd's requires members to contribute to the Central Fund, normally in the form of an annual contribution, although a special contribution may be levied. The Council of Lloyd's has discretion to call up to 3% of underwriting capacity in any one year.

        Policies issued before 1993 have been reinsured by Equitas, an independent insurance company authorized by the Financial Services Authority (a United Kingdom regulatory authority). However, if Equitas were to fail or otherwise be unable to meet all of its obligations, Lloyd's may take the view that it is appropriate to apply the Central Fund to discharge those liabilities Equitas failed to meet. In that case, the Council of Lloyd's may resolve to impose a special or additional levy on the existing members, including Lloyd's corporate members, to satisfy those liabilities.

        Additionally, Lloyd's insurance and reinsurance business is subject to local regulation, and regulators in the United States require Lloyd's to maintain certain minimum deposits in trust funds as protection for policyholders in the United States. These deposits may be used to cover liabilities in the event of a major claim arising in the United States and Lloyd's may require us to satisfy cash calls to meet claims payment obligations and maintain minimum trust fund amounts.

        Any premium levy or cash call would increase the expenses of Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd., our corporate members, without providing compensating revenues, and could have a material adverse effect on our results.

Our businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

        Our insurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they conduct business. This regulation is generally designed to protect the interests of policyholders, as opposed to insurers and their stockholders and other investors, and relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and nonfinancial components of an insurance company's business.

        Virtually all states require insurers licensed to do business in that state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. The effect of these arrangements could reduce our profitability in any given period or limit our ability to grow our business.

        In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the National Association of Insurance Commissioners, or NAIC, and state insurance regulators are re-examining existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. Any proposed or future legislation or NAIC initiatives may be more restrictive than current regulatory requirements or may result in higher costs.

        In response to the September 11, 2001 terrorist attacks, the United States Congress has enacted legislation designed to ensure, among other things, the availability of insurance coverage for terrorist acts, including the requirement that insurers provide such coverage in certain circumstances. The Terrorism Risk Insurance Act of 2002 (the Terrorism Act) established a program under which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. As a result, we will be prohibited from adding certain terrorism exclusions to the policies written by Navigators Insurance Company and NIC Insurance Company. While our U.S. insurance companies are protected by federally funded terrorism reinsurance as provided for in the Terrorism Act, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our results of operations. Potential future changes to the Terrorism Act could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

The inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations.

        We are a holding company and rely primarily on dividends from our subsidiaries to meet our obligations for payment of interest and principal on outstanding debt obligations and corporate expenses. The ability of our insurance subsidiaries to pay dividends to us in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. For a discussion of our insurance subsidiaries' current dividend-paying ability, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in this prospectus. We and our underwriting subsidiaries are subject to regulation by some states as an insurance holding company. Such regulation generally provides that transactions between companies within our consolidated group must be fair and equitable. Transfers of assets among affiliated companies, certain dividend payments from underwriting subsidiaries and certain material transactions between companies within our consolidated group may be subject to prior notice to, or prior approval by, state regulatory authorities. Our underwriting subsidiaries are also subject to licensing and supervision by government regulatory agencies in the jurisdictions in which they do business. These regulations may set standards of solvency that must be met and maintained, such as the nature of and limitations on investments, the nature of and limitations on dividends to policyholders and stockholders and the nature and extent of required participation in insurance guaranty funds. These regulations may affect our subsidiaries' ability to provide us with dividends.

Catastrophe losses could materially reduce our profitability.

        We are exposed to claims arising out of catastrophes, particularly in our marine insurance line of business. We have experienced, and will in the future experience, catastrophe losses which may materially reduce our profitability or harm our financial condition. Catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hail, severe winter weather and fires. Catastrophes can also be man-made, such as the World Trade Center attack. The incidence and severity of catastrophes are inherently unpredictable. Although we will attempt to manage our exposure to such events, the frequency and severity of catastrophic events could exceed our estimates, either of which could have a material adverse effect on our financial condition.

Our Chairman and principal stockholder, Terence N. Deeks, may have the ability to exert significant influence over our policies and affairs.

        Prior to this offering, Terence N. Deeks, our Chairman and principal stockholder, beneficially owned, directly or indirectly, 38.3% of our common stock, based on the number of shares of our common stock outstanding as of October 1, 2003, and held options to purchase 55,000 shares of our common stock. After this offering, Mr. Deeks will beneficially own, directly or indirectly, approximately

27.5% of our common stock if the underwriters do not exercise their over-allotment option or approximately 26.2% of our common stock if the underwriters exercise their over-allotment option in full and all the over-allotment shares are purchased from us. Until such time as Mr. Deeks is no longer our principal stockholder, he may have the ability to exert significant influence over our policies and affairs, including the election of our board of directors. Mr. Deeks's interests may differ from the interests of other stockholders.

        Certain instruments of trust for the benefit of Mr. Deeks' children are selling shares in this offering. Mr. Deeks has no voting power over the shares of our common stock held in these trusts. Mr. Tract, one of our directors, acts as a trustee for all these trusts. For a discussion of these trusts' participation in the offering, see "Selling Stockholders" in this prospectus.

Although publicly traded, the trading market in our common stock has substantially less liquidity than the average trading market for a stock quoted on the NASDAQ Stock Market.

        Although our common stock is listed for trading on the NASDAQ Stock Market, the trading market in our common stock has substantially less liquidity than the average trading market for companies quoted on the NASDAQ Stock Market. As of October 1, 2003, we had 8,548,985 shares of outstanding common stock. As of such date, Mr. Deeks beneficially owned 38.3% of our common stock and certain instruments of trust holding shares of our common stock for the benefit of Mr. Deeks' children and grandchildren owned 11.6% of our common stock. Although we believe that this offering, which involves both the sale of shares by certain of the trusts mentioned above and the issuance of new shares of common stock by us, will improve the liquidity of the market for our common stock, there is no assurance that the offering will increase the volume of trading in our common stock.

Anti-takeover provisions affecting us could prevent or delay a change of control that would be beneficial to you.

        Provisions of our restated certificate of incorporation, as amended, by-laws, and provisions of applicable Delaware law and applicable federal and state regulations, may discourage, delay or prevent a merger, tender offer or other change of control that holders of our securities may consider favorable. Certain of these provisions impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions. These provisions could:

  •
  have the effect of delaying, deferring or preventing a change in control of us;

  •
  discourage bids for our securities at a premium over the market price;

  •
  adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  •
  impede the ability of the holders of our securities to change our management.

        See "Description of Capital Stock" in this prospectus for a summary of these provisions.

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of shares of our common stock in this offering:

  •
  to make contributions to the capital of one or both of our insurance subsidiaries;

  •
  to repay the full amount of indebtedness outstanding on the closing date of this offering under the revolving credit portion of our credit facility due November 19, 2004. At June 30, 2003, we had $11.0 million of outstanding indebtedness under the revolving credit portion of our credit facility which bore interest at the weighted average rate of 2.4% per annum; and

  •
  for other general corporate purposes.

        Pending application of the net proceeds, we may invest the proceeds in short-term or medium-term securities.

CAPITALIZATION

        The table below shows our capitalization on a consolidated basis as of June 30, 2003. The "As Adjusted" column reflects our capitalization after giving effect to this offering of shares of our common stock and our use of the net proceeds from the offering, based upon the public offering price of $29.50 per share after deducting underwriting discounts and commissions and estimated offering expenses, and assuming no exercise of the underwriters' over-allotment option.

        You should read this table along with our audited financial statements included with this prospectus as well as the information presented in our Quarterly Reports on Form 10-Q. See "Where You Can Find More Information About Us."

	As of June 30, 2003
	Actual	As Adjusted
	(Unaudited)
	(In thousands, except share data)
Stockholders' equity:
Preferred stock, $0.10 par value, authorized 1,000,000 shares, none issued	$—	$—
Common stock, $0.10 par value, 20,000,000 authorized; 8,515,535 shares issued and outstanding, actual; and 11,915,535 shares issued and outstanding, as adjusted	852	1,192
Additional paid-in capital	40,617	134,780
Accumulated other comprehensive income	13,767	13,767
Retained earnings	131,895	131,895

Total stockholders' equity	$187,131	$281,634

SELECTED FINANCIAL INFORMATION

        The following table sets forth selected financial information for the periods ended and as of the dates indicated. The selected data presented below under the captions "Operating Information" and "Balance Sheet Information" for, and as of the end of, each of the years in the five-year period ended December 31, 2002, are derived from our consolidated financial statements, which financial statements have been audited by KPMG LLP, independent accountants. The consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and the report thereon, are included elsewhere and incorporated by reference in this prospectus. The selected financial information for the six months ended and as of June 30, 2003 and 2002 presented below is derived from our unaudited consolidated financial statements. These historical results are not necessarily indicative of results to be expected from any future period. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. You should read this selected financial information together with our consolidated financial statements and related notes and the section of this prospectus entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(In thousands, except per share and ratio data)
Operating Information(1):
Net earned premium	$131,578	$90,772	$226,294	$150,244	$97,240	$89,442	$91,203
Net investment income	9,213	9,104	18,058	19,354	18,447	15,985	15,209
Total revenues	144,991	102,729	252,668	171,174	120,084	105,624	115,120
Income (loss) before income taxes	14,149	9,379	22,216	5,360	10,338	(5,392)	15,153
Net income (loss)	11,108	7,224	16,397	3,668	7,032	(3,652)	11,489
Net income (loss) per share:
Basic	$1.31	$0.86	$1.94	$0.44	$0.84	$(0.43)	$1.37
Diluted	$1.27	$0.84	$1.89	$0.43	$0.84	$(0.43)	$1.36
Average common shares:
Basic	8,505	8,446	8,463	8,419	8,414	8,419	8,414
Diluted	8,741	8,617	8,676	8,547	8,414	8,419	8,459
Balance Sheet Information (at end of period)(1):
Total investments & cash	$519,370	$312,433	$452,885	$333,090	$293,480	$270,169	$281,079
Total assets	1,081,177	793,357	917,919	712,757	616,016	631,795	592,086
Loss and loss adjustment expense reserves	543,390	415,082	489,642	401,177	357,674	391,094	342,444
Notes payable	11,000	16,000	14,500	19,000	22,000	24,000	23,500
Stockholders' equity	187,131	156,047	171,275	147,206	143,480	130,365	143,266
Book value per share(2)	$21.98	$18.42	$20.18	$17.47	$17.05	$15.51	$16.96
Combined loss & expense ratio(3)	95.9%	98.1%	97.5%	103.7%	101.1%	111.2%	95.7%

(1)
Certain amounts for prior years have been reclassified to conform to the current year's presentation.
(2)
Calculated as stockholders' equity divided by actual shares outstanding as of the date indicated.
(3)
Calculated on a GAAP basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see "Note on Forward-Looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Note on Forward-Looking Statements."

General

        We are an international insurance holding company focusing on specialty products for niches within the overall property/casualty insurance market. Our largest product line and most long-standing area of specialization is ocean marine insurance. We have also developed specialty niches in professional liability and in general liability insurance. We conduct operations through our insurance company subsidiaries, the Navigators Agencies and our Lloyd's operations.

        Our two insurance company subsidiaries are Navigators Insurance Company, which includes a United Kingdom branch, and NIC Insurance Company. Navigators Insurance Company is our largest insurance subsidiary and has been active since 1983. It specializes principally in underwriting marine insurance and related lines of business, general liability insurance and professional liability insurance. NIC Insurance Company, a wholly owned subsidiary of Navigators Insurance Company, began operations in 1990. It underwrites similar types of business but on a "non-admitted" or surplus lines basis and is fully reinsured by Navigators Insurance.

        The Navigators Agencies produce business for our insurance company subsidiaries. They specialize in writing marine and related lines of business, general liability insurance and professional liability coverages.

        Each of the Navigators Agencies underwrites marine and related lines of business for Navigators Insurance Company and four other unaffiliated insurance companies. The five insurance companies comprise a marine insurance pool. Marine insurance policies are issued by Navigators Insurance Company with the business shared with other pool members. Navigators Insurance Company had a 75% participation in the pool for business written with effective dates in 2002, 2001 and 2000, respectively. Navigators Insurance Company had a 70% participation in the marine pool for 2003 until it consummated a commutation agreement with one of the pool members, which retroactively increased its participation in the pool for 2003 to 80%. If the pool participation had been recorded at 80% for the 2003 underwriting year premium, the effect would have increased net written premium by approximately $4.9 million for the first six months of 2003.

        Navigators Specialty, a division of a Navigators Agency, produces business exclusively for our insurance company subsidiaries. It specializes in underwriting general liability insurance coverage for small general and artisan contractors and other targeted commercial risks, with the majority of its business located in California.

        Navigators Pro, a division of a Navigators Agency, specializes in underwriting professional liability insurance and began producing directors and officers liability insurance exclusively for our insurance company subsidiaries in the fourth quarter of 2001. In late 2002, Navigators Pro introduced additional products to complement its directors and officers liability coverage. The products include employment practices liability, lawyers professional liability and miscellaneous professional liability coverages.

        Navigators Holdings (UK) Limited is a holding company for our United Kingdom subsidiaries consisting of the Lloyd's operations and Navigators Management (UK) Limited, a Navigators Agency, which produces business for the United Kingdom Branch of Navigators Insurance Company. The Lloyd's operations consist of NUAL, which manages Lloyd's Syndicate 1221, Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. Both Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. are Lloyd's corporate members with limited liability and provide capacity to Lloyd's Syndicate 1221. NUAL owns Pennine Underwriting Ltd., an underwriting managing agency with offices in Manchester and Leeds, England, which underwrites cargo and engineering business for Lloyd's Syndicate 1221.

        Our revenue is primarily comprised of premiums, commission and investment income. Our insurance company subsidiaries derive their premiums primarily from business written by the Navigators Agencies. The Lloyd's operations derive their premiums from business written by NUAL. The Navigators Agencies and NUAL receive commissions and, in some cases, profit commissions and service fees on the business produced.

        Over the past two years, we have experienced beneficial market changes in our lines of businesses. As a result of several large losses in the second quarter of 2001, the marine insurance market began to experience diminished capacity and rate increases, initially in the offshore energy line of business. As conditions in the overall property/casualty insurance market have hardened since the third quarter of 2001, certain property/casualty insurers who also compete in our marine and general liability lines of business have reduced their capacity generally and in the marine and general liability lines specifically. General liability losses have also resulted in diminished capacity in the market in which we compete, as many former competitors who lacked the expertise to selectively underwrite this business have been forced to withdraw from the market. In the professional liability market, the enactment of the Sarbanes-Oxley Act of 2002, together with recent financial and accounting scandals at large, publicly traded corporations and increased frequency of securities-related class action litigation, has lead to an invigorated interest in professional liability insurance generally. These conditions have resulted in rate increases as well as an overall improvement in policy terms and conditions for our professional liability line of business. While we believe that the hardening of the markets in which we operate will continue for the foreseeable future, albeit at a less dramatic rate compared to the past eighteen months, our business is cyclical and influenced by many factors that could cause our positive outlook to change. These factors include price competition, economic conditions, interest rates, natural or man-made disasters (for example hurricanes and terrorism), state regulations, court decisions and changes in the law. Additionally, because our insurance products must be priced, and premiums charged, before costs have fully developed, our liabilities are required to be estimated and recorded in recognition of future loss and settlement obligations. Due to the inherent uncertainty in estimating these liabilities, we cannot assure you that our actual liabilities will not exceed our recorded amounts; if actual liabilities do exceed recorded amounts, there will be an adverse effect on us.

        For additional information regarding our business, see "Business—General."

Critical Accounting Policies

        It is important to understand our accounting policies in order to understand our financial statements. Management considers certain of these policies to be critical to the presentation of the financial results, since they require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the financial reporting date and throughout the period being reported upon. Certain of the estimates result from judgments that can be subjective and complex, and consequently actual results may differ from these estimates, which would be reflected in future periods.

        Our most critical accounting policies involve the reporting of the reserves for losses and loss adjustment expenses (including losses that have occurred but were not reported to us by the financial reporting date), reinsurance recoverables, written and unearned premium, the recoverability of deferred tax assets, the impairment of invested assets, accounting for Lloyd's results, and goodwill.

        Loss Reserves and Loss Adjustment Expenses.    Loss reserves represent an estimate of the expected cost of the ultimate settlement and administration of losses, based on facts and circumstances then known. Actuarial methodologies are employed to assist in establishing such estimates and include judgments relative to estimates of future claims severity and frequency, length of time to develop to ultimate, judicial theories of liability and other third party factors which are often beyond our control. Due to the inherent uncertainty associated with the reserving process, the ultimate liability may be different from the original estimate. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. Additional information regarding our loss reserves can be found in "—Results of Operations—Operating Expenses—Net Losses and Loss Adjustment Expenses Incurred," "Business—Reserves," and Note 6 to our consolidated audited financial statements, all of which are included in this prospectus.

        Reinsurance Recoverables.    Reinsurance recoverables are established for the portion of the loss reserves that are ceded to reinsurers. Reinsurance recoverables are determined based upon the terms and conditions of reinsurance contracts which could be subject to interpretations that differ from our own based on judicial theories of liability. In addition, we bear credit risk with respect to our reinsurers which can be significant considering that certain of the reserves remain outstanding for an extended period of time. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. See the "Business—Reinsurance Ceded" section and Note 7 to our consolidated audited financial statements, both included in this prospectus.

        Written and Unearned Premium.    Written premium is recorded based on the insurance policies that have been reported to us and the policies that have been written by agents but not yet reported to us. We must estimate the amount of written premium not yet reported based on judgments relative to current and historical trends of the business being written. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. An unearned premium reserve is established to reflect the unexpired portion of each policy at the financial reporting date. See Note 1 to our consolidated audited financial statements, included in this prospectus.

        Deferred Tax Assets.    We have recorded valuation allowances related to deferred tax assets resulting from net operating loss carryforwards due to the uncertainty associated with the realization of the deferred tax asset related to certain of our foreign, state and local operations. Even though our foreign operations were profitable in 2002 and 2003, the valuation allowance was released only to the extent of the 2002 and 2003 profits since future profitability remains uncertain. See Note 5 to our consolidated audited financial statements, included in this prospectus.

        Impairment of Invested Assets.    Impairment of investment securities results in a charge to operations when a market decline below cost is other-than-temporary. Management regularly reviews our fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to: the current fair value as compared to amortized cost or cost, as appropriate, of the security; the length of time the security's fair value has been below amortized cost or cost, and by how much; and specific credit issues related to the issuer and current economic conditions. In general, we focus our attention on those securities whose market value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. Other factors considered in evaluating potential impairment include the current fair value as compared to amortized cost or cost, as appropriate, our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value, specific credit issues related to the issuer and current economic conditions. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. Significant changes in the factors we consider when evaluating investments for impairment losses could result in a significant change in impairment losses reported in the consolidated financial statements. For additional detail regarding our investment portfolio at June 30, 2003 and December 31, 2002, including disclosures regarding other-than-temporary declines in investment value, see the "Business—Investments" section and Note 2 to our consolidated audited financial statements, both included in this prospectus.

        Accounting for Lloyd's Results.    We record our pro rata share of Lloyd's syndicate assets, liabilities, revenues and expenses, after making adjustments to convert Lloyd's accounting to U.S. generally accepted accounting principles, or GAAP. The most significant U.S. GAAP adjustments relate to income recognition. Lloyd's syndicates determine underwriting results by year of account at the end of three years. We record adjustments to recognize underwriting results as incurred, including the expected ultimate cost of losses incurred. These adjustments to losses are based on actuarial analysis of syndicate accounts, including forecasts of expected ultimate losses provided by the syndicate. At the end of the Lloyd's three-year period for determining underwriting results for an account year, the syndicate will close the account year by reinsuring outstanding claims on that account year with the participants for the account's next underwriting year. The amount to close an underwriting year into the next year is referred to as the "reinsurance to close." The reinsurance to close transactions are recorded as additional written and earned premium, losses incurred, loss reserves and receivables, all in the same amount. There are no gains or losses recorded on the reinsurance to close transactions. See Note 1 to our consolidated audited financial statements, included in this prospectus.

        Historically, we reported "Funds due from Lloyd's syndicate" as a separate line item on our balance sheets. The balance consisted primarily of investments, cash and premiums receivables resulting from our participation in Lloyd's Syndicate 1221. Commencing at December 31, 2002, we have recorded the amounts due from Lloyd's Syndicate 1221 as part of their separate components in our financial statements. As a result, the amounts previously classified as "Funds due from Lloyd's syndicate" have been reclassified to conform to the current year's presentation.

        Goodwill.    The Financial Accounting Standards Board issued Statement of Financial Accounting Standards 142 (SFAS 142), "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS 142 changes the accounting for goodwill and intangible assets that have indefinite useful lives from an amortization approach to an impairment-only approach that requires that those assets be tested at least annually for impairment. We completed our annual impairment review of goodwill resulting in no impairment as of January 1, 2003. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss will be recognized. See Note 1 to our consolidated audited financial statements, included in this prospectus.

        For additional information on the effect of the application of new accounting standards to us, see Note 6 to our interim consolidated financial statements included in this prospectus.

Results of Operations

        The following is a discussion and analysis of our consolidated results of operations for the six months ended June 30, 2003 and 2002, and for the years ended December 31, 2002, 2001 and 2000.

  Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

        Revenues.    Gross written premium for the six months ended June 30, 2003 increased 48.4% to $315,894,000 from $212,861,000 for the six months ended June 30, 2002.

        The following table sets forth our gross written premium by segment and line of business, and ceded and net written premium by segment for the periods indicated:

	Six Months Ended June 30,
	2003		2002
	($ in thousands)
Insurance Companies:
Marine	$103,440	33%	$83,540	39%
General Liability	62,826	20	50,512	24
Professional Liability	25,558	8	7,709	4
Surety	788	—	—	—
Other	823	—	3,046	1

Gross Written Premium	193,435	61	144,807	68

Ceded Written Premium	(105,753)		(63,812)

Net Written Premium	87,682		80,995

Lloyd's Operations:
Marine	106,465	34	63,931	30
Engineering and Construction	8,485	3	1,893	1
Onshore Energy	7,509	2	2,230	1

Gross Written Premium	122,459	39	68,054	32

Ceded Written Premium	(57,477)		(22,606)

Net Written Premium	64,982		45,448

Total Gross Written Premium	315,894	100%	212,861	100%

Total Ceded Written Premium	(163,230)		(86,418)

Total Net Written Premium	$152,664		$126,443

  Insurance Companies' Gross Written Premium

        Marine Premium.    The marine premium for the six months ended June 30, 2003 increased 23.8% compared to the first six months of 2002 due primarily to the increase in premium rates, resulting in higher premiums on new and renewal business. Navigators Insurance Company obtained price increases on renewal business of approximately 19% in the first six months of 2003, amounting to approximately $9.5 million of gross written premium from rate increases.

        General Liability Premium.    The general liability premium increased 24.4% from the first six months of 2002 to 2003 due to new business and increased rates. Rate increases on renewal business for the contractors liability policies averaged 50.9%, resulting in approximately $7.8 million of premium from rate increases. During the first six months of 2003, the number of construction liability in-force policies decreased by approximately 39%, primarily as the result of our efforts to scale back the number of small artisan policies we write.

        Professional Liability Insurance.    The professional liability premium increased to $25.6 million for the first six months of 2003 from $7.7 million for the first six months of 2002, reflecting growth in this relatively new line of business.

        Surety.    In late 2002, Navigators Insurance Company began to write surety business which consists of bonds guaranteeing the performance of a specific obligation. Our focus is on providing bid and performance bonds to small contractors requiring contract bonds for projects of $2.0 million or less.

  Lloyd's Operations' Gross Written Premium

        We participate in the marine and related insurance lines of the Lloyd's market through NUAL, which manages Lloyd's Syndicate 1221.

        Lloyd's Syndicate 1221's 2003 stamp capacity of £125 million ($199.7 million) compared to £75.0 million ($112.7 million) in 2002. Stamp capacity is a measure of the amount of premium a Lloyd's syndicate is authorized to write by the Council of Lloyd's. Syndicate 1221's stamp capacity is expressed net of commission (as is standard at Lloyd's) of approximately 21%. We provide 97.4% and provided 68.1% of Syndicate 1221's capacity for the 2003 and 2002 underwriting years, respectively. In 2003, we are providing a larger percentage of the gross capacity and are reinsuring 15.4% of our Syndicate 1221 capacity through the utilization of quota share reinsurance agreements to third parties who provide letters of credit used as collateral at Lloyd's. The Lloyd's marine business had been subject to deteriorating pricing beginning in the mid-1990's. The pricing competition showed some signs of stabilizing in 2000 and prices increased in 2001, 2002 and in the first six months of 2003. Lloyd's presents its results on an underwriting year basis, generally closing each underwriting year after three years. We make estimates for each underwriting year and timely accrue the expected results. Our Lloyd's operations included in the consolidated financial statements represent our participation in Syndicate 1221.

        Lloyd's syndicates report the amounts of premiums, claims, and expenses recorded in an underwriting account for a particular year to the companies or individuals that participate in the syndicates. The syndicates generally keep accounts open for three years. Traditionally, three years have been necessary to report substantially all premiums associated with an underwriting year and to report most related claims, although claims may remain unsettled after the account is closed. A Lloyd's syndicate typically closes an underwriting account by reinsuring outstanding claims on that account with the participants for the next underwriting year. The ceding participants pay the assuming participants an amount based on the unearned premiums and outstanding claims in the underwriting account at the date of the assumption. Our participation in Lloyd's Syndicate 1221 is represented by and recorded as our proportionate share of the underlying assets and liabilities and results of operations of the syndicate since, (a) we hold an undivided interest in each asset, (b) we are proportionately liable for each liability and (c) Syndicate 1221 is not a separate legal entity. At Lloyd's, the amount to close an underwriting year into the next year is referred to as the reinsurance to close. The reinsurance to close amounts represent the transfer of the assets and liabilities from the participants of a closing underwriting year to the participants of the next underwriting year. To the extent our participation in the syndicate changes as a result of this transfer, the reinsurance to close amounts vary accordingly. The reinsurance to close transactions are recorded as additional written and earned premium, losses incurred, loss reserves and receivables, all in the same amount. There are no gains or losses recorded on the transactions.

        We provide letters of credit to Lloyd's to support our participation in Syndicate 1221's capacity. If we increase our participation, or if Lloyd's changes the capital requirements, we may be required to supply additional letters of credit or other collateral acceptable to Lloyd's, or reduce the capacity of Syndicate 1221. The letters of credit are provided through the credit facility which we maintain with a consortium of banks. The credit facility agreement requires that the banks vote by November 19th of each year whether or not to renew the letter of credit portion of the facility. If the banks decide not to renew the letter of credit facility, we will need to find other sources to provide the letters of credit or other collateral in order to continue to participate in Syndicate 1221 for underwriting year 2004 and subsequent years.

        Marine Premium.    In the first six months of 2003, marine premium increased 66.5% from the first six months of 2002 partially due to the increase in premium rates resulting in higher premiums on renewal and new business and due to the capacity provided to Syndicate 1221 by Navigators Corporate

Underwriters Ltd. and Millennium Underwriting Ltd. increasing from 68.1% in 2002 to 97.4% in 2003. The increased premium in 2003 included approximately $11.4 million of rate increases.

        Engineering and Construction Premium.    The business consists of coverage for construction projects including machinery, equipment and loss of use due to delays. The increase in the gross written premium in the first six months of 2003 compared to 2002 was due to new business and the increase in capacity provided to Syndicate 1221.

        Onshore Energy.    The increase in the gross written premium for this business in the first six months of 2003 compared to 2002 was primarily due to new business and the increase in capacity provided to Syndicate 1221.

        Ceded Written Premium.    In the ordinary course of business, we reinsure certain insurance risks with unaffiliated insurance companies for the purpose of limiting our maximum loss exposure, protecting against catastrophic losses, and maintaining desired ratios of net premiums written to statutory surplus. The relationship of ceded to written premium varies based upon the types of business written and whether the business is written by our insurance company subsidiaries or the Lloyd's operations. There are several factors contributing to an increase in ceded premium when comparing the six months ended June 30, 2003 to the same period in 2002. First, rate increases on our business resulted in higher premium levels, and consequently more ceded premiums. The second is the cost of excess of loss reinsurance which is purchased to limit our exposure to an individual large loss. This reinsurance cost increased in the marine and general liability business. Effective April 1, 2003, the reinsurance treaty for our general liability business was amended to incorporate a ceding commission from the reinsurer and a rate increase. Third, we increased the amount of quota share reinsurance for certain product lines, based upon management's assessment of expected loss activity. Fourth, Navigators Pro experienced substantial premium growth, resulting in increased amounts of premium ceded to its quota share reinsurance program. Additionally, we entered into quota share reinsurance agreements to reinsure 15.4% of our Syndicate 1221 capacity to third parties who provide letters of credit used as collateral at Lloyd's.

        Net Written Premium.    Net written premium increased 20.7% when comparing the first six months of 2003 to the same period in 2002, as a result of the increase in the gross written premium partially offset by the increased ceded premium, each of which is discussed above.

        Net Earned Premium.    Net earned premium increased 45.0% for the six months ended June 30, 2003, compared to the same period in 2002. Net earned premium increased across all major product lines as a result of rate increases and new business generated in 2002 and 2003.

        Commission Income.    Commission income generated by the Navigators Agencies increased to $2,725,000 for the first six months of 2003 from $2,094,000 for the same period in 2002, primarily as the result of the increased earned premium on the marine business produced by the Navigators Agencies and an increase in the unaffiliated insurance companies' share of the marine pool from 25% to 30%.

        Net Investment Income.    Net investment income was substantially the same for the six months ended June 30, 2003 and 2002. The earnings from the increase in investment assets were offset by the general decrease in interest rates.

        Net Realized Capital Gains (Losses).    Pre-tax net income for the first six months of 2003 included $887,000 of net realized capital gains compared to $92,000 of net realized capital losses for the same period last year. On an after-tax basis, the net realized capital gains were $738,000 or $0.08 per share for the first six months of 2003 and the net realized capital losses were $71,000 or $0.01 per share for the same period of 2002. Included in net realized capital gains in the first six months of 2002 was

$2,118,000 of impairment losses recorded on one of our asset-backed securities. There have been no impairment losses on securities in 2003.

        Other Income.    Other income for the first six months of 2003 and 2002 consisted primarily of inspection fees related to the general liability business and foreign exchange gains and losses.

Operating Expenses

        Net Losses and Loss Adjustment Expenses Incurred.    The amount recorded for net losses and loss adjustment expenses reflects management's estimate of dollar amounts required to pay all claims, as well as related expenses to adjust and settle claims. The estimates include payments made during the period, reserves established for future payment on known claims and reserves established for claims that are anticipated but that have not yet been reported to us. Insurance companies typically evaluate their loss experience by calculating a "loss ratio," which is the ratio of losses and loss adjustment expenses incurred to the net earned premium for the period. Our loss ratio for the first six months of 2003 was 66.4%, compared to 61.9% for the first six months of 2002. The majority of this increase was due to an increase in the loss ratio of Navigators Insurance Company increasing from 58.5% for the first six months of 2002 to 66.9% for the first six months of 2003. The largest factor impacting this was an increase in incurred losses for Navigators Insurance Company's marine business in the first three months of 2003. To a lesser extent, the increase in the loss ratio was affected by the growth in the general liability and professional liability lines of business for which we generally estimate a higher ultimate loss ratio than the marine business, and a change in the general liability excess of loss program which increased the loss ratio and decreased the commission expense ratio. Also, we experienced adverse development on an assumed reinsurance line of business currently in runoff and, as a result, strengthened our loss reserves on such business by $1,645,000.

        The following table sets forth our net loss reserves by segment as of the dates indicated:

	June 30, 2003	December 31, 2002
	Net Loss Reserves	Net Loss Reserves
	($ in thousands)
Insurance Companies:
Marine	$77,294	$73,521
General Liability	85,290	64,949
Professional Liability	3,512	1,240
Surety	35	7
Other	26,377	26,690

Total Insurance Companies	192,508	166,407

Lloyd's Operations:
Marine	106,286	97,018
Engineering and Construction	1,071	726
Onshore Energy	2,179	496

Total Lloyd's Operations	109,536	98,240

Total Net Loss Reserves	$302,044	$264,647

        As discussed under the caption "Business—Reserves," there are a number of factors that could cause actual losses and loss adjustment expenses to differ materially from the amount that we have reserved for losses and loss adjustment expenses.

        Commission Expense.    Commission expense as a percentage of net earned premium was 14.8% and 19.8% for the six months ended June 30, 2003 and 2002, respectively. The commission expense tends to fluctuate with changes in the mix of business. The decrease during the first six months of 2003 was primarily the result of increased reinsurance ceding commission from a change in the general liability reinsurance program and from the professional liability and Lloyd's marine operations.

        Other Operating Expenses.    Other operating expenses increased to $23,824,000 for the first six months ended June 30, 2003 from $18,870,000 during the corresponding period of 2002, primarily due to the increase in employee related expenses resulting from expansion of the business. The percentage of other operating expenses to net earned premium decreased to 18.1% for the first six months of 2003 from 20.8% for the corresponding 2002 period, primarily due to the expenses being spread over a larger premium base.

        Interest Expense.    Interest expense decreased to $184,000 for the six months ended June 30, 2003 from $305,000 for the corresponding period of 2002. This decline was due to a smaller loan balance and lower interest rates on the loan.

        Income Taxes.    The effective tax rate was 21.5% and 23.0% for the six months ended June 30, 2003 and 2002, respectively. The rates differed from the Federal statutory income tax rate primarily due to the change in the valuation allowance to the extent of income or loss generated in certain of our foreign operations, and also to tax-exempt interest income.

        Our valuation allowance relating to our foreign operations decreased by $1,484,000 for the six months ended June 30, 2003 relating to the reduction in the loss carryforward at our foreign operations resulting from income generated by these operations in the first six months of 2003. At June 30, 2003 and 2002, we had loss carryforwards remaining at our foreign operations amounting to potential future tax benefits of $3,046,000 and $5,113,000, respectively, along with a valuation allowance equal to these benefits. Even though the foreign operations were profitable in the first six months of 2003, the valuation allowance was released only to the extent of the 2003 profits since future profitability remains uncertain. We need to generate $10,152,000 of future foreign pretax income in order to fully utilize the foreign loss carryforward, which can be carried forward indefinitely.

        We also had net state and local loss carryforwards amounting to potential future tax benefits of $2,220,000 and $1,899,000 at June 30, 2003 and 2002, respectively, along with a valuation allowance equal to these benefits. We need to generate $12,368,000 of future state and local pretax income in order to fully utilize the loss carryforwards, which expire from 2019 to 2023.

        We had alternative minimum tax carryforwards of $0 and $2,304,000 at June 30, 2003 and 2002, respectively.

        Net Income.    We had net income of $11,108,000 for the six months ended June 30, 2003 compared to $7,224,000 for the same period last year. On a diluted per share basis, this represented net income per share of $1.27 and $0.84 for the six months ended June 30, 2003 and 2002, respectively.

  Year ended December 31, 2002 compared to year ended December 31, 2001 and year ended December 31, 2000

        General.    Our 2002, 2001 and 2000 results of operations reflect increasing premium rates beginning in late 2000 and continuing in 2001 and 2002.

        The 2001 results of operations were adversely impacted by approximately $4.5 million, both pre-tax and after-tax, resulting from the World Trade Center attack, consisting of estimated net incurred losses of $4.1 million and the net effect of reinsurance reinstatement premiums of $0.4 million, all of which originated from our Lloyd's operations. This represented our best estimate of our maximum exposure determined by an analysis of policies that may have incurred a loss resulting from the terrorist attack.

No additional losses related to the World Trade Center attack were incurred during 2002. However, given the uncertainty surrounding this event, the estimate may change over time as additional information becomes available.

        Revenues.    Gross written premium increased to $447.8 million in 2002 from $278.2 million in 2001 and from $188.4 million in 2000. The following table sets forth our gross written premium by segment and line of business, and ceded and net written premium by segment for the periods indicated:

	Year Ended December 31,
	2002		2001		2000
	($ in thousands)
Insurance Companies:
Marine	$178,326	40%	$108,228	39%	$81,664	44%
General Liability	115,626	26	55,135	20	28,360	15
Professional Liability	23,430	5	694	—	—	—
Surety	58	—	—	—	—	—
Onshore Energy	579	—	(403)	—	82	—
Other	4,120	1	5,241	2	762	—

Gross Written Premium	322,139	72	168,895	61	110,868	59

Ceded Written Premium	(138,707)		(74,461)		(59,075)

Net Written Premium	183,432		94,434		51,793

Lloyd's Operations:
Marine	116,231	26	105,212	38	76,101	40
Engineering and Construction	5,477	1	2,517	1	936	1
Onshore Energy	3,991	1	1,570	—	520	—

Gross Written Premium	125,699	28	109,299	39	77,557	41

Ceded Written Premium	(38,352)		(31,198)		(21,257)

Net Written Premium	87,347		78,101		56,300

Total Gross Written Premium	447,838	100%	278,194	100%	188,425	100%

Total Ceded Written Premium	(177,059)		(105,659)		(80,332)

Total Net Written Premium	$270,779		$172,535		$108,093

  Insurance Companies' Gross Written Premium

        Marine Premium.    The 2002 and 2001 marine premium increased 64.8% and 32.5%, respectively, due to the increase in premium rates resulting in higher premiums on new and renewal business. The improved pricing environment resulted in Navigators Insurance Company increasing its writing of new business. The increased premium in 2002 of $70.1 million resulted from $49.2 million of new business and $20.9 million from rate increases which averaged 21%. Navigators Insurance Company obtains its marine business through participation in the marine pool managed by the Navigators Agencies. Its participation in the marine pool was 75% in 2002, 2001 and 2000.

        General Liability Premium.    The general liability premium increased 109.7% from 2001 to 2002 and 94.4% from 2000 to 2001 due to increased rates and underwriting new policies in this line. The increased premium in 2002 of $60.5 million resulted from $48.9 million of new business and $11.6 million of rate increases which averaged 30%. The new business and the rate increases resulted from a tightening market for California contractors' liability insurance and expansion of the artisan business.

        Professional Liability Insurance.    In late 2001, our insurance company subsidiaries began to write professional liability insurance, primarily consisting of directors and officers liability insurance for privately held and publicly traded corporations. More recently, the professional liability business has been expanded to include errors and omissions insurance and employment practices liability coverages.

        Surety.    In late 2002, Navigators Insurance Company began to write surety business which consists of bonds guaranteeing the performance of a specific obligation. Our focus is on providing bid and performance bonds to small contractors requiring contract bonds for projects of $2.0 million or less.

        Onshore Energy.    During 2002, Navigators Insurance Company participated in the onshore energy business written by Syndicate 1221. The business principally focuses on the oil and gas, chemical and petrochemical industries with coverages primarily for property damage and business interruption.

  Lloyd's Operations' Gross Written Premium

        For a discussion of how our Lloyd's Syndicate 1221 operates, as well as a discussion of how Lloyd's syndicates operate generally, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002—Lloyd's Operations' Gross Written Premium."

        Marine Premium.    In 2002, marine premium increased 10.5% from 2001 partially due to the increase in premium rates resulting in higher premiums on renewal and new business and due to the capacity provided to Syndicate 1221 by Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd. increasing from 67.4% in 2001 to 68.1% in 2002. The higher premium rates, averaging approximately 26%, made the business more attractive resulting in the Lloyd's operations increasing its writings of new business. The increased premium volume in 2001 compared to 2000 was also due to the increase in premium rates and to the capacity provided to Syndicate 1221 by Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd. increasing from 64.5% in 2000 to 67.4% in 2001.

        Engineering and Construction Premium.    The business consists of coverage for construction projects including machinery, equipment and loss of use due to delays. The increases in the gross written premium in 2002 and 2001 were due primarily to new business.

        Onshore Energy.    The business principally focuses on the oil and gas, chemical and petrochemical industries with coverages primarily for property damage and business interruption. The increases in the gross written premium in 2002 and 2001 were due to new business and rate increases. The 2002 increase was approximately 50% new business and 50% rate increases.

        Ceded Written Premium.    In the ordinary course of business, we reinsure certain insurance risks with unaffiliated insurance companies for the purpose of limiting our maximum loss exposure, protecting against catastrophic losses, and maintaining desired ratios of net premiums written to statutory surplus. The relationship of ceded premium to gross written premium varies based upon the types of business written and whether the business is written by our insurance company subsidiaries or the Lloyd's operations. The amount of ceded premium in 2002 increased over 2001 due to the increase in gross written premium and the increase in reinsurance rates in 2002. The percentage of the Lloyd's operations' ceded premium increased from 28.5% in 2001 to 30.5% in 2002 due to additional quota share reinsurance. The percentage of our insurance company subsidiaries' premium which was ceded decreased from 44.1% in 2001 to 43.1% in 2002 primarily due to the increase in the general liability insurance premium, of which our insurance company subsidiaries retain more of the premium than in the other lines of business. The increase in ceded premium in the Lloyd's operations from 27.4% in 2000 to 28.5% in 2001 was due to slightly higher reinsurance rates. Our insurance company subsidiaries' percentage of ceded premium decreased from 53.3% in 2000 to 44.1% in 2001 primarily due to the increase in the general liability insurance line.

        Net Written Premium.    Net written premium increased 56.9% from 2001 to 2002 due to the increase in the gross written premium partially offset by the increase in the percentage of ceded premium from 38.0% in 2001 to 39.5% in 2002. Net written premium increased 59.6% from 2000 to 2001 primarily due to the increase in the gross written premium and the decrease in the percentage of premium ceded.

        Net Earned Premium.    Net earned premium increased due to the increase in the net written premium.

        Commission Income.    The increases in commission income from 2001 to 2002 of 13.9% and from 2000 to 2001 of 11.9% were due to the increase in marine premium for which we receive commission from unaffiliated insurers.

        Net Investment Income.    Net investment income decreased 6.7% in 2002 from the previous year due to lower interest rates during 2002 partially offset by increased invested assets. Investment income increased 4.9% during 2001 from 2000 primarily due to an increase in investment income allocated to Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd. from the investments at the Lloyd's syndicates due to their increased participation in Syndicate 1221, reduction in our insurance company subsidiaries' municipal portfolio, reduction in the expenses to manage the portfolio and the increase in the size of the portfolio. See the "Business—Investments" section, included in this prospectus, for additional information regarding our net investment income.

        Net Realized Capital Gains.    Pre-tax net income included $1,668,000 of net realized capital gains for 2002 compared to $790,000 for 2001 and $265,000 for 2000. On an after-tax basis, the net realized capital gains were $0.14 per share, $0.09 per share and $0.02 per share for 2002, 2001 and 2000, respectively. The 2002 and 2001 net realized capital gains include $2,905,000 and $1,618,000 of impairment losses recorded on three of our asset-backed securities, respectively.

        Other Income/(Expense).    Other income/(expense) for 2002 consisted primarily of foreign exchange gains and inspection fees related to the general liability insurance business. Other income/(expense) for 2001 consists primarily of a $3,800,000 charge related to our former investment in Riverside Corporate Underwriters, Ltd., a Lloyd's corporate name. Lloyd's informed us in 2001 that it was liable for part of the adverse development in the Lloyd's syndicates in which Riverside Corporate Underwriters, Ltd. provided capacity in 1999 and 1998. We had provided a letter of credit to Riverside Corporate Underwriters, Ltd. in order for Riverside Corporate Underwriters, Ltd. to participate on various Lloyd's syndicates. We believe that we have no further exposure to Riverside Corporate Underwriters, Ltd.

  Operating Expenses

        Net Losses and Loss Adjustment Expenses Incurred.    The ratio of net loss and loss adjustment expenses incurred to net earned premium was 63.4%, 70.7% and 64.8% in 2002, 2001 and 2000, respectively. The decrease in the loss ratio from 2002 to 2001 was primarily due to the losses resulting from approximately $4.1 million of net losses related to the World Trade Center attack, accounting for 2.7 points of the 2001 loss ratio, and from approximately $1.9 million of net losses resulting from one large offshore energy claim (Petrobras) in the first quarter of 2001, accounting for 1.3 points of the 2001 loss ratio. Gross losses resulting from the terrorist attack were $17.6 million with the ceded portion of the losses reinsured by highly rated reinsurers. In October 2001, $8.1 million of the losses were paid and fully recovered from the reinsurers. The increase in the 2001 loss ratio compared to 2000 was primarily due to the 2001 losses described above. We do not discount any of our loss reserves.

        The following table sets forth our net loss reserves by segment and line of insurance business as of the date indicated:

	As of December 31,
	2002	2001	2000
	($ in thousands)
Insurance Companies:
Marine	$73,521	$57,563	$56,932
General Liability	64,949	35,812	24,728
Professional Liability	1,240	3	—
Surety	7	—	—
Onshore Energy	3,282	2,564	5,452
Other (reserves on run-off business)	23,408	26,573	27,963

Total Insurance Companies	166,407	122,515	115,075

Lloyd's Operations:
Marine	97,018	79,879	59,674
Engineering and Construction	726	229	86
Onshore Energy	496	136	48

Total Lloyd's Operations	98,240	80,244	59,808

Total Net Loss Reserves	$264,647	$202,759	$174,883

        As discussed under the caption "Business—Reserves," there are a number of factors that could cause actual losses and loss adjustment expenses to differ materially from the amount that we have reserved for losses and loss adjustment expenses.

        The increases in the loss reserves for the marine and general liability insurance were primarily due to the reserves on the increased premium volume. We started writing professional liability insurance in late 2001.

        Commission Expense.    Commission expense as a percentage of net earned premium was 20.9%, 20.7% and 20.6% for 2002, 2001 and 2000, respectively. The same ratios without the reinsurance to close premium were 21.1%, 21.3% and 22.5% in 2002, 2001 and 2000, respectively. The 2002 and 2001 commission expense ratios were similar. The decrease in the 2001 commission expense ratio compared to 2000 was primarily due to the increase in our insurance company subsidiaries' net earned premium for the marine business. The reinsurance to close premium increased earned premium but did not change the commission expense, therefore the ratio of commission expense to earned premium decreased.

        Other Operating Expenses.    The increases in other operating expenses of 44.4% in 2002 and 8.8% in 2001 were primarily employee-related expenses resulting from expansion of the business as discussed under the "Revenues" section included in this prospectus.

        Interest Expense.    The decreases in interest expense in 2002 and 2001 were primarily due to lower interest rates charged on the loan balance and a declining loan balance.

        Income Taxes.    The income tax expense was $5.8 million, $1.7 million and $3.3 million for 2002, 2001 and 2000, respectively. The effective tax rates for 2002, 2001 and 2000 were 26.2%, 31.6% and 32.0%, respectively. We had alternative minimum tax carryforwards of $1.0 million, $3.9 million and $5.3 million at December 31, 2002, 2001, and 2000, respectively. The alternative minimum tax carryforwards were primarily attributable to the tax benefits from municipal bond interest.

        As of December 31, 2002 and 2001, the net deferred Federal, foreign, state and local tax assets were $6.5 million and $10.0 million, respectively. At December 31, 2002, we had a $6.7 million valuation allowance against our deferred tax assets compared to a $7.3 million valuation allowance at December 31, 2001. The valuation allowance has been maintained because of the uncertainty associated with the realization of the deferred tax asset for the carryforward of operating losses from certain of our foreign, state and local operations. Even though our foreign operations were profitable in 2002, the valuation allowance was released only to the extent of the 2002 profits since future profitability remains uncertain. We will continue to evaluate the valuation allowance based on the results of our foreign, state and local operations.

        Net Income.    We had net income of $16.4 million in 2002, $3.7 million in 2001 and $7.0 million in 2000. The increase in net income from 2001 to 2002 was primarily due to overall improved profitability in the insurance operations. The decrease in net income from 2000 to 2001 was primarily due to the losses resulting from the World Trade Center attack.

Investments

        For a discussion of our investments, see "Business—Investments" included in this prospectus.

Liquidity and Capital Resources

        Cash flow provided by operations was $108.5 million, $41.3 million and $20.1 million for 2002, 2001, and 2000, respectively. The increases in the 2002 and 2001 operating cash flows were primarily due to the increases in net written premium. Cash flow provided by operations was $65,550,000 and $47,788,000 for the six months ended June 30, 2003 and 2002, respectively, primarily due to increases in net written premium. Operating cash flow was used primarily to acquire additional investment assets and to reduce debt.

        Invested assets and cash increased to $519.4 million at June 30, 2003 from $452.9 million at December 31, 2002 and $333.1 million at December 31, 2001. The increase was primarily due to the positive cash flow. Net investment income was $9.2 million for the six months ended June 30, 2003, $18.1 million for the year ended December 31, 2002, $19.4 million for the year ended December 31, 2001 and $18.4 million for the year ended December 31, 2000. The average yield of the portfolio, excluding net realized capital gains, was 4.78% in 2002, 6.14% in 2001 and 6.55% in 2000 reflecting the prevailing interest rates during those years. As of December 31, 2002 and June 30, 2003, all fixed maturity securities and equity securities held by us were classified as available-for-sale.

        At June 30, 2003, the weighted average rating of our fixed maturity investments was "AA" by Standard & Poor's and "Aa" by Moody's. We believe that we have no significant exposure to credit risk since the fixed maturity investment portfolio consists of investment-grade bonds. At June 30, 2003, our portfolio had an average maturity of 4.9 years and a duration of 3.6 years. Management continually monitors the composition and cash flow of the investment portfolio in order to maintain the appropriate levels of liquidity to ensure our ability to satisfy claims. We incurred impairment losses of $2.9 million in 2002 and $1.6 million in 2001 on asset-backed securities.

        We have a credit facility provided through a consortium of banks. The credit facility provides for an $11.0 million revolving line of credit facility, which will reduce by an additional $2.0 million in 2003, and $9.0 million in 2004, until it terminates on November 19, 2004, and a $55.0 million letter of credit facility. At June 30, 2003, $11.0 million in loans were outstanding under the revolving credit portion of the credit facility at an interest rate of 2.4%. The letter of credit facility is utilized primarily by Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd. for our participation in Lloyd's Syndicate 1221. The credit facility agreement requires that the banks vote by November 19th of each year whether or not to renew the letter of credit portion of the facility. If the banks decide not to renew the letter of credit portion of the facility, we will need to find other sources to provide the letters of credit or other collateral in order to continue our participation in Syndicate 1221. At June 30, 2003, letters of credit with an aggregate face amount of $54.8 million were issued under the letter of credit facility. We intend to use some of the proceeds from the sale of our common stock in this offering to repay the full amount of indebtedness outstanding under the revolving credit portion of the credit facility.

        The bank credit facility is collateralized by the common stock of Navigators Insurance Company. It contains covenants common to transactions of this type, including restrictions on indebtedness and liens, limitations on mergers and the sale of assets, maintaining certain consolidated tangible net worth, statutory surplus and other financial ratios. At June 30, 2003, we were in compliance with all covenants.

        At June 30, 2003, our consolidated stockholders' equity was $187.1 million compared to $171.3 million at December 31, 2002. The increase was primarily due to the net income for the six months ended June 30, 2003 and the increase in the unrealized gains in the investment portfolio.

        We had annual rental commitments at June 30, 2003 under various noncancellable operating leases for our office facilities, which expire at various dates through 2013. The commitments by year are $2.1 million for 2003, $2.2 million for 2004, $2.1 million for 2005, $2.0 million for 2006 and $5.7 million for 2007 and beyond.

        Our reinsurance has been placed with various U.S. and foreign insurance companies and with selected syndicates at Lloyd's. Pursuant to the implementation of Lloyd's Plan of Reconstruction and Renewal, a portion of our recoverables are now reinsured by Equitas (a separate United Kingdom authorized reinsurance company established to reinsure outstanding liabilities of all Lloyd's members for all risks written in the 1992 or prior years of account).

        We rely upon dividends from our subsidiaries to meet our holding company obligations. The dividends have historically come primarily from Navigators Insurance Company. At December 31, 2002, the maximum amount available for the payment of dividends by Navigators Insurance Company during 2003 without prior regulatory approval was $12,854,000. During the first six months of 2003, Navigators Insurance Company paid dividends of $6,000,000 to us.

        We believe that the cash flow generated by the operating activities of our subsidiaries will provide sufficient funds for us to meet our liquidity needs over the next twelve months. Beyond the next twelve months, cash flow available to us may be influenced by a variety of factors, including general economic conditions and conditions in the insurance and reinsurance markets, as well as fluctuations from year to year in claims experience.

Economic Conditions

        We are a specialty insurance company and periods of moderate economic recession or inflation tend not to have a significant direct affect on our underwriting operations. They do, however, impact our investment portfolio. A decrease in interest rates will tend to decrease our yield and have a positive effect on the fair value of our invested assets. An increase in interest rates will tend to increase our yield and have a negative effect on the fair value of our invested assets.

        Our management considers the potential impact of these economic trends in estimating loss reserves. Our management believes that the underwriting controls it maintains, and the fact that a significant amount of our business is in lines of insurance which have relatively short loss payout patterns, assist in estimating ultimate claim costs more reasonably and lessen the potential adverse impact of the economy on us.

Quantitative and Qualitative Disclosures About Market Risk

  Market Risk

        Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of our primary market risk exposures and how those exposures are currently managed as of December 31, 2002. Our market risk sensitive instruments are entered into for purposes other than trading.

        The carrying value of our investment portfolio as of December 31, 2002 was $452.9 million of which 81.0% was invested in fixed-maturity securities. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed-maturity securities. Our exposure to equity price risk and foreign exchange risk is not significant. We have no commodity risk.

        For fixed maturity securities, short-term liquidity needs and the potential liquidity needs of the business are key factors in managing the portfolio. The portfolio duration relative to the liabilities' duration is primarily managed through investment transactions.

        There were no significant changes regarding the investment portfolio in our primary market risk exposures or in how those exposures were managed between the year ended December 31, 2002 and the year ended December 31, 2001, other than the impairment losses of $2.9 million in 2002 and $1.6 million in 2001 recorded on three of our asset-backed securities. There have been no significant changes in our primary market risk exposures or how those exposures are managed from December 31, 2002 through June 30, 2003. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

        We are subject to interest rate risk on our notes payable to banks as changes in interest rates would impact future earnings; however, this interest rate risk exposure is not considered significant.

  Sensitivity Analysis

        Sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In our sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible near-term changes in those rates. The term "near-term" means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any actions that would be taken by us to mitigate such hypothetical losses in fair value.

        In this sensitivity analysis model, we use fair values to measure our potential loss. The sensitivity analysis model includes fixed maturities and short-term investments. The primary market risk to our market-sensitive instruments is interest rate risk. The sensitivity analysis model uses a 100 basis point change in interest rates to measure the hypothetical change in fair value of financial instruments included in the model.

        For invested assets, modified duration modeling is used to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Duration on tax-exempt securities is adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of December 31, 2002.

        The sensitivity analysis model used by us produces a loss in fair value of market-sensitive instruments of $16.0 million based on a 100 basis point increase in interest rates as of December 31, 2002. This loss amount only reflects the impact of an interest rate increase on the fair value of our fixed maturities and short-term investments, which constitute approximately 46.6% of total assets as of December 31, 2002. The loss in fair value of market-sensitive instruments, as a result of a 100 basis point increase in interest rates as of December 31, 2002, is not material.

BUSINESS

General

        We are an international insurance holding company focusing on specialty products for niches within the overall property/casualty insurance market. Our largest product line and most long-standing area of specialization is ocean marine insurance. We have also developed specialty niches in general liability and in professional liability insurance. We base our strategy of developing specialty niches of business on the presence of what we perceive to be market opportunities for insurance products, our access to appropriately experienced personnel to manage a particular niche business and our estimation of the likelihood of that niche business producing profitable results. We believe that our focused market expertise and experience, together with our history of disciplined underwriting and prudent capital management, differentiate us from our competitors and provide us with the opportunity to achieve strong operating earnings growth. We conduct our insurance operations through Navigators Insurance Company and NIC Insurance Company and the Navigators Agencies. In addition to business that we underwrite in our insurance company subsidiaries, we also participate in the Lloyd's of London market, primarily through our ownership of NUAL which manages the Lloyd's Syndicate 1221.

        We have chosen to operate in specialty niches with certain common characteristics which we believe provide us with the opportunity to use our technical underwriting expertise in order to realize underwriting profit. As a result, we have focused on underserved markets for businesses characterized by higher severity and low frequency of loss where we believe our intellectual capital and financial strength bring meaningful value. In contrast, we have avoided niches that we believe have a high frequency of loss activity and/or are subject to a high level of regulatory coverage requirements, such as workers compensation and personal automobile insurance, because we do not believe our technical expertise is of as much value in these types of businesses. Examples of niches that have the characteristics we look for include bluewater hull (which provides coverage for physical damage to, for example, highly valued cruise ships) and directors and officers liability (which covers litigation exposure of a corporation's directors and officers). These types of exposures require substantial technical expertise. We attempt to mitigate the financial impact of severe claims on our results by conservative and detailed underwriting, prudent use of reinsurance and a balanced portfolio of risks.

Marine Insurance

        Our marine insurance business is conducted both through our insurance company subsidiaries and through our Lloyd's operations. Navigators Insurance Company obtains marine business through participation with four other unaffiliated insurers in a marine insurance pool managed by the Navigators Agencies. Navigators Insurance Company has participated in this marine insurance pool since 1983, when the company was formed. The composition of the pool and the level of participation of each member changes from time to time. Navigators Insurance Company's net participation in the marine pool for 2002, 2001 and 2000 was 75%. Navigators Insurance Company had a 70% participation in the marine pool for 2003 until it consummated a commutation agreement with one of the pool members, which retroactively increased its participation in the pool for 2003 to 80%. Somerset Insurance Limited, a Bermuda corporation of which Mr. Deeks and a member of his family own in the aggregate 98% of the outstanding voting stock, will continue to reinsure the portion of the amount commuted that it previously reinsured, which constitutes approximately 3.1% of Navigators Insurance Company's participation in the pool for the 2003 underwriting year. The Navigators Agencies generally receive commissions equal to 7.5% of the gross premium earned on marine insurance and are entitled to receive a 20% profit commission on the net underwriting profits of the pool.

        Within our insurance company subsidiaries' ocean marine business, there are a number of different product lines. The largest is marine liability, which protects business from liability to third parties for bodily injury or property damage stemming from their marine-related operations, such as terminals, marinas and stevedoring. Another significant product line is bluewater hull, which provides coverage to the owners of ocean-going vessels against physical damage to the vessels. We typically do not provide third party liability, known as protection and indemnity, to those risks. We also underwrite insurance for harbor craft and other small craft such as fishing vessels, generally providing both physical damage and third party liability coverage. We insure the physical damage to offshore oil platforms along with other offshore operations related to oil exploration and production. We underwrite cargo insurance, which provides coverage for physical damages to goods in the course of transit, whether by water, air or land.

        We participate in the marine and related insurance lines of the Lloyd's market through NUAL, which manages Lloyd's Syndicate 1221. The majority of Lloyd's Syndicate 1221's capacity is provided by Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd., which are wholly owned subsidiaries of NUAL. We provide 97.4% and provided 68.1% of Syndicate 1221's capacity for the 2003 and 2002 underwriting years, respectively. In 2003, we are providing a larger percentage of the gross capacity and are reinsuring 15.4% of our Syndicate 1221 capacity through the utilization of quota share reinsurance agreements with third parties who provide letters of credit used as collateral at Lloyd's. Our share of the premiums, losses and expenses from Lloyd's Syndicate 1221 are included in our consolidated results. The largest product line within our Lloyd's marine business is currently cargo, and the other primary lines include marine liability, offshore energy, bluewater hull, and assumed reinsurance of other marine insurers on an excess of loss basis. We have also developed a regional agency operation, Pennine Underwriting Limited, that generates cargo and engineering business in the Manchester and Leeds areas of the United Kingdom that are not traditionally served by Lloyd's of London.

General Liability

        Navigators Specialty, a division of one of the Navigators Agencies which was acquired in 1999, writes general liability insurance focusing on small general and artisan contractors and other targeted commercial risks, mostly in California. We have developed underwriting and claims expertise in this niche which we believe has allowed us to minimize our exposure to many of the large losses sustained in the past several years by other insurers, including losses stemming from coverages provided to larger contractors who work on condominiums, cooperative developments and other large housing developments. Many former competitors that lacked the expertise to selectively underwrite in this niche have been forced to withdraw from the market in the past several years, at a time when demand for coverage has remained, giving us the opportunity to selectively expand our underwriting in this area. As part of assessing the profit potential of the various lines of our business, as well as the overall amount of business that we are prepared to write in this specific line, in early 2003 we began to reduce the number of policies covering small artisan contractors, and to redirect our capacity to general contractors as well as to medium-sized artisan contractors. This shift in our business mix is consistent with our approach of emphasizing underwriting profit over market share.

Professional Liability

        We commenced underwriting professional liability insurance in the fourth quarter of 2001 after attracting a team of experienced professionals. We believe that a compelling market opportunity exists in this line due to public perception of diminished stockholder value resulting from numerous high profile financial and accounting scandals that have resulted in earnings restatements. This has resulted in increased class action litigation activity involving potential large losses related to alleged mismanagement by directors and officers. Our principal product in this business is directors and officers liability, which we offer for both privately held and small to mid-size publicly traded corporations. With respect to public corporations, we currently target corporations with a market capitalization of $2 billion or less for this business. In addition, we provide fiduciary liability and crime insurance to our directors and officers liability clients. In 2002, we began offering employment practices liability, lawyers professional liability and miscellaneous professional liability coverages. Our current target market for lawyers professional liability is law firms comprised of 75 or fewer attorneys. This business is produced through Navigators Pro, a division of one of the Navigators Agencies.

Surety

        Beginning in late 2002, we began producing surety business from our Midwest office. Surety bonds guarantee the performance of a specific contractual or statutory obligation, such as completion of a contractor's work on a publicly funded project. Our surety focus is on providing bid and performance bonds for small to medium contractors, generally requiring bonds for individual projects of $2 million or less. In addition, we write bonds to guarantee obligations outside of the construction industry, such as travel agents bonds, property brokers bonds, notary bonds and other miscellaneous and license and permit bonds. We have hired a group of experienced surety underwriters in our Midwest office who focus exclusively on this business. We expect to further expand our capabilities in this line over time.

Engineering and Construction

        The Lloyd's operations write engineering and construction business consisting of coverage for construction projects including damage to machinery and equipment and loss of use due to delays. We believe this coverage, together with the cargo coverage provided through our Lloyd's operations marine business, provides our policyholders with risk management protection for key exposures throughout a project's construction and operation.

Onshore Energy

        The Lloyd's operations also write onshore energy insurance which principally focuses on the oil and gas, chemical and petrochemical industries with coverages primarily for property damage and business interruption.

Other Property/Casualty Insurance

        In late 2002, we began to write commercial multiple peril and commercial automobile insurance business from our Midwest office. Our commercial multi-peril products include general liability and a small amount of property insurance. We do not underwrite workers compensation coverage. We generally avoid writing property risks in areas with high exposure to earthquake or windstorm losses, such as California and Florida. In 2002, we also began underwriting personal umbrella insurance. This product is typically purchased by individuals who seek higher limits of liability than are provided in their homeowners or personal automobile policies. When personal umbrella coverage is desired and these two primary coverages are placed with different insurers, there is a need to place the personal umbrella insurance policy on a stand-alone basis.

  Reinsurance Ceded

        We utilize reinsurance principally to reduce our exposure on individual risks, to protect against catastrophic losses, to maintain desired ratios of net premium written to statutory surplus and to stabilize loss ratios.

        Reinsurance does not discharge the original insurer from its primary liability to the policyholder. The ceding company is required to pay the losses even if the assuming company fails to meet its obligations under the reinsurance agreement.

        We are protected by various treaty and facultative reinsurance agreements. Our exposure to credit risk from any one reinsurer is managed through diversification by reinsuring with a number of different reinsurers, principally in the United States and European reinsurance markets. To meet our standards of acceptability, when the reinsurance is placed, a reinsurer must have an A.M. Best Company and/or Standard & Poor's rating of "A" or better, or equivalent financial strength if not rated, plus at least $150 million in policyholders' surplus. The list of acceptable reinsurers is reviewed periodically by our reinsurance security committee. The reinsurance is placed either directly by us or through reinsurance intermediaries. The reinsurance intermediaries are compensated by the reinsurers.

        Our reinsurance security committee monitors the financial strength of our reinsurers and the amounts of reinsurance receivables from those reinsurers. A reserve is established for any amounts considered uncollectible. At June 30, 2003, December 31, 2002 and December 31, 2001, we had an allowance for uncollectible reinsurance of $8,892,000, $8,534,000 and $6,905,000, respectively.

        The following table lists our 10 largest reinsurers measured by the amount of reinsurance recoverable for ceded losses, ceded loss adjustment expense and ceded unearned premium (constituting 43.5% of the total recoverable), together with the reinsurance recoverables and collateral (including letters of credit, ceded balances payable and other balances held), at June 30, 2003, and the reinsurers' rating from the indicated rating agency:

Reinsurer	Reinsurance Recoverables (in thousands)	Collateral Held (in thousands)	Rating	Rating Agency
General Reinsurance Corporation	$37,572	$11,442	A++	A.M. Best Company
Trenwick America Re Corp. & Subsidiaries(1)	$20,858	$21,163	NR-4	A.M. Best Company
Swiss Reinsurance America Corporation	$17,725	$2,982	A++	A.M. Best Company
Folksamerica Reinsurance Company	$15,825	$0	A	A.M. Best Company
American Re-Insurance Company	$14,742	$1,103	A+	A.M. Best Company
Employers Mutual Casualty Company	$11,176	$0	A-	A.M. Best Company
National Liability & Fire Insurance Company	$11,085	$0	A++	A.M. Best Company
Partner Reinsurance Company of the U.S.	$9,680	$1,801	A+	A.M. Best Company
New Reinsurance Company	$8,368	$0	A+	Standard & Poor's
Munich Reinsurance Company	$8,074	$2,859	A+	Standard & Poor's

(1)
In September 2003, following receipt of the required regulatory approval, all of the reinsurance obligations and liabilities of Trenwick America Re Corporation and two of its subsidiaries, Chartwell Insurance Company and The Insurance Corporation of New York (collectively referred to as Trenwick), to Navigators Insurance Company were commuted effective as of the beginning of the 2003 underwriting year. Prior to the commutation, these obligations and liabilities were collateralized through a trust agreement established on October 28, 2002. Under the commutation agreement, in addition to a lump-sum transfer of funds from the trust account to Navigators Insurance Company, Trenwick also assigned rights against its reinsurer, including rights in additional trust assets, to Navigators Insurance Company. Although no assurances can be given, it is expected that this transaction will be protected from subsequent challenge as a preference in the event of a Trenwick liquidation or rehabilitation proceeding. The results of the commutation are not expected to have a material impact on our operating results.

Reserves

        Insurance companies and Lloyd's syndicates are required to maintain reserves for unpaid losses and unpaid loss adjustment expenses for all lines of business. These reserves are intended to cover the probable ultimate cost of settling all losses incurred and unpaid, including those incurred but not reported. The determination of reserves for losses and loss adjustment expenses for insurance companies such as Navigators Insurance Company and NIC Insurance Company, and Lloyd's corporate members such as Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd. is dependent upon the receipt of information from the pools and syndicates in which such companies participate. Generally, there is a lag between the time premiums are written and related losses and loss adjustment expenses are incurred, and the time such events are reported to the pools and syndicates and, subsequently, to Navigators Insurance Company, NIC Insurance Company, Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd.

        Reserves are established by our insurance company subsidiaries and Lloyd's Syndicate 1221 for reported claims when notice of the claim is first received. Reserves for such reported claims are established on a case-by-case basis by evaluating several factors, including the type of risk involved, knowledge of the circumstances surrounding such claim, severity of injury or damage, the potential for ultimate exposure, experience with the insured and the broker on the line of business, and the policy provisions relating to the type of claim. Reserves for IBNR are determined in part on the basis of statistical information, in part on industry experience and in part in the judgment of our senior corporate officers.

        Loss reserves are estimates of what the insurer or reinsurer expects to pay on claims, based on facts and circumstances then known. It is possible that the ultimate liability may exceed or be less than such estimates. In setting our loss reserve estimates, we review statistical data covering several years, analyze patterns by line of business and consider several factors including trends in claims frequency and severity, changes in operations, emerging economic and social trends, inflation and changes in the regulatory and litigation environment. Based on this review, we make a best estimate of our ultimate liability. We do not establish a range of loss estimates around the best estimate we use to establish our reserves and loss adjustment expenses. During the loss settlement period, which, in some cases, may last several years, additional facts regarding individual claims may become known and, accordingly, it often becomes necessary to refine and adjust the estimates of liability on a claim upward or downward. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's income statement. Even then, the ultimate liability may exceed or be less than the revised estimates. The reserving process is intended to provide implicit recognition of the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived probable trends. There is generally no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, because the eventual deficiency or redundancy of reserves is affected by many factors, some of which are interdependent.

        We record those premiums which are reported to us through the end of each calendar year and accrue estimates for amounts where there is a time lag between when the policy is bound and the recording of the policy. A substantial portion of the estimated premiums is from international business where there can be significant time lags. To the extent that the actual premiums vary from estimates, the difference is recorded in current operations. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period in which the deficiency is recognized.

        The following table presents an analysis of losses and loss adjustment expenses for each year in the three-year period ended December 31, 2002:

	Year Ended December 31,
	2002	2001	2000
	($ in thousands)
Net reserves for losses and loss adjustment expenses at beginning of year	$202,759	$174,883	$170,530

Provision for losses and loss adjustment expenses for claims occurring in the current year	134,721	96,664	60,152
Lloyd's Operations—reinsurance to close	1,641	4,196	7,854
Increase (decrease) in estimated losses and loss adjustment expenses for claims occurring in prior years	7,038	5,385	(4,994)

Incurred losses and loss adjustment expenses	143,400	106,245	63,012

Losses and loss adjustment expenses payments for claims occurring during:
Current year	(16,727)	(24,723)	(15,358)
Prior years	(64,785)	(53,646)	(43,301)

Losses and loss adjustment expenses payments	(81,512)	(78,369)	(58,659)

Net reserves for losses and loss adjustment expenses at end of year	264,647	202,759	174,883

Reinsurance receivables on unpaid losses and loss adjustment expenses	224,995	198,418	182,791

Gross reserves for losses and loss adjustment expenses at end of year	$489,642	$401,177	$357,674

        The following table presents the development of the loss and loss adjustment expenses reserves for 1992 through 2002. The line "Net reserves for losses and loss adjustment expenses" reflects the net reserves at the balance sheet date for each of the indicated years and represents the estimated amount of losses and loss adjustment expenses arising in all prior years that are unpaid at the balance sheet date. The "Reserves re-estimated" lines of the table reflect the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years. The "Cumulative redundancy (deficiency)" lines of the table reflect the cumulative amounts developed as of successive years with respect to the aforementioned reserve liability. The cumulative redundancy or deficiency represents the aggregate change in the estimates over all prior years.

        The table allocates losses and loss adjustment expenses reported and recorded in subsequent years to all prior years starting with the year in which the loss was incurred. For example, assume that a loss occurred in 1994 and was not reported until 1996, the amount of such loss will appear as a deficiency in both 1994 and 1995. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the table.

        As part of our risk management process, we purchase reinsurance to limit our liability on individual risks and to protect against catastrophic loss. We purchase both quota share reinsurance and excess of loss reinsurance. Quota share reinsurance is often utilized on the lower layers of risk and excess of loss reinsurance is used above the quota share reinsurance to limit our net retention per risk. Net retention means the amount of losses that we keep for our own account. Once our initial reserve is established and our net retention is exceeded, any adverse development will directly affect the gross loss reserve, but would generally have no impact on our net retained loss. Generally our limits of exposure are known with greater certainty when estimating our net loss versus our gross loss. This situation tends to create greater volatility in the deficiencies and redundancies of the gross reserves as compared to the net reserves.

	Year Ended December 31,
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
	($ in thousands)
Net reserves for losses and loss adjustment expenses	$89,361	$103,176	$135,377	$138,761	$132,558	$139,841	$150,517	$170,530	$174,883	$202,759	$264,647
Reserves for losses and loss adjustment expenses re-estimated as of:
One year later	94,785	104,306	142,400	136,309	131,524	136,458	159,897	165,536	180,268	209,797
Two years later	98,062	102,831	139,139	134,324	127,901	138,991	149,741	160,096	183,344
Three years later	98,338	101,537	138,155	131,658	126,457	129,592	142,229	156,322
Four years later	97,257	100,432	135,482	131,018	117,388	123,038	138,495
Five years later	96,889	98,805	134,197	122,845	113,078	121,208
Six years later	96,358	97,740	129,213	119,453	108,720
Seven years later	94,457	93,812	126,537	116,398
Eight years later	93,578	92,568	124,491
Nine years later	93,192	91,444
Ten years later	93,165
Net cumulative redundancy (deficiency)	(3,804)	11,732	10,886	22,363	23,838	18,633	12,022	14,208	(8,461)	(7,038)
Net cumulative paid as of:
One year later	37,998	32,700	47,187	39,741	32,416	41,798	38,976	43,301	53,646	64,785
Two years later	54,552	53,603	69,960	59,397	59,796	64,301	63,400	71,535	91,352
Three years later	65,997	62,769	83,921	78,821	71,420	74,588	79,218	88,570
Four years later	72,063	69,356	97,499	87,876	77,593	81,480	89,913
Five years later	75,864	75,534	104,454	92,189	81,468	89,066
Six years later	80,193	80,308	107,469	95,313	85,823
Seven years later	84,132	81,584	109,066	98,497
Eight years later	85,010	82,435	111,346
Nine years later	85,648	83,507
Ten years later	86,643
Gross liability-end of year	224,191	247,346	314,898	273,854	269,601	278,432	342,444	391,094	357,674	401,177	489,642
Reinsurance recoverable	134,830	144,170	179,521	135,093	137,043	138,591	191,927	220,564	182,791	198,418	224,995

Net liability-end of year	89,361	103,176	135,377	138,761	132,558	139,841	150,517	170,530	174,883	202,759	264,647
Gross re-estimated latest	281,747	260,724	341,818	285,685	275,514	296,095	346,283	380,629	391,828	413,806
Re-estimated recoverable latest	188,582	169,280	217,327	169,287	166,794	174,887	207,788	224,307	208,484	204,009

Net re-estimated latest	93,165	91,444	124,491	116,398	108,720	121,208	138,495	156,322	183,344	209,797
Gross cumulative redundancy (deficiency)	(57,556)	(13,378)	(26,920)	(11,831)	(5,913)	(17,663)	(3,839)	10,465	(34,154)	(12,629)

        As indicated above, we had a net cumulative redundancy in seven of the last ten years, meaning our initial net reserve estimates for each of those years have not been increased in the aggregate upon re-estimation in subsequent calendar years. We have, however, experienced a net cumulative deficiency in three years as well as gross cumulative deficiencies in nine of the ten years. The net cumulative deficiency for the year ended December 31, 1992 resulted from adverse development in certain lines of business. The 1992 and 1993 gross cumulative deficiencies resulted primarily from the 1989 Exxon Valdez loss. The gross cumulative deficiencies for 1994 and 1995 resulted primarily from the 1994 Northridge Earthquake loss, the 1989 Exxon Valdez loss and a large marine liability claim reported in 1999 affecting years 1994 through 1998. The 1996 gross cumulative deficiency resulted from adverse development in several lines of business. The 1997 gross cumulative deficiency resulted from adverse development in the onshore energy business and from one large 1989 claim from a run-off book of business which also adversely affected years prior to 1997. The gross deficiency in 1998 resulted from the two marine liability claims mentioned, a large energy claim incurred in 1998 and reported in 1999 and reserve strengthening in our Lloyd's operations. The 2000 gross and net adverse development resulted from our Lloyd's operations establishing reserves against premiums from prior years' which were received in excess of our original premium estimates and strengthening the Lloyd's reserves related to the 1999 underwriting year. The net reserve deficiency for the 2001 year resulted primarily from adverse development in the general liability line of business. The gross deficiency in the 2001 year resulted primarily from the adverse development in the general liability and marine lines of business. The adverse development on our gross reserves has been mostly reinsured through excess of loss reinsurance treaties. As a result of these reinsurance arrangements, while our gross losses and related reserve deficiencies and redundancies are very sensitive to adverse developments such as those described above, our net losses and related reserve deficiencies and redundancies tend to be less sensitive to such developments.

        Our loss reserves include amounts related to short tail and long tail classes of business. Short tail business means that claims are generally reported quickly upon occurrence of an event, making estimation of loss reserves less complex. Our longer tail business includes general liability and professional liability insurance. For the long tail lines, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more likely the ultimate settlement amount can vary from the original estimate.

        General Liability and Professional Liability.    The general liability business generates third party liability claims that are longer tail in nature. A significant portion of our general liability reserves relate to California construction defect claims. Reserves and claim frequency on this business may be impacted by legislation recently implemented in California, which generally provides consumers who experience construction defects a method other than litigation to obtain construction defect repairs. This legislation may impact claim severity, frequency and length to settlement assumptions underlying our reserves. Accordingly, our ultimate liability may exceed or be less than current estimates due to this variable, among others.

        Approximately 75% of our general liability net loss reserves at June 30, 2003 were for incurred but not reported losses (which are referred to as IBNR) and approximately 76% of our construction liability net loss reserves at December 31, 2002 were for IBNR. As of June 30, 2003, we had 1,450 open claims relating to general liability business compared to 1,275 open claims as of December 31, 2002. During the first six months of 2003, 1,022 new claims were made and 847 existing claims were settled or dismissed. Our net loss and loss adjustment expense reserves for our general liability business as of June 30, 2003 were $85,290,000.

        The professional liability class generates third party claims, which also are longer tail in nature. The professional liability policies provide coverage on a claims-made basis, whereby coverage is generally provided only for those claims that are made during the policy period. Our professional liability business is relatively immature, with our first writing of the business in late 2001. Accordingly, given the relative immaturity of this business, it will take some time to better understand the reserve trends on this business. Where anticipated loss experience is less predictable because of the small number of claims and/or erratic claim severity patterns, our loss estimates are based on expected losses, actual reported losses, evaluation of loss trends, and the legal, regulatory and current risk environment. We believe that we have made a reasonable estimate of the required loss reserves for professional liability. The expected ultimate losses may be adjusted up or down as the accident years mature.

        Approximately 99% of the professional liability net loss reserves at June 30, 2003 and December 31, 2002 were for IBNR. As of June 30, 2003, we had 43 open claims for professional liability coverage compared to 7 open claims as of December 31, 2002. During the first six months of

2003, 41 new claims were made and 5 claims were closed. Our net loss and loss adjustment expense reserves for professional liability coverage as of June 30, 2003 were $3,512,000.

        Asbestos and Environmental Liability.    We believe that we have minimal exposure to asbestos and environmental liability, largely stemming from marine liability insurance written on an occurrence basis during the mid-1980s. In general, our participation on such risks is in the higher excess layers, which requires the underlying coverage to be exhausted prior to coverage being triggered in our layer. In many instances we are one of many insurers who participate in the defense and ultimate settlement of these claims, and we are generally a minor participant in the overall insurance coverage and settlement. Further, since most of our policies were issued after the industry was apprised of asbestos exposures, many of the policies on which we participate have exclusions that may preclude coverage. In addition, many of these claims have been inactive for several years and may be closed in the near future.

        Our management believes that our reserves for such claims are adequate because our participation in such risks is generally in the higher excess layers and, based on a continuing review of such claims, it believes that a majority of these claims will be unlikely to penetrate such high excess layers of coverage; however, due to significant assumptions inherent in estimating these exposures, actual liabilities could differ from current estimates.

        The following tables set forth our net loss reserves and claim counts for our environmental and asbestos exposure, which we believe is subject to uncertainties greater than those presented by other types of claims:

	Net Loss & Loss Adjustment Expense Reserves		Net Losses & Loss Adjustment Expenses incurred for the six months ended June 30, 2003
				Net Paid Losses & Loss Adjustment Expenses for the six months ended June 30, 2003
Type of Business	June 30, 2003	December 31, 2002
	($ in thousands)
Environmental	$721	$1,072	$160	$511
Asbestos	475	441	99	65

Total	$1,196	$1,513	$259	$576

Type of Business	Claim Count January 1, 2003	New Claims During Period	Claims Settled or Resolved During Period	Claim Count June 30, 2003
Environmental	202	10	128	84
Asbestos	275	18	209	84

Total	477	28	337	168

        Approximately 310 files were closed following a review by in-house counsel, which resulted in management concluding that there is no reasonable prospect of exposure to us on such matters. No other material trends or developments were noted in the above net loss reserve and claim count tables.

        Our management believes that the reserves for losses and loss adjustment expenses are adequate to cover the ultimate cost of losses and loss adjustment expenses on reported and unreported claims.

Investments

        The investments of our insurance company subsidiaries must comply with the insurance laws of New York State, the domiciliary state of Navigators Insurance Company and NIC Insurance Company. These laws prescribe the type, quality and concentration of investments which may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred stocks, common stocks, real estate mortgages and real estate. Our insurance company subsidiaries' investment guidelines prohibit investments in derivatives other than as a hedge against a foreign currency.

        Our insurance company subsidiaries' investments are subject to the direction and control of their respective boards of directors and our finance committee, and are reviewed on a quarterly basis. The investments are managed by outside professional fixed-income and equity portfolio managers. Current investment objectives are to maximize annual after-tax income in the context of preserving and enhancing capital and statutory surplus. The insurance company subsidiaries seek to attain these objectives by investing in municipal bonds, U.S. Government obligations, corporate bonds and mortgage- and asset-backed securities and common stocks. Our insurance company subsidiaries' investment guidelines require that at least 90% of the fixed-income portfolio be rated "A-" or better by a nationally recognized rating organization. Up to 25% of the total portfolio may be invested in equity securities that are actively traded on major U.S. stock exchanges.

        The Lloyd's operations' investments are subject to the direction and control of the board of directors and the investment committee of NUAL, as well as our finance committee, and represent our share of the investments held by Syndicate 1221. These investments must comply with the rules and regulations imposed by Lloyd's of London and by certain overseas regulators. The investments are managed by outside professional fixed-income portfolio managers. The performance of the investment managers is reviewed quarterly. Current investment objectives are to maximize pre-tax income in the context of preserving and enhancing capital. The investment managers for Syndicate 1221 seek to attain these objectives by investing in government obligations, corporate bonds and mortgage- and asset-backed securities.

        The majority of the investment income of the Navigators Agencies is derived from fiduciary funds invested in accordance with the guidelines of various state insurance departments. These guidelines typically require investments in short-term instruments. This investment income is paid to the pool members, including Navigators Insurance Company.

        The following tables show our cash and investments as of June 30, 2003 and December 31, 2002:

As of June 30, 2003	Carrying Value	Percent of Total
	($ in thousands)

Cash and short-term investments	$67,907	13.1%
U.S. Treasury Bonds and GNMAs	203,127	39.1
States, municipalities and political subdivisions	62,344	12.0
Mortgage- and asset-backed securities (excluding GNMAs)	72,403	13.9
Corporate bonds	101,039	19.5
Common stocks	12,550	2.4

Total	$519,370	100.0%

As of December 31, 2002	Carrying Value	Percent of Total
	($ in thousands)

Cash and short-term investments	$74,535	16.5%
U.S. Treasury Bonds and GNMAs	166,842	36.8
States, municipalities and political subdivisions	50,127	11.1
Mortgage- and asset-backed securities (excluding GNMAs)	65,487	14.4
Corporate bonds	84,220	18.6
Common stocks	11,674	2.6

Total	$452,885	100.0%

        Fixed-maturity securities include bonds, mortgage-backed securities (which include fixed-rate mortgage-backed securities issued by the Government National Mortgage Association, or GNMAs) and asset-backed securities. All fixed maturity and equity securities are carried at fair value. The fair value is based on quoted market prices or dealer quotes provided by independent pricing services.

        At June 30, 2003 and December 31, 2002, all fixed-maturity and equity securities held by us were classified as available-for-sale.

        The following table presents the amortized cost or cost, as applicable, gross unrealized gains and losses and fair value for all fixed-maturity and equity securities as of the dates indicated:

June 30, 2003	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	($ in thousands)
Fixed maturities:
U.S. Government Treasury Bonds and GNMAs	$195,785	$7,489	$(147)	$203,127
States, municipalities and political subdivisions	59,061	3,326	(43)	62,344
Mortgage- and asset-backed (excluding GNMAs)	69,663	2,765	(25)	72,403
Corporate bonds	94,980	6,138	(79)	101,039

Total fixed maturities	$419,489	$19,718	$(294)	$438,913

Equity securities—common stocks	$11,969	$960	$(379)	$12,550

December 31, 2002	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	($ in thousands)
Fixed maturities:
U.S. Government Treasury Bonds and GNMAs	$159,729	$7,113	$—	$166,842
States, municipalities and political subdivisions	47,709	2,463	(45)	50,127
Mortgage- and asset-backed (excluding GNMAs)	63,830	1,664	(7)	65,487
Corporate bonds	80,553	4,017	(350)	84,220

Total fixed maturities	$351,821	$15,257	$(402)	$366,676

Equity securities—common stocks	$12,286	$245	$(857)	$11,674

        We regularly review our fixed-maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. In general, we focus our attention on those securities whose market value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. Other factors considered in evaluating potential impairment include the current fair value as compared to amortized cost or cost, as appropriate, our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value, specific credit issues related to the issuer and current economic conditions.

        When a security in our investment portfolio has an unrealized loss that is deemed to be other-than-temporary, we write the security down to fair value through a charge to operations. Significant changes in the factors we consider when evaluating investments for impairment losses could result in a significant change in impairment losses reported in the consolidated financial statements.

        The following tables show our impairment losses recorded in our fixed-maturity and equity portfolios for the periods indicated:

	Total Write-downs	Write-downs On Securities Sold During Period	Write-downs On Securities Held at Period End
($ in thousands)
Six Months Ended June 30, 2003
Fixed maturities	$—	$—	$—
Equity securities	—	—	—

Total Portfolio	$—	$—	$—

Six Months Ended June 30, 2002
Fixed maturities	$2,118	$—	$2,118
Equity securities	—	—	—

Total Portfolio	$2,118	$—	$2,118

	Total Write-downs	Write-downs On Securities Sold During Period	Write-downs On Securities Held at Period End
	($ in thousands)
Year ended December 31, 2002
Fixed maturities	$2,905	$2,905	$—
Equities	—	—	—

Total Portfolio	$2,905	$2,905	$—

Year ended December 31, 2001
Fixed maturities	$1,618	$—	$1,618
Equities	—	—	—

Total Portfolio	$1,618	$—	$1,618

Year ended December 31, 2000
Fixed maturities	$—	$—	$—
Equities	—	—	—

Total Portfolio	$—	$—	$—

        As of June 30, 2003, our total portfolio had $20.7 million in gross unrealized gains and $0.7 million in gross unrealized losses, compared to $15.5 million in gross unrealized gains and $1.3 million in gross unrealized losses at December 31, 2002.

        The following table summarizes all securities in an unrealized loss position at June 30, 2003 and December 31, 2002 showing the aggregate fair value and gross unrealized loss by the length of time those securities have continuously been in an unrealized loss position:

	June 30, 2003		December 31, 2002
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	($ in thousands)
Fixed Maturities:
U.S. Government Treasury Bonds and GNMAs
0-6 Months	$16,118	$147	$—	$—
7-12 Months	—	—	—	—
> 12 Months	—	—	—	—

Subtotal	16,118	147	—	—

States, municipalities and political subdivisions
0-6 Months	1,800	27	1,144	16
7-12 Months	—	—	—	—
> 12 Months	407	16	894	29

Subtotal	2,207	43	2,038	45

Mortgage- and asset-backed (excluding GNMAs)
0-6 Months	1,381	18	221	1
7-12 Months	59	1	—	—
> 12 Months	177	6	218	6

Subtotal	1,617	25	439	7

Corporate bonds
0-6 Months	6,882	43	2,037	72
7-12 Months	1,075	36	515	7
> 12 Months	—	—	1,841	271

Subtotal	7,957	79	4,393	350

Total Fixed Maturities	$27,899	$294	$6,870	$402

Equity securities—common stocks
0-6 Months	$820	$68	$3,378	$254
7-12 Months	1,817	72	2,736	446
> 12 Months	1,333	239	987	157

Total Equity Securities	$3,970	$379	$7,101	$857

        The above unrealized losses have been determined to be temporary and resulted from changes in market conditions. We will continue to analyze the unrealized losses quarterly to determine if any of them are other-than-temporary.

        The following table shows the composition by National Association of Insurance Commissioners, or NAIC, rating and the generally equivalent Standard & Poor's and Moody's ratings of the fixed-maturity securities in our portfolio with gross unrealized losses at June 30, 2003. Not all of the securities are rated by Standard & Poor's and/or Moody's.

NAIC Rating	Equivalent Standard & Poor's Rating	Equivalent Moody's Rating	Un-realized Loss	Percent to Total	Fair Value	Percent to Total
			($ in thousands)

1	AAA/AA/A	Aaa/Aa/A	$(280)	95%	$25,741	92%
2	BBB	Baa	(14)	5	2,158	8
3	BB	Ba	—	—	—	—
4	B	B	—	—	—	—
5	CCC or lower	Caa or lower	—	—	—	—
6			—	—	—	—

		Total	$(294)	100%	$27,899	100%

        At June 30, 2003, the gross unrealized losses in the table directly above are with respect to fixed-maturity securities that are rated investment grade, which is defined by us as a security having a NAIC rating of 1 or 2, a Standard & Poor's rating of "BBB-" or higher, or a Moody's rating of "Baa3" or higher. Unrealized losses on investment-grade securities principally relate to changes in interest rates or changes in sector-related credit spreads since the securities were acquired. Any such unrealized losses are recognized in income, if the securities are sold, or if the decline in fair value is deemed other-than-temporary.

        The scheduled maturity dates for fixed maturity securities in an unrealized loss position at June 30, 2003 are shown below.

	Unrealized Loss	Percent to Total	Fair Value	Percent to Total
	($ in thousands)

Due in one year or less	$—	—%	$—	—%
Due after one year through five years	(28)	10	4,121	15
Due after five years through ten years	(53)	18	5,127	18
Due after ten years	(189)	64	17,034	61
Mortgage- and asset-backed securities(1)	(24)	8	1,617	6

Total fixed income securities	$(294)	100%	$27,899	100%

(1)
Due to the periodic repayment of principal, the mortgage- and asset-backed securities are estimated to have an effective maturity of approximately six years. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

        Our realized capital gains and losses were as follows:

	Six Months Ended June 30
	2003	2002
	($ in thousands)
Fixed maturities:
Gains	$1,313	$3,472
(Losses)	(175)	(4,064)

	1,138	(592)

Equity securities and other investments:
Gains	3	663
(Losses)	(254)	(163)

	(251)	500

Net realized capital gains (losses)	$887	$(92)

	Year Ended December 31,
	2002	2001	2000
	($ in thousands)
Fixed maturities:
Gains	$5,491	$2,961	$975
(Losses)	(5,105)	(2,237)	(1,454)

	386	724	(479)

Equity securities and other investments:
Gains	1,636	467	1,168
(Losses)	(354)	(401)	(424)

	1,282	66	744

Net realized capital gains (losses)	$1,668	$790	$265

        The following table details the larger realized losses from sales and impairments during the first six months of 2003 and the related circumstances giving rise to the loss:

Description	Date of Sale	Proceeds from Sale	Loss on Sale	Impairment	Holdings at June 30, 2003	Net Unrealized Loss	Number of Months Unrealized Loss Exceeded 20% of Cost or Amortized Cost
(1)	2/13/03	$425,000	$(252,000)	—	—	—	6

(1)
Issuer was a major utility company which had a deteriorating balance sheet, underperforming overseas operations and a reduction in its dividend.

Regulation

  United States

        We are subject to regulation under the insurance statutes including holding company statutes of various states and applicable regulatory authorities in the United States. These regulations vary but generally require insurance holding companies, and insurers that are subsidiaries of holding companies, to register and file reports concerning their capital structure, ownership, financial condition and general business operations. Such regulations also generally require prior regulatory agency approval of changes in control of an insurer and of transactions within the holding company structure. The regulatory agencies have statutory authorization to enforce their laws and regulations through various administrative orders and enforcement proceedings.

        The State of New York Insurance Department is our principal regulatory agency. The New York insurance law provides that no corporation or other person may acquire control of us, and thus indirect control of our insurance company subsidiaries, unless it has given notice to our insurance company subsidiaries, and obtained prior written approval from the Superintendent of Insurance of the State of New York for such acquisition. In New York, any purchaser of 10% or more of the outstanding shares of our shares of common stock would be presumed to have acquired control of us, unless such presumption is rebutted.

        Navigators Insurance Company and NIC Insurance Company may only pay dividends out of their statutory earned surplus under New York insurance law. Generally, the maximum amount of dividends Navigators Insurance Company and NIC Insurance Company may pay without regulatory approval in any twelve-month period is the lesser of adjusted net investment income or 10% of statutory surplus. For a discussion of our current dividend capacity, see "Management's Discussion of Financial Condition and Results of Operations—Liquidity and Capital Reserves" in this prospectus.

        Under insolvency or guaranty laws in most states in which Navigators Insurance Company and NIC Insurance Company operate, insurers doing business in those states can be assessed up to prescribed limits for policyholder losses of insolvent insurance companies. During 2002, we were assessed by the California Insurance Guaranty Association and paid an amount of $798,000. This amount is allowed to be recovered by a surcharge on policies written in California in 2003 and has been recorded as an asset. Through June 30, 2003, we have recovered approximately $410,000 of this amount and are permitted to recover the balance through the end of the year. We cannot assure you, however, that we will be able to recover the entire balance of the assessment amount during that period. Other than this California assessment, neither Navigators Insurance Company nor NIC Insurance Company have been subject to any material assessments under state insolvency or guarantee laws during the three year period ended December 31, 2002 or in the first six months of 2003.

        Navigators Insurance Company is licensed to engage in the insurance and reinsurance business in 50 states, the District of Columbia, Puerto Rico and Venezuela. NIC Insurance Company is licensed to engage in the insurance and reinsurance business in the State of New York and is an approved surplus lines insurer, or meets the financial requirements where there is not a formal approval process, in 41 states and the District of Columbia.

        As part of its general regulatory oversight process, the New York Insurance Department conducts detailed examinations of the books, records and accounts of New York insurance companies every three to five years. Our insurance company subsidiaries are currently being examined for the years 1996 through 2000 by the New York Insurance Department. The audit work has been completed but a report has not yet been issued. Although no assurance can be given, we expect that no material adjustments to the previously filed statutory financial statements will be required as a result of this examination.

        The Insurance Regulatory Information System, or IRIS, was developed by the NAIC and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies twelve industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business. As of December 31, 2002 and 2001, our insurance company subsidiaries' results were within the usual values for all IRIS ratios except that the change in net writings and estimated current reserve deficiency to surplus ratios were outside the usual values for Navigators Insurance Company due to the increase in premiums resulting from the increase in premium rates and new business. In addition, NIC Insurance Company's agents' balances to policyholders' surplus ratio was outside of the usual range due to the increase in premium writings. All of the business written by NIC Insurance Company is reinsured by Navigators Insurance Company.

        The NAIC completed a project which codifies statutory accounting practices for insurance enterprises. As a result of this process, the NAIC issued a revised statutory Accounting Practices and Procedures Manual that became effective January 1, 2001. We prepared our statutory basis financial statements in accordance with the revised statutory manual subject to any deviations prescribed or permitted by the New York Insurance Commissioner. Beginning in 2002, the New York Insurance Department permitted certain deferred income taxes to be included in surplus of the statutory basis financial statements. This resulted in increasing the surplus of Navigators Insurance Company by $7.8 million.

        From time to time, various regulatory and legislative changes have been proposed in the insurance and reinsurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

        In 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Act was enacted and is designed to ensure the availability of insurance coverage for foreign terrorist acts in the United States of America. This law established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, we will be prohibited from adding certain terrorism exclusions from the policies written by Navigators Insurance Company and NIC Insurance Company. While our U.S. insurance companies are protected by federally funded terrorism reinsurance as provided for in the Terrorism Act, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our results of operations. Potential future changes to the Terrorism Act could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

        State insurance departments have adopted a methodology developed by the NAIC for assessing the adequacy of statutory surplus of property and casualty insurers which includes a risk-based capital formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potential weakly capitalized companies. Under the formula, a company determines its "risk-based capital" by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The risk-based capital rules provide for different levels of regulatory attention depending on the ratio of a company's total adjusted capital to its "authorized control level" of risk-based capital. Based on calculations made by Navigators Insurance Company and NIC Insurance Company, their risk-based capital levels exceed a level that would trigger regulatory attention. In their respective 2002 statutory financial statements, Navigators Insurance Company and NIC Insurance Company have complied with the NAIC's risk-based capital reporting requirements.

        In addition to regulations applicable to insurance agents generally, the Navigators Agencies are subject to managing general agents acts in their state of domicile and in certain other jurisdictions where they do business.

        Our Lloyd's operations are also subject to regulation in the United States. The Lloyd's of London market is licensed to engage in insurance business in Illinois, Kentucky and the U.S. Virgin Islands and operates as an eligible excess and surplus lines insurer in all states and territories except Kentucky and the U.S. Virgin Islands. Lloyd's is also an accredited reinsurer in all states and territories of the United States. Lloyd's maintains various trust funds in the state of New York to protect its United States business and is therefore subject to regulation by the New York Insurance Department, which acts as the domiciliary department for Lloyd's U.S. trust funds. There are deposit trust funds in other states to support Lloyd's reinsurance and excess and surplus lines insurance business.

  United Kingdom

        Our United Kingdom subsidiaries and our Lloyd's operations are subject to regulation by the Financial Services Authority, as established by the Financial Services and Markets Act, and our Lloyd's operations are also subject to regulation by the Council of Lloyd's. The Financial Services Authority has been granted broad authorization and intervention powers as they relate to the operations of all insurers operating in the United Kingdom. Lloyd's operates under a self-regulatory regime arising under the Lloyd's Act 1982 and the Financial Services and Markets Act and has the power to set, interpret and change the rules which govern the operation of the Lloyd's market. Lloyd's prescribes, in respect of its managing agents and corporate members, certain minimum standards relating to their management and control, solvency and various other requirements. The Financial Services Authority monitors the Lloyd's market to ensure that managing agents' compliance with the systems and controls prescribed by Lloyd's enable those managing agents to comply with its relevant requirements. If it appears to the Financial Services Authority that either Lloyd's is not fulfilling its delegated regulatory responsibilities, or that managing agents are not complying with the applicable regulatory sections or market requirements prescribed by Lloyd's, the Financial Services Authority may intervene in its discretion.

        We participate in the Lloyd's of London market through our ownership of NUAL which, in turn, owns Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. NUAL is an authorized person in respect of Lloyd's Syndicate 1221 management activity, or a managing agent. Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. provide underwriting capacity to Syndicate 1221 and are therefore Lloyd's corporate members. By entering into a membership agreement with Lloyd's, Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. undertake to comply with all Lloyd's bye-laws and regulations as well as the provisions of the Lloyd's Acts and the Financial Services and Markets Act. Syndicate 1221, as well as Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. and their respective directors, are fully subject to the Lloyd's regulatory regime.

        Underwriting capacity of a member of Lloyd's must be supported by the lodging of a deposit in the form of cash, securities or letters of credit (which are referred to as Funds at Lloyd's) in an amount determined by Lloyd's equal to a specified percentage of the member's underwriting capacity. This amount is determined by Lloyd's through application of a risk based capital formula. The consent of the Council of Lloyd's may be required when a syndicate proposes to increase its underwriting capacity for the following underwriting year.

        In December 2001, the Financial Services Authority introduced a new minimum solvency margin for members which took effect for the December 31, 2001 solvency calculation. Under the new requirements, Lloyd's has to demonstrate that each member has sufficient assets to meet his or its underwriting liabilities plus a solvency margin. This margin is calculated individually for each member, broadly as the greater of 16% of its total annual premium income or 23% of its average claims incurred over a three year period, which is then multiplied by a netting-down percentage (to allow for reinsurance). This can reduce the amount of distributable profits or increase the liabilities required to be funded.

        If the managing agency concludes that an appropriate reinsurance to close cannot be determined or negotiated on commercially acceptable terms in respect of a particular underwriting year, it must determine that the underwriting year must remain open and be placed into run-off. During this period there cannot be a release of the Funds at Lloyd's of a corporate member without the consent of Lloyd's and only where the member has "surplus" funds at Lloyd's.

        The Council of Lloyd's has wide discretionary powers to regulate members' underwriting at Lloyd's. It may, for instance, change the basis on which syndicate expenses are allocated or vary the Funds at Lloyd's ratio or the investment criteria applicable to the provision of Funds at Lloyd's. Exercising any of these powers might affect the amount of a corporate member's overall premium limit and consequently the return on an investment in the corporate member in a given underwriting year. In particular it should be noted that the annual business plans of a syndicate are subject to the review and approval of Lloyd's.

        Corporate members continue to have insurance obligations even after all their underwriting years have been closed by reinsurance to close. In order to continue to perform these obligations, corporate members are required to stay in existence; accordingly, there continues to be an administrative and financial burden for corporate members between the time their memberships have ceased and their insurance obligations have not been extinguished, including the completion of financial accounts in accordance with the Companies Act 1985.

        Whenever a member of Lloyd's is unable to pay its debts to policyholders, such debts may be payable by the Lloyd's Central Fund, which acts similarly to state guaranty funds in the United States. If Lloyd's determines that the Central Fund needs to be increased, it has the power to assess premium levies on current members of Lloyd's. The Council of Lloyd's has discretion to call up to 3% of underwriting capacity in any one year.

Competition

        The property and casualty insurance industry is highly competitive. We face competition from both domestic and foreign insurers, many of whom have longer operating histories and greater financial, marketing and management resources. Competition in the types of insurance in which we are engaged is based on many factors, including our perceived overall financial strength, pricing and other terms and conditions of products and services offered, business experience, marketing and distribution arrangements, agency and broker relationships, levels of customer service (including speed of claims payments), product differentiation and quality, operating efficiencies and underwriting. Furthermore, insureds tend to favor large, financially strong insurers, and we face the risk that we will lose market share to higher rated insurers.

        Another competitive factor in the industry involves banks and brokerage firms entering the insurance business. These efforts pose new challenges to insurance companies and agents from industries traditionally outside the insurance business.

        No single insured or reinsured accounted for 10% or more of our gross written premium in 2002.

Employees

        As of September 30, 2003, we had 197 full-time employees.

Properties

        Our principal executive offices are occupied pursuant to a lease from an unaffiliated company which expires June 30, 2010 in a building located at One Penn Plaza, New York, New York. Several of our subsidiaries have noncancellable operating leases for their respective office locations.

        In the second quarter of 2003, we elected to lease additional space in Rye Brook, New York, which is approximately 30 miles north of Manhattan. Our executive, administrative, accounting and information technology staffs are now located at our Rye Brook, New York office. Our lease for this space terminates in July 2013.

        In January 2000, we purchased an apartment in London to accommodate visitors to our London operations at a cost of approximately $820,000.

Legal Proceedings

        We are not a party to, or the subject of, any material pending legal proceedings which depart from the ordinary routine litigation incident to the kinds of business that we conduct, except for a suit concerning the draw down of letters of credit. In 1997 and 1998, Navigators Insurance Company entered into certain reinsurance contracts with a reinsurer. In accordance with normal business practice, Navigators Insurance Company had secured this exposure with letters of credit. In April 1999, Navigators Insurance Company drew down the letters of credit, in good faith and consistent with their terms. The liquidator of the reinsurer has commenced suit in Australia, seeking to void the draw downs. If the liquidator were to prevail in its action to void the letters of credit, our maximum exposure would be less than $4.0 million. We filed motions seeking a prompt dismissal of the liquidators's claims in Australian court in June 2003, which motions were denied. We have appealed those denials and are vigorously defending our position. Although we believe that we have strong defenses against these claims and that the liquidator's assertions run counter to prevailing Australian and United States law, there can be no assurance as to the outcome of this litigation.

MANAGEMENT

Directors and Officers

        The following table sets forth information regarding our current directors as of September 1, 2003:

Name	Age	Position	First Became a Director
Peter A. Cheney	60	Director	2003
Terence N. Deeks	63	Chairman of the Board	1982
Robert W. Eager, Jr.	59	Director	2001
Stanley A. Galanski	45	President, Chief Executive Officer and Director	2001
Leandro S. Galban, Jr.	68	Director	1983
Marc M. Tract	43	Director	1991
George T. Van Gilder	59	Director	2002
Robert F. Wright	77	Director	1993

        Peter A. Cheney has been retired since 1996. Prior thereto, Mr. Cheney held various positions at National Re Corporation, including Executive Vice President, Chief Financial Officer and Director from 1994 to 1996.

        Terence N. Deeks is our founder. He has been our Chairman since our formation in 1982, our President until May 2002 and Chief Executive Officer until December 2002. Mr. Deeks is chairman and a director of several of our wholly owned subsidiaries including Navigators Insurance Company. Mr. Deeks has been engaged in the property and casualty insurance business since 1957.

        Robert W. Eager, Jr. has been retired since 1999 and prior thereto from 1996 to 1999 had been an Executive Vice President of General Reinsurance Corporation. Prior thereto, Mr. Eager held various positions at National Re Corporation from 1976 to 1996, including Executive Vice President from 1994 to 1996.

        Stanley A. Galanski has been our President since May 2002. In January 2003, he was appointed to the additional position of Chief Executive Officer. Prior thereto, Mr. Galanski had been Executive Vice President and Chief Operating Officer since March 2001. He had been the President of XL Insurance Company of New York from 2000 to March 2001, President of XL Specialty Insurance Company from 1997 to March 2001, and President of New Hampshire Insurance Company from 1995 to 1997. From 1980 to 1995, Mr. Galanski held various underwriting and management positions with the Chubb Group of Insurance Companies. Mr. Galanski is a director of Navigators Insurance Company.

        Leandro S. Galban, Jr. has been Vice Chairman and Managing Director of Credit Suisse First Boston LLC, one of the underwriters of this offering, since 2000. Prior thereto, from 1996 to 2000, he had been a Managing Director and Co-Head of the Financial Institutions Group of Donaldson, Lufkin & Jenrette, a company acquired by Credit Suisse First Boston.

        Marc M. Tract has been a partner of the law firm of Katten Muchin Zavis Rosenman since 1994, which firm has been counsel to us for the same period.

        George T. Van Gilder has been Chief Executive Officer of Toa Reinsurance Company of America since August 2003. Between 2000 and that time, Mr. Van Gilder was an independent insurance consultant. Mr. Van Gilder was President and Chief Executive Officer of Reliance Insurance Company from 1999 to 2000, a consultant to Morgan Stanley, Inc. from 1997 to 1999, Chairman of Risk Management Solutions, Inc. from 1995 to 1997, and prior thereto held various underwriting positions with the Chubb Group of Insurance Companies from 1971 (including Chief Underwriting Officer from 1993 to 1995). On May 29, 2001, Reliance Insurance Company consented to the entry of an Order of Rehabilitation by the Commonwealth Court of Pennsylvania. Reliance Group Holdings, Inc., the parent of Reliance Insurance Company, filed a voluntary federal bankruptcy petition on June 11, 2001.

        Robert F. Wright has been President and Chief Executive Officer of Robert F. Wright Associates, Inc. since 1988. Mr. Wright was a partner of the public accounting firm of Arthur Andersen & Co. from 1960 to 1988. He is a director of Universal American Financial Corporation and USI Holdings Corporation.

        The following table sets forth information regarding our current non-director officers as of September 1, 2003:

Name	Age	Position
Bradley D. Wiley	50	Senior Vice President, Chief Financial Officer and Secretary
Douglas Poetzsch	40	Senior Vice President and Chief Claims Officer
R. Scott Eisdorfer	39	Senior Vice President and Chief Information Officer
Salvatore A. Margarella	53	Vice President and Treasurer

        Bradley D. Wiley has been our Senior Vice President, Chief Financial Officer and Secretary since 1996 and of our insurance subsidiaries since 1997. From 1992 until 1996, Mr. Wiley was Senior Vice President and Chief Financial Officer of Christiania Re Corp. and its wholly owned subsidiary, Christiania General Insurance Corp. Mr. Wiley is a director of Navigators Insurance Company.

        Douglas Poetzsch, has been our Senior Vice President and Chief Claims Officer since May 2003, and joined our organization in December 2002. Mr. Poetzsch is also General Counsel and a director of Navigators Insurance Company. Prior to joining us, Mr. Poetzsch was Senior Vice President and Chief Claims Officer at Gulf Insurance Group. He also held various claims management positions at American International Group from 1997 through early 2000. Prior to American International Group, Mr. Poetzsch practiced law in private practice representing insurers in coverage and bad faith litigation.

        R. Scott Eisdorfer has been Senior Vice President and Chief Information Officer since 2001 and of our insurance subsidiaries since 1999. From 1996 to 1999, Mr. Eisdorfer was a Vice President and Applications Manager of General Reinsurance Corporation, and prior thereto from 1985 held various information technology positions at National Reinsurance Corporation. Mr. Eisdorfer is a director of Navigators Insurance Company.

        Salvatore A. Margarella has been our Vice President and Treasurer since 1997 and prior thereto he was our Controller since our inception. Mr. Margarella has been Vice President and Treasurer of Navigators Insurance Company since 1987, and serves as one of its directors.

Compensation of Directors

        For the year ended December 31, 2002, our directors who were not officers or employees of us or any of our subsidiaries, were paid a retainer of $2,000 per quarter, an additional $1,000 for attending each of our regular quarterly meetings of the board of directors, and the number of shares of common stock that was equivalent to a cash payment of $12,000 based on the closing market price of our common stock on December 31, 2002.

Board Committees

        Our audit committee (composed of Messrs. Peter A. Cheney, Robert W. Eager, Jr. and Robert F. Wright, chairman) is responsible for providing independent, objective oversight of our accounting functions and internal controls. The audit committee is composed of three directors, each of whom meets both the current and proposed independence requirements of the NASDAQ Stock Market. The audit committee operates under a written charter approved by the board of directors, which was reviewed and revised in 2002. As chairman of the audit committee, Mr. Wright received $6,500 for the year ended December 31, 2002. We expect to pay the chairman of this committee $26,000 in consideration for performing his duties in 2003.

        Our compensation committee (composed of Messrs. Leandro S. Galban, Jr., chairman, Marc M. Tract and George T. Van Gilder) is charged, among other things, to make periodic reviews of our compensation arrangements with executive officers and to make recommendations to the board of directors with respect to such arrangements.

        Our nominating committee (composed of Messrs. Marc M. Tract and Robert F. Wright) recommends nominees for election to our board of directors.

        Our finance committee (composed of Messrs. Peter A. Cheney, Leandro S. Galban, Jr., George T. Van Gilder and Robert F. Wright, chairman) monitors the performance of our investment portfolio and evaluates individual investment portfolio managers on a regular basis. It is responsible for implementing our investment guidelines and assessing the capital needs of our insurance operations.

        Our underwriting advisory committee (composed of Messrs. Terence N. Deeks, Robert W. Eager, Jr., Stanley A. Galanski and George T. Van Gilder, chairman) is responsible for implementing our insurance underwriting strategy, guidelines and practice.

EXECUTIVE COMPENSATION

Summary of Compensation

        The following summary compensation table sets forth compensation paid by us for each of the years in the three-year period ended December 31, 2002 to our Chief Executive Officer and to each of our four other most highly paid executive officers or of our subsidiaries. We refer to these five officers in this prospectus as the Named Executive Officers:

Summary Compensation Table

Long Term Compensation Awards
Securities Underlying Options/Stock Appreciation Rights(#)
Annual Compensation
Name and Principal Position					Restricted Stock Award($)(3)			All Other Compensation($)(4)
	Year	Salary($)	Bonus($)
Terence N. Deeks Chairman(1)	2002 2001 2000	$225,000 315,008 350,000	$	— — —	$	— — —	— — 10,000	$70,870 70,069 69,541
Stanley A. Galanski President and Chief Executive Officer(2)	2002 2001 2000	325,000 250,008 —		474,079 — —		— 1,412,500 —	— — —	— — —
David E. Hope President of Navigators Holdings UK and Marine and Energy Division of Navigators Management Co., Inc.	2002 2001 2000	336,987 — —		175,000 — —		416,600 — —	— — —	— — —
Michael L. Civisca Senior Vice President of Navigators Management Co., Inc.	2002 2001 2000	186,250 157,813 150,000		248,907 20,000 —		20,100 — —	10,000 — 7,500	— — —
Noel Higgitt President of Navigators California Insurance Services, Inc.	2002 2001 2000	257,083 250,000 250,000		98,907 70,028 —		20,100 — —	10,000 — 10,000	— 14,988 —

(1)
Mr. Deeks has been our Chairman since our formation in 1982 and had been our President until May 2002 and our Chief Executive Officer until December 2002.

(2)
Mr. Galanski has been our President since June 2002 and our Chief Executive Officer since January 2003.

(3)
Based on the fair market value at the time of grant.

(4)
Represents life insurance premiums paid by us.

Stock Options

        The following table contains information concerning the grant of options and stock appreciation rights under our stock option plans and stock appreciation rights plan to each of the Named Executive Officers during the year ended December 31, 2002:

Option/Stock Appreciation Right Grants in 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options/Stock Appreciation Rights Term ($)
	Number of Securities Underlying Options/Stock Appreciation Rights Granted (#)	Percent of Total Options/Stock Appreciation Rights Granted to Employees in Fiscal Year
Name			Exercise Price ($/Share)	Expiration Date
					5%	10%
Terence N. Deeks	—	—	—	—	—	—
Stanley A. Galanski	—	—	—	—	—	—
David E. Hope	—	—	—	—	—	—
Michael L. Civisca	10,000	8.7	16.75	12/4/11	206,000	428,000
Noel Higgitt	10,000	8.7	16.75	12/4/11	206,000	428,000

        The following table sets forth information for each of the Named Executive Officers with respect to the value of options/stock appreciation rights exercised during the year ended December 31, 2002 and the value of outstanding and unexercised options/stock appreciation rights held as of December 31, 2002, based upon the closing market value of our common stock of $22.95 per share on December 31, 2002:

Aggregated Option/Stock Appreciation Right Exercises in 2002
and December 31, 2002 Option/Stock Appreciation Right Values

			Number of Securities Underlying unexercised Options/Stock Appreciation Rights at December 31, 2002 (#)
					Value of unexercised in-the-money Options/Stock Appreciation Rights at December 31, 2002 ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Terence N. Deeks	—	—	60,000	5,000	515,000	62,000
Stanley A. Galanski	—	—	—	—	—	—
David E. Hope	—	—	—	—	—	—
Michael L. Civisca	—	—	24,750	11,250	170,000	93,000
Noel Higgitt	—	—	7,500	12,500	78,000	109,000

Certain Relationships and Related Transactions

        We had a consulting agreement with Robert F. Wright Associates, Inc., of which Mr. Wright is the President. The consulting agreement, which was cancelled effective September 30, 2002, provided for an annual consultation fee of $26,000 to be paid to Robert F. Wright Associates, Inc. for certain consulting services provided by Mr. Wright in conjunction with his director's responsibilities. Mr. Wright is a member of the audit, finance and nominating committees. He was a member of the compensation committee through April 9, 2003.

        Terence N. Deeks and a member of his family own in the aggregate 98% of the outstanding voting stock of Somerset Insurance Limited, a Bermuda corporation. Somerset Insurance Limited reinsures members of several of the insurance pools managed by one of our subsidiaries. Following the consummation of the commutation between Navigators Insurance Company and Trenwick, Somerset Insurance Limited will continue to reinsure the portion of the amount commuted that it previously reinsured, which constitutes approximately 3.1% of Navigators Insurance Company's participation in the pool for the 2003 underwriting year. Mr. Deeks is a member of the executive committee and, effective April 10, 2003, is also a member of the underwriting advisory committee.

        Marc M. Tract is a partner of Katten Muchin Zavis Rosenman which firm has served as counsel to us since 1994. Mr. Tract also serves as trustee under several instruments of trust for the benefit of Mr. Deeks' children and grandchildren. Mr. Tract is a member of the compensation (effective April 10, 2003) and nominating committees. He was a member of the audit committee through September 10, 2002.

        Our management believes that the terms of the former consulting agreement with Mr. Wright were no less favorable to us than those which could be obtained from unaffiliated third parties. Our management further believes that all other transactions with affiliated companies have in the past been on fair and equitable terms no less favorable than we could obtain in arm's-length transactions with unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

        The following table sets forth the beneficial ownership, reported to us as of October 1, 2003, of shares of common stock (i) by each person who holds of record or is known by us to own beneficially more than 5% of the outstanding common stock, (ii) by each of our current directors, (iii) by each of the executive officers named in the Summary Compensation Table, and (iv) by all directors and executive officers as a group. Except as otherwise indicated, to our knowledge all shares are beneficially owned by the persons named as owners.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Shares
Terence N. Deeks(1) One Penn Plaza New York, New York 10119	3,296,080	38.3
Marc M. Tract(2) 575 Madison Avenue New York, New York 10022	1,001,548	11.7
Royce & Associates, LLC(3) 1414 Avenue of the Americas New York, New York 10019	780,100	9.1
Beck, Mack & Oliver LLC(4) 330 Madison Avenue New York, New York 10022	767,800	9.0
Peter A. Cheney	—	*
Michael L. Civisca(5)	20,175	*
Robert W. Eager, Jr.	1,120	*
Stanley A. Galanski(6)	36,600	*
Leandro S. Galban, Jr.(7)	23,862	*
Noel Higgitt(8)	4,750	*
David E. Hope(9)	7,000	*
George T. Van Gilder	523	*
Robert F. Wright	9,322	*
All current directors and executive officers as a group(1)(2)(5)(6)(7)(8)(9)(10)	4,469,055	51.5

*
Less than 1%.

(1)
Includes 2,243,402 and 885,736 shares which may be deemed to be beneficially owned by Mr. Deeks as Settlor of the Terence N. Deeks 2002 Qualified Three Year Annuity Trust and the Terence N. Deeks 2003 Qualified Three Year Annuity Trust, respectively, 106,942 shares owned jointly with his wife, 5,000 shares owned by the Deeks Family Foundation and vested options to purchase 55,000 shares at exercise prices between $14.50 and $17.00 per share. Excludes 992,826 shares which are held under certain instruments of trust for the benefit of Mr. Deeks' children. Mr. Deeks disclaims beneficial ownership of all shares held in trust for the benefit of his children.

(2)
Includes 995,326 shares held as trustee under certain instruments of trust for the benefit of Mr. Deeks' children and grandchildren of which Mr. Tract disclaims beneficial ownership.

(3)
Based on Form 13F, dated August 13, 2003, filed with the Securities and Exchange Commission by Royce & Associates, LLC.

(4)
Based on Form 13F, dated July 22, 2003, filed with the Securities and Exchange Commission by Beck, Mack & Oliver LLC.

(5)
Includes vested options to purchase 19,925 shares at exercise prices between $10.50 and $34.00 per share. Excludes 750 unvested shares from Mr. Civisca's 1,000 share stock grant issued on January 1, 2002 which vests at the rate of 25% per year.

(6)
Excludes 50,000 unvested shares from Mr. Galanski's 100,000 share stock grant issued on March 26, 2001 which vests at the rate of 25% per year.

(7)
Includes 1,500 shares held by family members of Mr. Galban.

(8)
Includes vested options to purchase 2,500 shares at an exercise price of $16.75 per share. Excludes 750 unvested shares from Mr. Higgitt's 1,000 share stock grant issued on January 1, 2002.

(9)
Excludes 15,000 unvested shares from Mr. Hope's 20,000 share stock grant issued on March 1, 2002.

(10)
Includes Mr. Wiley's 43,250 shares which include vested options to purchase 30,000 shares at exercise prices between $14.00 and $17.00 per share, Mr. Margarella's vested options to purchase 20,375 shares at exercise prices between $10.50 and $34.00 per share, and Mr. Eisdorfer's 4,450 shares which include vested options to purchase 2,500 shares at an exercise price of $16.75 and excludes 1,750 unvested stock grants.

SELLING STOCKHOLDERS

        The following table sets forth the beneficial ownership, reported to us as of October 1, 2003, of shares of common stock by each stockholder selling shares of our common stock in this offering: (i) before the offering takes place; (ii) after the offering, if the underwriters do not exercise their over-allotment option; (iii) after the offering, if the underwriters exercise their over-allotment option and the selling stockholders choose to participate fully in the over-allotment; and (iv) after the offering, if the underwriters exercise their over-allotment option, the selling stockholders choose not to participate in the over-allotment and we satisfy the over-allotment in full. All of the selling stockholders are instruments of trust for the benefit of the children of Terence N. Deeks, our founder and chairman. Except as otherwise indicated, to our knowledge all shares are beneficially owned by the persons named as owners.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering, Assuming No Over-Allotment Exercise		Shares Beneficially Owned After Offering, Assuming Over-Allotment Exercise (Selling Stockholders' Full Participation)		Shares Beneficially Owned After Offering, Assuming Over-Allotment Exercise (No Participation by Selling Stockholders)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Osborne I Trust(1)	186,276	2.2	112,392	*	0	*	112,392	*
Osborne II Trust(1)	186,276	2.2	112,392	*	0	*	112,392	*
Osborne III Trust(1)	186,276	2.2	112,392	*	0	*	112,392	*
Ridgeway I Trust(1)	98,680	1.2	59,418	*	0	*	59,418	*
Ridgeway II Trust(1)	98,680	1.2	59,418	*	0	*	59,418	*
Ridgeway III Trust(1)	98,680	1.2	59,418	*	0	*	59,418	*
Claire E. Deeks Trust 30(2)	14,962	*	9,132	*	0	*	9,132	*
Karen E. Deeks Trust 30(2)	14,962	*	9,132	*	0	*	9,132	*
Ian E. Deeks Trust 30(2)	14,962	*	9,132	*	0	*	9,132	*
Jane Deeks McCarthy 1995 Trust(1)	93,072	1.1	0	*	0	*	0	*
All selling stockholders as a group	992,826	11.6	542,826	4.5	0	*	542,826	4.3

*
Less than 1%.

(1)
Includes shares for which Marc M. Tract acts as trustee and of which Mr. Tract disclaims ownership.

(2)
Includes shares for which Marc M. Tract and Monica J. Deeks act as trustees and of which Mr. Tract and Ms. Deeks disclaim ownership.

        In connection with this offering, we and the selling stockholders have agreed to enter into an indemnity agreement dated the offering date. This agreement provides that we and the selling stockholders will indemnify each other for certain information contained in this prospectus.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital consists of 20,000,000 shares of common stock, par value $0.10 per share, and 1,000,000 shares of preferred stock, par value $0.10 per share. At October 1, 2003, 8,548,985 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

        Voting Rights.    Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Our stockholders do not have the right to cumulate their votes in the election of directors. The quorum required at a stockholders' meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, directors are elected if they receive a plurality of the votes present at the meeting and entitled to vote. Except as otherwise provided in our restated certificate of incorporation, all other matters can be approved by the affirmative vote of a majority of the shares represented at a meeting and entitled to vote on the matter. See "—Voting Rights with Respect to Extraordinary Corporate Transactions" below for information on when our restated certificate of incorporation requires a different stockholder vote.

        Dividends.    Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, none of which are currently outstanding, the holders of common stock are entitled to receive dividends as and when declared by our board of directors. The issuance of dividends will depend upon, among other factors deemed relevant by our board of directors, our financial condition, results of operations, cash requirements, future prospects, changes in tax or other applicable laws relating to the treatment of dividends and regulatory restrictions on the payment of dividends that apply under applicable insurance laws. Dividends may be paid in cash, stock or other form. Each such dividend shall be payable to holders of record as they appear on our stock books on such record dates as shall be fixed by the board of directors.

        Liquidation Rights.    In the event of any liquidation, dissolution or winding-up of the Company, the holders of our common stock will share equally in the assets remaining after creditors and preferred stockholders are paid.

        Other Rights.    Holders of shares of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

        The transfer agent and registrar for our common stock is LaSalle Bank, N.A.

        Our common stock is listed on the NASDAQ Stock Market under the symbol "NAVG."

Voting Rights with Respect to Extraordinary Corporate Transactions

        Generally, under Delaware law, plans of merger, consolidation or exchange and sales, leases, exchanges or other dispositions of all, or substantially all, of a corporation's property and assets, other than in the usual and regular course of business, must be approved by the affirmative vote of at least a majority of all of the outstanding shares entitled to vote on the matter and at least a majority of the outstanding shares of each class or series of shares, if any, entitled to vote on the matter as a class. A corporation's certificate of incorporation may provide for a greater vote. In order to approve any plan of merger or consolidation or any sale, lease, exchange or disposition of all or substantially all of our assets, our restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares entitled to vote on the matter, or if no vote is required by Delaware law, 66 2/3% of the outstanding shares entitled to vote in the election of directors generally, unless the transaction falls within two exempt categories, in which case the Delaware law approval requirements discussed above are effective. This supermajority vote requirement is not applicable to any action between us and one of our wholly owned subsidiaries or certain affiliates or to any action with a third party if it is approved by two-thirds of the members of our board of directors prior to completion and such approval remains in effect on the date of completion.

Voting Rights with Respect to Amendments to our Restated Certificate of Incorporation and By-Laws

        Generally, under Delaware law, a board of directors may propose amendments to a corporation's certificate of incorporation. Proposed amendments must be approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of each class of shares entitled to vote on such amendment as a class, unless the corporation's certificate of incorporate requires a larger percentage. Except for any amendment to the provision relating to merger approval discussed above under "—Voting Rights with Respect to Extraordinary Corporate Transactions," which requires the approval of 66 2/3% of our outstanding shares, our restated certificate of incorporation does not require any larger stockholder vote percentage for an amendment to its provisions.

        Delaware law provides that the power to adopt, amend and repeal by-laws shall be in the stockholders entitled to vote; provided that a corporation may, in its certificate of incorporation, confer upon its directors the power to also adopt, amend and repeal by-laws. Our restated certificate of incorporation, as amended, authorizes our board of directors to make, alter, amend or repeal our by-laws. Amendment of the by-laws by our stockholders requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote.

Anti-takeover Provisions of our Restated Certificate of Incorporation and By-Laws and Applicable Law

        Some provisions of our restated certificate of incorporation and by-laws or other applicable law may delay or make more difficult unsolicited acquisitions or changes of control of our company. We believe that these provisions will enable us to develop our business in a manner that will foster long-term growth without disruption caused by the threat of a takeover not thought by our board of directors to be in our best interest and the best interests of our stockholders.

        Those provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of our company, although the proposals, if made, might be considered desirable by a majority of our stockholders. Those provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors. Those provisions include the provisions discussed above with respect to extraordinary corporate transactions and amendments to our restated certificate of incorporation and by-laws as well as the following provisions.

        Blank Check Preferred Stock.    Our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power or other rights of the holders of shares of common stock. This right of issuance could be used as a method of preventing a party from gaining control of us.

        Removal of Directors; Special Meetings of the Stockholders.    Our by-laws provide that directors may be removed with or without cause and the subsequent vacancy filled, by the affirmative vote of a majority of the outstanding shares entitled to vote, at a special meeting called for that purpose. Special meetings of our stockholders may only be called by our president or secretary or by resolution of a majority of our board of directors. As a result, unless the specified officers or board concurs, a stockholder may not be able to propose removal of a director prior to his or her annual term expiring. Similarly, a stockholder who wishes to present an issue to his or her fellow stockholders may be required to wait for the annual meeting.

        Delaware Section 203.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" during the three years after the date the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person, who together with affiliates and associates, owns (or, in certain cases, within the preceding three years, did own) 15% or more of the corporation's outstanding voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers; or

  •
  the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Insurance Holding Company Regulations on Change of Control.    We are regulated as an insurance holding company and are subject to state and foreign laws that restrict the ability of any person to obtain control of an insurance holding company without prior regulatory approval. Without this approval or an exemption, no person or entity may acquire "control" of an insurance subsidiary or merge with the holding company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is usually presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

        Lloyd's Regulations on Change of Control.    Under Lloyd's regulations, any person who, along with any associates, holds 10% or more of the shares, voting power or economic interest in us, or who is able to exercise significant influence over our management, is a "controller" of any of our subsidiaries which is either a Lloyd's corporate member or Lloyd's managing agent. Lloyd's imposes an absolute prohibition on any company being a controller of a Lloyd's corporate member or Lloyd's managing agent without first notifying Lloyd's and receiving its consent. However, in the case of a Lloyd's corporate member, if a person exceeds the 20%, 33%, 50% or majority controller thresholds, the Lloyd's corporate member must comply with certain requirements of Lloyd's, including providing notice to the Council of Lloyd's with respect to exceeding the ownership percentage and receiving notice that the Council did not object. Lloyd's requires each controller to execute and deliver a declaration and undertaking to Lloyd's with representations concerning, among other things, the absence of criminal activities, censure, insolvency, civil liabilities and government investigations. Lloyd's also requires each controller to submit to the jurisdiction of the English courts. Any person that becomes the owner of 10% (or, in the case of a Lloyd's corporate member, subsequently 20%, 33%, 50% or a majority) of the shares, voting power or economic interest in us would have to deliver this declaration and undertaking to Lloyd's, unless it received an exemption from Lloyd's. The decision to grant an exemption is completely within Lloyd's discretion.

        In addition, under English law, if any person who is "associated with" a Lloyd's broker holds, or subsequently becomes the holder of, more than 5% of our shares of common stock, that Lloyd's broker and our wholly owned Lloyd's managing agent risk losing their respective Lloyd's licenses. For these purposes, a person is "associated with" a Lloyd's broker if:

  •
  that person is the subsidiary or holding company of a corporate Lloyd's broker or a subsidiary of a holding company of a Lloyd's broker;

  •
  that person is a director of that Lloyd's broker; or

  •
  that person is a director of a related company which controls or is controlled by a Lloyd's broker or any related company, as determined by a test based on having either one-third voting rights or control of the board.

SHARES OF COMMON STOCK PRICE RANGE AND DIVIDENDS

        Our common stock is traded over-the-counter on the NASDAQ Stock Market under the symbol "NAVG." Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

        The high and low bid prices for the periods indicated are as follows:

	High	Low
Quarter ended March 31, 2001	$14.38	$12.88
Quarter ended June 30, 2001	$20.85	$13.13
Quarter ended September 30, 2001	$20.20	$17.52
Quarter ended December 31, 2001	$20.90	$16.95
Quarter ended March 31, 2002	$25.40	$20.05
Quarter ended June 30, 2002	$29.78	$22.06
Quarter ended September 30, 2002	$27.49	$19.54
Quarter ended December 31, 2002	$27.25	$18.53
Quarter ended March 31, 2003	$26.50	$23.06
Quarter ended June 30, 2003	$30.56	$24.01
Quarter ended September 30, 2003	$35.58	$29.11

        There were approximately 100 holders of record of shares of our common stock as of October 1, 2003. However, our management believes that there are in excess of 1,000 beneficial owners of our common stock. The last sale price of our common stock, as reported on the NASDAQ Stock Market on October 1, 2003, was $30.15 per share.

        We have never paid or declared any cash dividends on our common stock. While there presently is no intention to pay cash dividends on the common stock, future declarations, if any, are at the discretion of our board of directors and the amounts of such dividends will be dependent upon, among other factors, our earnings, our financial condition and business needs, restrictive covenants under debt arrangements, the capital and surplus requirements of our subsidiaries and applicable government regulations.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated October 1, 2003, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	1,811,233
Friedman, Billings, Ramsey & Co., Inc.	840,263
Keefe, Bruyette & Woods, Inc.	466,812
Sandler O'Neill & Partners, L.P.	466,812
Cochran, Caronia & Co.	149,380
ABN AMRO Financial Services, Inc.	57,750
Barclays Capital Inc.	57,750

Total	3,850,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase up to 577,500 additional shares. The selling stockholders have the first right to provide all or any portion of the additional shares. If the selling stockholders elect to provide only a portion of the additional shares in the over-allotment, the remainder of the additional shares to be purchased by the underwriters will be purchased from us. If the selling stockholders elect not to participate in the over-allotment, all of the over-allotment shares purchased by the underwriters will be purchased from us. All shares of our common stock sold pursuant to the over-allotment will be sold at the public offering price, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.8850 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        We will pay all the expenses in connection with the registration and sale of our shares and the shares being offered by the selling stockholders. The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$1.475	$1.475	$5,015,000	$5,866,813
Expenses payable by us	$0.20	$0.18	$782,000	$782,000
Underwriting Discounts and Commissions paid by Selling Stockholders	$1.475	$1.475	$663,750	$1,464,418	(1)

(1)
Assuming that the underwriters exercise the over-allotment option in full and the selling stockholders elect to provide all of their remaining shares, the underwriters will purchase 542,826 shares from the selling stockholders (the remainder of the shares owned by the selling stockholders after the 450,000 shares sold by the selling stockholders) and the remaining 34,674 shares from us (for which our underwriting discounts and commissions would increase by $51,144).

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus, except grants of options to purchase shares of common stock under stock option plans existing and in effect on the date of this prospectus and issuances of common stock pursuant to the exercise of stock options outstanding on the date of this prospectus.

        Our officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus. In addition, our officers and directors and the selling stockholders have agreed that, without the prior written consent of Credit Suisse First Boston LLC, they will not, for a period of 90 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any of our shares of common stock or any security convertible into or exercisable or exchangeable for shares of our common stock.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. One of our directors, Leandro S. Galban, Jr., is Vice

Chairman and a Managing Director of Credit Suisse First Boston LLC, one of the underwriters of this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Stock Market and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada, and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under "—Resale Restrictions."

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers, as well as the experts named herein and the selling stockholders, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF THE COMMON STOCK

        The validity of the shares of common stock offered in this prospectus will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. Certain legal matters in connection with the shares of common stock offered in this prospectus will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

EXPERTS

        The consolidated financial statements and related financial statement schedules of The Navigators Group, Inc. as of December 31, 2002 and December 31, 2001, and for each of the years in the three-year period ended December 31, 2002, have been included and incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the Securities and Exchange Commission or over the Internet at the Securities and Exchange Commission's home page at http://www.sec.gov.

INCORPORATION OF INFORMATION THAT WE FILE WITH
THE SECURITIES AND EXCHANGE COMMISSION

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003; and

  •
  the description of our capital stock contained in our Form 8-A filed on May 20, 1987, under Section 12(b) of the Securities Exchange Act of 1934.

        You may request a copy of these filings at no cost, by writing or telephoning The Navigators Group, Inc., One Penn Plaza, New York, New York 10119, telephone: (212) 244-2333.

Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheets at June 30, 2003 and December 31, 2002	F-31
Consolidated Statements of Income for the Six Months Ended June 30, 2003 and 2002	F-32
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2003 and 2002	F-33
Notes to Interim Consolidated Financial Statements	F-34

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

The Navigators Group, Inc.

        We have audited the consolidated balance sheets of The Navigators Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Navigators Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
New York, New York March 12, 2003

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2002	2001
ASSETS
Investments and cash:
Fixed maturities, available-for-sale, at fair value (amortized cost: 2002, $351,821; 2001, $287,707)	$366,676	$292,065
Equity securities, available-for-sale, at fair value (cost: 2002, $12,286; 2001, $7,225)	11,674	7,675
Short-term investments, at cost which approximates fair value	61,092	27,534
Cash	13,443	5,816

Total investments and cash	452,885	333,090

Premiums in course of collection	108,672	76,681
Accrued investment income	3,309	3,416
Prepaid reinsurance premiums	58,902	35,124
Reinsurance receivable on paid and unpaid losses and loss adjustment expenses	243,153	222,009
Federal income tax recoverable	826	969
Net deferred income tax benefit	6,470	10,023
Deferred policy acquisition costs	23,632	13,656
Goodwill	5,167	4,915
Other assets	14,903	12,874

Total assets	$917,919	$712,757

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Reserves for losses and loss adjustment expenses	$489,642	$401,177
Unearned premium	167,372	97,035
Reinsurance balances payable	55,574	41,830
Notes payable to banks	14,500	19,000
Payable for securities	5,327	—
Accounts payable and other liabilities	14,229	6,509

Total liabilities	746,644	565,551

Stockholders' equity:
Preferred stock, $.10 par value, authorized 1,000,000 shares, none issued	—	—
Common stock, $.10 par value, authorized 20,000,000 shares in 2002 and 10,000,000 in 2001; issued and outstanding (net of treasury stock) 8,486,272 in 2002 and 8,427,262 in 2001	851	847
Additional paid-in capital	40,141	39,511
Treasury stock held at cost (shares: 16,423 in 2002 and 35,908 in 2001)	(236)	(516)
Accumulated other comprehensive income:
Net unrealized gains on securities available-for-sale (net of tax expense of $4,693 in 2002 and $1,177 in 2001)	9,499	2,572
Foreign currency translation adjustment (net of tax expense of $132 in 2002 and $216 in 2001)	233	402
Retained earnings	120,787	104,390

Total stockholders' equity	171,275	147,206

Total liabilities and stockholders' equity	$917,919	$712,757

See accompanying notes to consolidated financial statements.

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except net income per share)

	Year Ended December 31,
	2002	2001	2000
Revenues:
Net earned premium	$226,294	$150,244	$97,240
Commission income	4,827	4,237	3,787
Net investment income	18,058	19,354	18,447
Net realized capital gains	1,668	790	265
Other income (expense)	1,821	(3,451)	345

Total revenues	252,668	171,174	120,084

Operating expenses:
Net losses and loss adjustment expenses incurred	143,400	106,245	63,012
Commission expense	47,404	31,127	20,078
Other operating expenses	39,077	27,066	24,875
Interest expense	571	1,376	1,781

Total operating expenses	230,452	165,814	109,746

Income before income tax expense	22,216	5,360	10,338

Income tax expense (benefit):
Current	5,695	2,571	2,565
Deferred	124	(879)	741

Total income tax expense	5,819	1,692	3,306

Net income	$16,397	$3,668	$7,032

Net income per common share:
Basic	$1.94	$0.44	$0.84
Diluted	$1.89	$0.43	$0.84
Average common shares outstanding:
Basic	8,463	8,419	8,414
Diluted	8,676	8,547	8,414

See accompanying notes to consolidated financial statements.

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Year Ended December 31,
	2002		2001		2000
Preferred stock
Balance at beginning and end of year	$—		$—		$—

Common stock
Balance at beginning of year	$847		$846		$846
Issuance of common stock during the year	4		1		—

Balance at end of year	$851		$847		$846

Additional paid-in capital
Balance at beginning of year	$39,511		$39,413		$39,447
Issuance of common stock during the year	630		98		(34)

Balance at end of year	$40,141		$39,511		$39,413

Retained earnings
Balance at beginning of year	$104,390		$100,722		$93,690
Net income	16,397	$16,397	3,668	$3,668	7,032	$7,032

Balance at end of year	$120,787		$104,390		$100,722

Treasury stock held at cost
Balance at beginning of year	$(516)		$(594)		$(700)
Purchase of treasury stock	—		—		—
Shares issued to directors	43		78		106
Shares issued to officers	237		—		—

Balance at end of year	$(236)		$(516)		$(594)

Accumulated other comprehensive income (loss)
Balance at beginning of year	$2,974		$3,093		$(2,918)
Net unrealized gains (losses) on securities, net of tax expense (benefit) of $3,516, ($216) and $2,999 in 2002, 2001 and 2000, respectively(1)		6,927		(250)		5,802
Foreign currency gains (losses), net of tax expense (benefit) of $(84), $71 and $112 in 2002, 2001 and 2000, respectively		(169)		131		209

Other comprehensive income (loss)	6,758	6,758	(119)	(119)	6,011	6,011

Comprehensive income		$23,155		$3,549		$13,043

Balance at end of year	$9,732		$2,974		$3,093

Total stockholders' equity at end of year	$171,275		$147,206		$143,480

(1) Disclosure of reclassification amount:
Unrealized holding gains arising during period		$8,172		$489		$6,005
Less: reclassification adjustment for net gains included in net income		1,246		739		203

Net unrealized gains (losses) on securities		$6,926		$(250)		$5,802

See accompanying notes to consolidated financial statements.

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2002	2001	2000
Operating activities:
Net income	$16,397	$3,668	$7,032
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation & amortization	1,044	1,278	1,173
Net deferred income tax	124	(879)	741
Net realized capital (gains)	(1,668)	(790)	(265)
Changes in assets and liabilities:
Reinsurance receivable on paid and unpaid losses and loss adjustment expenses	(21,144)	(24,977)	33,185
Reserve for losses and loss adjustment expenses	88,465	43,503	(33,420)
Prepaid reinsurance premiums	(23,778)	(8,850)	(1,509)
Unearned premium	70,337	30,797	11,235
Premiums in course of collection	(31,991)	(17,478)	5,275
Deferred policy acquisition costs	(9,976)	(5,256)	(2,522)
Accrued investment income	107	(291)	125
Reinsurance balances payable	13,744	20,087	(3,360)
Federal income tax	143	(506)	1,553
Other	6,692	973	903

Net cash provided by operating activities	108,496	41,279	20,146

Investing activities:
Fixed maturities, available-for-sale Redemptions and maturities	3,056	2,095	11,516
Sales	207,961	102,977	60,133
Purchases	(274,792)	(131,058)	(83,336)
Equity securities, available-for-sale
Sales	5,531	2,347	9,653
Purchases	(9,263)	(3,909)	(3,422)
Change in receivable/payable for securities	5,327	1,800	(1,800)
Net purchases of short-term investments	(33,558)	(9,349)	(11,439)
Purchase of property and equipment	(1,102)	(382)	(1,910)

Net cash (used in) investing activities	(96,840)	(35,479)	(20,605)

Financing activities:
Proceeds from bank loan	—	—	3,000
Repayment of bank loan	(4,500)	(3,000)	(5,000)
Proceeds from exercise of stock options	471	105	—

Net cash (used in) financing activities	(4,029)	(2,895)	(2,000)

Increase (decrease) in cash	7,627	2,905	(2,459)
Cash at beginning of year	5,816	2,911	5,370

Cash at end of year	$13,443	$5,816	$2,911

Supplemental disclosures of cash flow information:
Federal, state and local income tax paid	$5,673	$2,959	$1,236
Interest paid	554	1,389	1,805
Issuance of stock to directors	60	72	72

See accompanying notes to consolidated financial statements.

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

        The accompanying consolidated financial statements consisting of the accounts of The Navigators Group, Inc., a Delaware holding company, and its twelve active wholly owned subsidiaries, are prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). Unless the context otherwise requires, the term "Company" as used herein means The Navigators Group, Inc. and its subsidiaries. All significant intercompany transactions and balances are eliminated. Certain amounts for prior years have been reclassified to conform to the current year's presentation. Historically, the Company reported Funds due from Lloyd's syndicate as a separate line item on its balance sheets. The balance consisted primarily of investments, cash and premiums receivable resulting from the Company's participation in Lloyd's Syndicate 1221. Commencing in 2002, the Company has recorded the amounts due from Lloyd's Syndicate 1221 as part of their separate components in its financial statements. As a result, the amounts previously classified as Funds due from Lloyd's syndicate have been reclassified to conform to the current year's presentation.

        The Company's two insurance subsidiaries are Navigators Insurance Company ("Navigators Insurance"), which includes a United Kingdom Branch ("UK Branch"), and NIC Insurance Company ("NIC"). Navigators Insurance is the Company's largest insurance subsidiary and has been active since 1983. It specializes principally in underwriting marine insurance and related lines of business, contractors' general liability insurance, and professional liability insurance. NIC, a wholly owned subsidiary of Navigators Insurance, began operations in 1990. It underwrites a small book of surplus lines insurance fully reinsured by Navigators Insurance. Navigators Insurance and NIC are collectively referred to herein as the "Insurance Companies".

        Five of the Company's wholly owned insurance underwriting agencies (the "Navigators Agencies"), produce business for the Insurance Companies. They specialize in writing marine and related lines of business, general liability insurance and professional liability coverages.

        Each of the Navigators Agencies write marine and related business for Navigators Insurance and four unaffiliated insurance companies. The five insurance companies comprise a marine insurance pool. Marine insurance policies are issued by Navigators Insurance with the business shared through the pool. Navigators Insurance had a 75% net participation in the pool.

        Navigators Specialty, a division of a Navigators Agency located in San Francisco, California, produces business exclusively for the Insurance Companies. It specializes in underwriting general liability insurance coverage for general contractors and small artisans as well as small commercial risks with the majority of the business located on the west coast of the U.S.

        Navigators Pro, a division of a Navigators Agency located in New York, specializes in underwriting professional liability insurance and began producing directors & officers liability insurance exclusively for the Insurance Companies in the fourth quarter of 2001. In late 2002, Navigators Pro introduced additional products to complement its directors & officers liability coverage. The products include employment practices liability, lawyers professional liability and miscellaneous professional liability coverages.

        Navigators Holdings (UK) Limited is a holding company for the Company's UK subsidiaries consisting of the Lloyd's Operations and Navigators Management (UK) Limited, a Navigators Agency, which produces business for the UK Branch of Navigators Insurance. The Lloyd's Operations consist of Navigators Underwriting Agency Ltd. ("NUAL"), a Lloyd's of London ("Lloyd's") marine underwriting managing agency which manages Lloyd's Syndicate 1221, Millennium Underwriting Ltd. ("Millennium") and Navigators Corporate Underwriters Ltd. ("NCUL"). Both Millennium and NCUL are Lloyd's

corporate members with limited liability and provide capacity to Lloyd's Syndicate 1221. NUAL owns Pennine Underwriting Ltd., an underwriting managing agency with offices in Manchester and Leeds, England, which underwrites cargo and engineering business for Lloyd's Syndicate 1221.

        The Company's revenue is primarily comprised of premiums, commissions and investment income. The Insurance Companies derive their premium primarily from business written by the Navigators Agencies. The Lloyd's Operations derive their premium primarily from business written by NUAL. The Navigators Agencies and NUAL receive commissions and, in some cases, profit commissions and service fees on the business produced.

Investments

        Investments are classified into one of three categories. Held-to-maturity securities are debt securities that the owner has the positive intent and ability to hold to maturity and are reported at amortized cost. Trading securities are debt and equity securities that are purchased and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income as a separate component of stockholders' equity. As of December 31, 2002 and 2001, all fixed maturity and equity securities held by the Company were classified as available-for-sale. Premiums and discounts on fixed maturity securities are amortized into interest income over the life of the security under the interest method. Fixed maturity securities include bonds and mortgage and asset backed securities. Equity securities consist of common stock. All fixed maturity and equity securities are carried at fair value. The fair value is based on quoted market prices or dealer quotes provided by independent pricing services.

        Prepayment assumptions for mortgage and asset backed securities were obtained from broker/dealer survey values or from outside investment managers. These assumptions are consistent with the current interest rate and economic environment.

        Short-term investments are carried at cost, which approximates fair value. Short-term investments mature within one year from the purchase date.

        Realized gains and losses on sales of investments are determined on the basis of the specific identification method. When a decline in fair value of investments is considered to be "other-than-temporary," the investments are written down to fair value through a charge to operations.

Lloyd's Syndicate

        We record our pro rata share of Lloyd's syndicate assets, liabilities, revenues and expenses, after making adjustments to convert Lloyd's accounting to U.S. GAAP. The most significant U.S. GAAP adjustments relate to income recognition. Lloyd's syndicates determine underwriting results by year of account at the end of three years. We record adjustments to recognize underwriting results as incurred, including the expected ultimate cost of losses incurred. These adjustments to losses are based on actuarial analysis of syndicate accounts, including forecasts of expected ultimate losses provided by the syndicates. At the end of the Lloyd's three year period for determining underwriting results for an account year, the syndicate will close the account year by reinsuring outstanding claims on that account year with the participants for the account's next underwriting year. The amount to close an underwriting year into the next year is referred to as the "reinsurance to close". The reinsurance to close transactions are recorded as additional written and earned premium, losses incurred, loss reserves and receivables, all in the same amount. The reinsurance to close was $1.6 million, $4.2 million and $7.9 million for each of the years in the three year period ended December 31, 2002. There were no gains or losses recorded on the reinsurance to close transactions.

Premium Revenues

        Insurance premiums are recognized as revenue ratably over the period of the insurance contract or over the period of risk if the period of risk differs significantly from the contract period. Written premium is recorded based on the insurance policies that have been reported to the Company and the policies that have been written by the agents but not yet reported to the Company. The Company must estimate the amount of written premium not yet reported based on judgments relative to current and historical trends of the business being written. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. An unearned premium reserve is established to reflect the unexpired portion of each policy at the financial reporting date.

Commission Income

        Commission income consists of commissions and profit commissions from the unaffiliated insurance companies. Commissions from those unaffiliated insurers are based on gross earned premiums and are recognized as revenue ratably over the same period as the related premiums are recognized as revenue. Profit commission is based on estimated net underwriting income of the unaffiliated insurers and is accrued over the period in which the related income is recognized. The calculation consists of 20% of the excess, if any, of earned premium over incurred losses, commissions and other expenses. There are no termination adjustments related to profit commissions. Changes in prior estimates of commission income are recorded when such changes become known.

Deferred Policy Acquisition Costs

        Costs of acquiring business which vary with and are directly related to the production of business are deferred and amortized ratably over the period that the related premiums are recognized as revenue. Such costs primarily include commission expense, other underwriting expenses and premium taxes. The method of computing deferred policy acquisition costs limits the deferral to their estimated net realizable value based on the related unearned premiums and takes into account anticipated losses and loss adjustment expenses and maintenance expenses based on historical and current experience and anticipated investment income.

Reserves for Losses and Loss Adjustment Expenses

        Unpaid losses and loss adjustment expenses are determined on an individual basis for claims reported on direct business for insureds, from reports received from ceding insurers for insurance assumed from such insurers and on estimates based on Company and industry experience for incurred but not reported claims and loss adjustment expenses. The provision for unpaid losses and loss adjustment expenses has been established to cover the estimated unpaid cost of claims incurred. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. Management believes that the unpaid losses and loss adjustment expenses are adequate to cover the ultimate unpaid claims incurred, however, such provisions are necessarily based on estimates and, accordingly, no representation is made that the ultimate liability will not exceed such amounts.

Net Income Per Share

        Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the basic earnings per share adjusted for the potential dilution that would occur if the issued stock options were exercised.

Reinsurance Ceded

        Reinsurance ceded, which transfers risk and the related premiums, commissions and losses incurred to the reinsurer, is reflected as reductions of the respective income and expense accounts. Unearned premiums ceded and estimates of amounts recoverable from reinsurers on paid and unpaid losses are reflected as assets.

Depreciation and Amortization

        Depreciation of furniture and fixtures and electronic data processing equipment, and amortization of computer software is provided over the estimated useful lives of the respective assets, ranging from three to seven years, using the straight-line method. Amortization of leasehold improvements is provided over the estimated lives of the leases using the straight-line method.

        The Company capitalizes the costs of computer software developed or purchased for internal use. As of December 31, 2002 and 2001, unamortized computer software costs were $680,000 and $820,000, respectively. Amortization of computer software expense amounted to $450,000, $395,000 and $377,000 in 2002, 2001 and 2000, respectively.

Goodwill

        Goodwill was $5,167,000 and $4,915,000 at December 31, 2002 and 2001, respectively, net of accumulated amortization of $1,088,000 and $1,088,000, respectively. Amortization expense was $0, $298,000, and $304,000 in 2002, 2001, and 2000, respectively.

        The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. The Company adopted both SFAS 141 and SFAS 142 effective January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after September 30, 2001. It also specifies that intangible assets acquired in a purchase method business combination be recognized and reported apart from goodwill. SFAS 142 changes the accounting for goodwill and intangible assets that have indefinite useful lives from an amortization approach to an impairment-only approach that requires that those assets be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without an arbitrary ceiling on their useful lives. The Company completed its impairment review resulting in no impairment of goodwill as of January 1, 2002. In addition, no other intangible assets were required to be reclassified and accounted for as an asset apart from goodwill upon adoption of SFAS 142. No expense for amortization of goodwill has been recorded in 2002 compared to an after tax expense of $244,000 and $252,000 recorded in 2001 and 2000, respectively. Net income for the twelve months ended December 31, 2001 and 2000, excluding the amortization of goodwill expense, would have been $3,912,000 and $7,284,000, respectively, and both basic and diluted earnings per share for the twelve months ended December 31, 2002 and 2001 would have increased by $0.03 per share for each year. Goodwill of $2,534,000 was recorded for the Navigators Agencies' segment at both December 31, 2002 and 2001, and $2,633,000 and $2,381,000 for the Lloyd's Operations' segment at December 31, 2002 and 2001, respectively. Goodwill on the Company's consolidated balance sheets may fluctuate due to changes in the foreign currency rates between the U.S. dollar and the British pound. The adoption of SFAS 141 had no impact on the Company's consolidated financial statements.

Stock-Based Compensation

        SFAS 123, Accounting for Stock-Based Compensation, establishes financial accounting and reporting standards for stock-based compensation plans. As permitted by SFAS 123, the Company continues to use the accounting method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Companies using APB 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value method of accounting, as defined in SFAS 123, had been applied, as indicated in the following table:

		Year Ended December 31,
		2002	2001	2000
Net income (in thousands):	As reported	$16,397	$3,668	$7,032
	Pro forma	$16,076	$3,415	$6,855
Basic income per share:	As reported	$1.94	$0.44	$0.84
	Pro forma	$1.90	$0.41	$0.81
Diluted income per share:	As reported	$1.89	$0.43	$0.84
	Pro forma	$1.85	$0.40	$0.81

Federal Income Taxes

        The Company files a consolidated Federal income tax return with its U.S. subsidiaries. The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Application of New Accounting Standards

        SFAS 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133, as amended by SFAS 137, Deferral of the Effective Date of SFAS No.133, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 should not be applied retroactively to financial statements of prior periods. In June 2000, the FASB issued SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133, which amends certain accounting and reporting standards of SFAS 133. The adoption of these statements at January 1, 2001 did not have any effect on the Company's results of operations or financial condition.

        In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after September 15, 2002, with early application encouraged. The adoption of this statement is not expected to have a material effect on the Company's results of operations or financial condition.

        In July 2002, the FASB issued SFAS 146, Obligations Associated with Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with a disposal activity. This statement requires a liability for a disposal obligation be recognized and measured at its fair value when it is incurred and that the guidance of SFAS 5, Accounting for Contingencies, and FASB Interpretation No. 14, Reasonable Estimation of the Amount of Loss, do not apply to the recognition and measurement of the liability. The provisions of SFAS 146 are effective for disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this statement is not expected to have a material effect on the Company's results of operations or financial condition.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation clarifies the requirements for a guarantor's accounting for the disclosures of certain guarantees issued and outstanding. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have any effect on the Company's results of operations or financial condition.

        In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation, Amendment of FASB Statement No. 123. The provisions of this statement provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The provisions are effective for financial statements for fiscal years ending after December 15, 2002. We follow the disclosure provisions of SFAS 123, Accounting for Stock Compensation, as amended by SFAS 148. These require pro forma net income and earnings per share information, which is calculated assuming we had accounted for our stock option plans under the "fair value method" described in those statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation 46 requires variable interest entities to be consolidated by their primary beneficiaries. The adoption of this interpretation will not have a material impact on the Company's financial condition or results of operations.

Note 2. Investments

        The Company's fixed maturities and equity securities at December 31, 2002 and 2001 were as follows:

December 31, 2002	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
		(In thousands)
Fixed maturities:
U.S. Government Treasury Bonds and GNMAs	$159,729	$7,113	$—	$166,842
States, municipalities and political subdivisions	47,709	2,463	(45)	50,127
Mortgage and asset backed (excluding GNMAs)	63,830	1,664	(7)	65,487
Corporate bonds	80,553	4,017	(350)	84,220

Total fixed maturities	$351,821	$15,257	$(402)	$366,676

Equity securities—common stocks	$12,286	$245	$(857)	$11,674

December 31, 2001	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
		(In thousands)
Fixed maturities:
U.S. Government Treasury Bonds and GNMAs	$96,626	$1,840	$(517)	$97,949
States, municipalities and political subdivisions	44,538	1,372	(248)	45,662
Mortgage and asset backed (excluding GNMAs)	63,513	2,952	(2,259)	64,206
Corporate bonds	83,030	2,193	(975)	84,248

Total fixed maturities	$287,707	$8,357	$(3,999)	$292,065

Equity securities—common stocks	$7,225	$715	$(265)	$7,675

        The Company's fixed maturity securities by years of maturity were as follows:

Period from December 31, 2002 to Maturity	Amortized Cost	Fair Value
	(In thousands)

One year or less	$25,572	$25,797
Over one year through five years	91,555	94,754
Over five years through ten years	53,249	56,858
More than ten years	43,118	44,991
Mortgage and asset backed (including GNMAs)	138,327	144,276

Total	$351,821	$366,676

        Due to the periodic repayment of principal, the mortgage and asset backed securities are estimated to have an effective maturity of approximately six years. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

        Net investment income of the Company was derived from the following sources:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)

Fixed maturities	$17,085	$18,801	$17,801
Equity securities	378	271	252
Short-term investments	1,333	861	997

	18,796	19,933	19,050
Investment expenses	(738)	(579)	(603)

Net investment income	$18,058	$19,354	$18,447

        The Company's realized capital gains and losses were as follows:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Fixed maturities:
Gains	$5,491	$2,961	$975
(Losses)	(5,105)	(2,237)	(1,454)

	386	724	(479)

Equity securities and other investments:
Gains	1,636	467	1,168
(Losses)	(354)	(401)	(424)

	1,282	66	744

Net realized capital gains	$1,668	$790	$265

        The 2002 and 2001 realized fixed maturities losses include $2,905,000 and $1,618,000, respectively, of impairment losses recorded on certain of the Company's asset backed securities.

        At December 31, 2002 and 2001, fixed maturities with amortized values of $8,162,000 and $7,989,000, respectively, were on deposit with various State Insurance Departments. In addition, at December 31, 2002 and 2001, investments of $165,000 and $161,000, respectively, were on deposit with the Bank of England for Navigators Insurance's UK Branch. Also, at December 31, 2002 and 2001, $290,000 of investments were pledged as security under a reinsurance treaty.

        At December 31, 2002 the Company did not have a concentration of greater than 10% of invested assets in a single issuer.

Note 3. Notes Payable and Letters of Credit

        The Company's bank credit facility provides a $14.5 million revolving line of credit at an interest rate of either, at the Company's election, the base commercial lending rate of one of the banks or at LIBOR plus 1.25% on the used portion of the line of credit. The commitment fee on the unused portion of the line of credit is 0.25%. The line of credit facility reduces each quarter by amounts totaling $5.5 million in 2003 and $9.0 million in 2004. At December 31, 2002 and 2001, $14.5 million and $19.0 million in loans were outstanding, respectively, under the revolving line of credit facility at interest rates of 2.7% and 3.4%, respectively. The credit facility also provides for a $55 million letter of credit facility which is utilized primarily by NCUL and Millennium to participate in Lloyd's Syndicate 1221. The cost of the letters of credit is 1.3% for the used portion and 0.25% for the unused portion of the letter of credit facility. At December 31, 2002 and 2001, letters of credit with an aggregate face amount of $53.3 million and $47.5 million, respectively, were issued under the letter of credit facility. No letters of credit were drawn down from the credit facility in 2002.

        The bank credit facility is collateralized by the common stock of Navigators Insurance. It contains covenants common to transactions of this type, including restrictions on indebtedness and liens, limitations on mergers and the sale of assets, maintaining certain consolidated tangible net worth, statutory surplus, and other financial ratios. At December 31, 2002, the Company complied with all covenants.

        Other income/(expense) for 2001 consisted primarily of a $3,800,000 charge related to the Company's former investment in Riverside equal to a letter of credit previously provided to Riverside Corporate Underwriters, Ltd. ("RCUL"), a subsidiary of Riverside and a Lloyd's corporate name. Lloyd's informed the Company in 2001 that the Company's letter of credit would be utilized to fund part of the adverse development in the Lloyd's syndicates in which RCUL provided capacity in 1998 and 1999. The entire letter of credit was drawn down in late 2001. The Company believes that it has no further exposure to Riverside.

Note 4. Fiduciary Funds

        The Navigators Agencies maintain fiduciary accounts for the insurance pools they manage. Functions performed by the Navigators Agencies include underwriting business, collecting premiums from the insured, paying claims, collecting paid recoverables from reinsurers, paying reinsurance premiums to reinsurers and remitting net account balances to member insurance companies. Funds belonging to the insurance pools are held in a fiduciary capacity and are not included in the accompanying consolidated balance sheets.

        The fiduciary accounts as of December 31, 2002 and 2001 were as follows:

	December 31,
	2002	2001
	(In thousands)

Cash and short-term investments	$49,131	$21,672
Premiums receivable	40,013	40,391
Reinsurance balances receivable (payable)	(13,685)	(4,355)

Total assets	$75,459	$57,708

Due to insurance companies	$75,459	$57,708

Total liabilities	$75,459	$57,708

Note 5. Income Taxes

        The components of current and deferred income tax expense (benefit) were as follows:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Current:
Federal and foreign	$5,381	$2,394	$2,507
State and local	314	177	58

Total	$5,695	$2,571	$2,565

Deferred:
Federal and foreign	$118	$(546)	$718
State and local	6	(333)	23

Total	$124	$(879)	$741

Total income tax expense	$5,819	$1,692	$3,306

        A reconciliation of total income taxes applicable to pre-tax operating income and the amounts computed by applying the Federal statutory income tax rate to the pre-tax operating income was as follows:

	Year Ended December 31,
	2002		2001		2000
	(Dollars in thousands)

Computed expected tax expense	$7,775	35.0%	$1,876	35.0%	$3,618	35.0%
Tax-exempt interest	(712)	(3.2)	(771)	(14.4)	(1,313)	(12.7)
Dividends received deduction	(84)	(0.4)	(56)	(1.1)	(59)	(0.6)
State and local income taxes, net of Federal income tax	208	0.9	(101)	(1.9)	53	0.6
State and local tax net operating loss carryforward	(655)	(2.9)	(98)	(1.8)	(453)	(4.4)
Valuation allowance	(612)	(2.8)	1,461	27.2	1,375	13.3
Other	(101)	(0.4)	(619)	(11.4)	85	0.8

	$5,819	26.2%	$1,692	31.6%	$3,306	32.0%

        The tax effects of temporary differences that give rise to Federal, foreign, state and local deferred tax assets and deferred tax liabilities were as follows:

	December 31,
	2002	2001
	(In thousands)
Deferred tax assets:
Loss reserve discount	$8,932	$6,874
Unearned premium	6,091	3,203
Alternative minimum tax carryforward	968	3,861
Foreign operations net operating loss carryforward	4,529	5,796
State and local net operating loss carryforward	2,147	1,492
Other	736	648

Total gross deferred tax assets	23,403	21,874
Less: Valuation allowance	(6,676)	(7,288)

Total deferred tax assets	16,727	14,586

Deferred tax liabilities:
Deferred acquisition costs	(5,086)	(2,789)
Contingent commission receivable	(407)	(532)
Net unrealized gains on securities	(4,693)	(1,177)
Net deferred state and local income tax	(71)	(65)

Total deferred tax liabilities	(10,257)	(4,563)

Net deferred tax asset	$6,470	$10,023

        In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and anticipated future taxable income in making this assessment and believes it is more likely than not the Company will realize the benefits of its deductible differences at December 31, 2002, net of any valuation allowance.

        Valuation allowances of $4,529,000 and $5,796,000 for the years ended December 31, 2002 and 2001, respectively, were established due to the uncertainty associated with the realization of the deferred tax asset for the carryforward of operating losses from the Company's foreign operations. Even though the Company's foreign operations were profitable in 2002, the valuation allowance was released only to the extent of the 2002 profits since future profitability remains uncertain. The Company's foreign gross loss carryforward of approximately $15.1 million at December 31, 2002 can be carried forward indefinitely against future foreign income.

        The Company also had net state and local operating loss carryforwards amounting to potential future tax benefits of $2,147,000 and $1,492,000 at December 31, 2002 and 2001, respectively. A valuation allowance was established for the amount of the tax benefit due to the uncertainty associated with the realization of the deferred tax asset. The Company's state and local gross carryforwards of approximately $11.9 million at December 31, 2002 expire from 2019 to 2021.

Note 6. Reserves for Losses and Loss Adjustment Expenses

        The following table summarizes the activity in the Company's reserve for losses and loss adjustment expenses ("LAE") during the three most recent years:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)

Net reserves for losses and LAE at beginning of year	$202,759	$174,883	$170,530

Provision for losses and LAE for claims occurring in the current year	134,721	96,664	60,152
Lloyd's portfolio transfer—reinsurance to close	1,641	4,196	7,854
Increase (decrease) in estimated losses and LAE for claims occurring in prior years	7,038	5,385	(4,994)

Incurred losses and LAE	143,400	106,245	63,012

Losses and LAE payments for claims occurring during:
Current year	(16,727)	(24,723)	(15,358)
Prior years	(64,785)	(53,646)	(43,301)

Losses and LAE payments	(81,512)	(78,369)	(58,659)

Net reserves for losses and LAE at end of year	264,647	202,759	174,883

Reinsurance receivable on unpaid losses and LAE	224,995	198,418	182,791

Gross reserves for losses and LAE at end of year	$489,642	$401,177	$357,674

        The deficiency for the year end December 31, 2002 resulted from adverse development from our general liability line of business. The deficiency for the year ended December 31, 2001 resulted from the Company's Lloyd's Operations due to an increase in premium estimates and related reserves for prior years and strengthening the Lloyd's reserves related to the 1999 underwriting year.

        Lloyd's Syndicate 1221 had stamp capacity of £75.0 million ($112.7 million) in 2002, £66.3 million ($95.5 million) in 2001 and £66.3 million ($96.0 million) in 2000. Syndicate 1221's capacity is expressed net of commission (as is standard at Lloyd's) of approximately 21%. Syndicate 1221 entered into a qualifying quota share agreement with a major reinsurer which increased the gross premium that could be written by Syndicate 1221 for the 2002 underwriting year from its stamp capacity of £75.0 million to a total of £86.6 million ($130.2 million). A qualifying quota share is a reinsurance contract which provides additional capacity to Lloyd's syndicates in order that they may write premiums up to 30% in excess of their stamp capacity. Only high quality reinsurers approved by Lloyd's can enter into a qualifying quota share transaction with a Lloyd's syndicate. The Syndicate 1221 premium recorded in the Company's financial statements is gross of commission. The Company participates for 68.1%, 67.4% and 64.5% of Syndicate 1221's capacity for the 2002, 2001 and 2000 underwriting years, respectively. The Lloyd's Operations included in the consolidated financial statements represent the Company's participation in Syndicate 1221.

        Lloyd's syndicates report the amounts of premiums, claims, and expenses recorded in an underwriting account for a particular year to companies or individuals that participate in the syndicates. The syndicates generally keep accounts open for three years. Traditionally, three years have been necessary to report substantially all premiums associated with an underwriting year and to report most related claims, although claims may remain unsettled after the account is closed. A Lloyd's syndicate typically closes an underwriting account with the participants for the next underwriting year. The ceding participants pay the assuming participants an amount based on the unearned premiums and outstanding claims in the underwriting account at the date of the assumption. Our participation in Lloyd's Syndicate 1221 is represented by and recorded as our proportionate share of the underlying assets and liabilities and results of operations of the syndicate since, (a) we hold an undivided interest in each asset, (b) we are proportionately liable for each liability and (c) Syndicate 1221 is not a separate legal entity. At Lloyd's, the amount to close an underwriting year into the next year is referred to as the "reinsurance to close." The reinsurance to close amounts represent the transfer of the assets and liabilities from the participants of a closing underwriting year to the participants of the next underwriting year. To the extent our participation in the syndicate changes as a result of this transfer, the reinsurance to close amounts vary accordingly. In our case, our participation increased from 52.5% in 1999 to 64.5% in 2000, to 67.4% in 2001, and to 68.1% in 2002. We therefore recorded our increasing proportionate share of the assets and liabilities of Syndicate 1221. At December 31, 2002, 2001 and 2000, the Company closed its 2000, 1999 and 1998 underwriting years, respectively, the net effect of which resulted in such transfers to NCUL and Millennium of $1.6 million, $4.2 million and $7.9 million, respectively. These transactions accounted for part of the increases in the premium volume in the Lloyd's Operations. The reinsurance to close transactions were recorded as additional written and earned premium, losses incurred, loss reserves and receivables, all in the same amount. There were no gains or losses recorded on the transactions. The Company also purchased an additional £7,379,000 ($11,018,000) of capacity for 2001 through an annual auction process in 2000 at a total cost of £133,000 ($199,000).

        The Company provides letters of credit to Lloyd's to support its Syndicate 1221 capacity. If the Company increases its participation or if Lloyd's changes the capital requirements, the Company may be required to supply additional letters of credit or other collateral acceptable to Lloyd's, or reduce the capacity of Syndicate 1221. The letters of credit are provided through the credit facility which the Company maintains with a consortium of banks. The credit facility agreement requires that the banks vote whether or not to renew the letter of credit portion of the facility each year. If the banks decide not to renew the letter of credit facility, the Company will need to find other sources to provide the letters of credit or other collateral in order to continue to participate in Syndicate 1221.

        During 2002, 2001 and 2000, the Company recorded net paid losses and LAE of $262,000, $86,000 and $173,000, respectively, for environmental pollution and asbestos related claims. As of December 31, 2002 and 2001, the Insurance Companies carried net reserves of $1,513,000 and $1,185,000, respectively, for the potential exposure to such claims. At December 31, 2002, there were 477 open claims on 304 policies with environmental pollution or asbestos exposures. Management believes that its reserves for such claims are adequate because the Insurance Companies' participation in such risks was generally in the higher excess layers and, based on a continuing review of such claims, management believes that a majority of these claims will be unlikely to penetrate such high excess layers of coverage; however, due to the significant assumptions inherent in estimating these exposures, actual liabilities could differ from current estimates.

Note 7. Reinsurance

        The following table summarizes earned premium:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)

Direct	$293,333	$193,687	$144,057
Assumed	91,929	55,665	32,791
Ceded	(158,968)	(99,108)	(79,608)

Net	$226,294	$150,244	$97,240

        The following table summarizes written premium:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)

Direct	$321,197	$214,067	$155,888
Assumed	126,641	64,127	32,537
Ceded	(177,059)	(105,659)	(80,332)

Net	$270,779	$172,535	$108,093

        The 2002, 2001 and 2000 assumed written and earned premium includes $1.6 million, $4.2 million, and $7.9 million, respectively, of reinsurance to close from the Lloyd's Operations.

        Ceded losses and loss adjustment expenses incurred were $71,793,000, $124,164,000, and $60,602,000 in 2002, 2001, and 2000, respectively.

        A contingent liability exists with respect to reinsurance ceded, since the Company would be required to pay losses in the event the assuming reinsurers are unable to meet their obligations under their reinsurance agreements.

        The Company's Reinsurance Security Committee monitors the financial strength of its reinsurers and the related reinsurance receivables. An allowance is established for amounts determined to be uncollectible. At December 31, 2002 and 2001, there was an allowance for uncollectible reinsurance of $8,534,000 and $6,905,000, respectively. The expense recorded for uncollectible reinsurance was $1,632,000, $320,000 and $1,250,000 for 2002, 2001 and 2000, respectively.

Note 8. Financial Instruments

        The following table presents the carrying amounts and estimated fair values of the Company's financial instruments:

	December 31, 2002		December 31, 2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Fixed maturities	$366,676	$366,676	$292,065	$292,065
Equity securities	11,674	11,674	7,675	7,675
Short-term investments	61,092	61,092	27,534	27,534
Financial liabilities:
Notes payable to banks	$14,500	$14,500	$19,000	$19,000

        The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

        The fair values of fixed maturity and equity securities are based on market prices at the reporting date for those or similar investments. Short-term investments are carried at cost, which approximates fair value. The carrying amounts of premium receivables approximate fair value because of the short maturity of those instruments.

        The fair value of the Company's notes payable to banks approximates carrying value since the interest rate charged is computed using current market rates.

Note 9. Stock Option Plans, Stock Grants and Stock Appreciation Rights

        The Company has an Incentive Stock Option Plan and a Non-Qualified Stock Option Plan which allow for the award to key employees of the Company, its subsidiaries and affiliates, options to purchase an aggregate of 900,000 shares of its common stock. At the 2002 Annual Meeting, the stockholders approved the 2002 Stock Incentive Plan which allows for the award of incentive stock options, non-incentive stock options and stock grants to employees, directors and consultants. The 2002 Stock Incentive Plan allows, in the aggregate, awards for 1,000,000 shares of the Company's common stock, of which 100,000 of the shares can be in the form of stock grants. Upon the approval of the 2002 Stock Incentive Plan, no further awards are to be issued from the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan.

        All options are exercisable upon vesting for one share of the Company's common stock and are granted at exercise prices no less than 90% of the fair market value of the common stock on the date of the grant. The difference between the fair market value of the common stock on the grant date and the exercise price of the options is expensed as the options vest. The amount of the expense was $59,000 in 2002. Although no amounts were expensed in 2001 or 2000, had expense been recorded as described above, the amounts would have been approximately $10,000 for each year.

        Stock grants are expensed as they vest. The amount charged to expense was $761,000 and $382,000 in 2002 and 2001, respectively. No stock grants were issued prior to 2001. The above does not include $12,000 of the Company's common stock issued each year to each non-employee director as 50% of the director's compensation for serving on the Company's Board of Directors. The stock is issued in the first quarter of the year following the year of service and is fully vested when issued. The expense for 2002, 2001 and 2000 for the stock issued to directors was $60,000, $72,000 and $72,000, respectively.

        Options and grants generally vest equally over a four year period and the options have a maximum term of ten years.

        Stock options outstanding at December 31, 2002, 2001 and 2000 were as follows:

	2002		2001		2000
	No. of Shares	Average Exercise Prices	No. of Shares	Average Exercise Prices	No. of Shares	Average Exercise Prices
Options outstanding at beginning of year	520,712	$14.44	510,900	$14.59	243,650	$19.01
Granted	97,438	$17.65	46,562	$17.26	277,500	$10.65
Exercised	(39,525)	$11.92	(7,500)	$14.00	—	—
Expired or forfeited	(59,125)	$18.56	(29,250)	$21.78	(10,250)	$12.82

Options outstanding at end of year	519,500	$14.76	520,712	$14.44	510,900	$14.59

Number of options exercisable	332,660	$14.77	295,588	$16.21	241,025	$18.56

        The Company has a Stock Appreciation Rights Plan which allows for the grant of up to 300,000 stock appreciation rights at prices of no less than 90% of the fair market value of the common stock. The Company granted 17,500, 56,000 and 116,000 stock appreciation rights in 2002, 2001 and 2000, respectively. The amounts charged to expense in 2002, 2001 and 2000 were $869,000, $733,000 and $32,000, respectively.

        The Company accounts for stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which requires compensation expense to be recognized only if the fair value of the underlying stock at the grant date exceeds the exercise price of the option. Accordingly, compensation expense of $59,000 has been recognized for stock options in 2002. Had compensation cost for the Company's stock options been determined consistent with SFAS 123, Accounting for Stock Based Compensation, the Company's net

income and income per share would have been reduced to the pro forma amounts indicated in the following table:

		Year Ended December 31,
		2002	2001	2000
Net income (in thousands):	As reported	$16,397	$3,668	$7,032
	Pro forma	$16,076	$3,415	$6,855
Basic income per share:	As reported	$1.94	$0.44	$0.84
	Pro forma	$1.90	$0.41	$0.81
Diluted income per share:	As reported	$1.89	$0.43	$0.84
	Pro forma	$1.85	$0.40	$0.81

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the options granted: no dividend yield; expected volatility of 34.6%, 33.4% and 33.9% in 2002, 2001 and 2000, respectively; risk free interest rate of 3.5%, 4.6%, and 6.0% for 2002, 2001 and 2000, respectively; and expected life of 6 years for 2002, 2001 and 2000. The weighted average fair value of options granted was $7.00, $7.13 and $4.75 in 2002, 2001 and 2000, respectively.

        The following table summarizes information about options outstanding at December 31, 2002:

Price Range	Outstanding Options	Average Remaining Contract Life	Average Exercise Price	Exercisable Options	Average Exercise Price
$10 to $15	317,000	6.6	$11.94	243,641	$12.34
$16 to $20	168,000	7.6	$16.96	64,769	$17.03
$21 to $34	34,500	3.9	$30.00	24,250	$33.17

Note 10. Employee Benefits

        The Company sponsors a defined contribution plan covering substantially all its U.S. employees. Contributions are equal to 15% of each eligible employee's gross pay (plus bonus of up to $2,500) up to the amount permitted by certain Federal regulations. Employees vest at 20% per year beginning at the end of the second year and are therefore fully vested after six years of service. Plan expense, included within operating expenses, amounted to $1,052,000, $890,000 and $708,000 in 2002, 2001 and 2000, respectively. The Company sponsors a similar plan under UK regulations for its UK employees for which the Company had expenses of $533,000, $446,000 and $420,000 for 2002, 2001 and 2000, respectively.

        The Company has a 401(k) Plan for all eligible employees. Each eligible employee can contribute up to 8% of their salary limited by certain Federal regulations. The Company does not match any of the employee contributions.

Note 11. Dividends from Subsidiaries and Statutory Financial Information

        Navigators Insurance may pay dividends to the Company out of its statutory earned surplus pursuant to statutory restrictions imposed under the New York insurance law. At December 31, 2002, the maximum amount available for the payment of dividends by Navigators Insurance during 2003 without prior regulatory approval was $12,854,000. Navigators Insurance paid $6,500,000 and $11,000,000 in dividends to the Company in 2002 and 2001, respectively. The UK Branch is required to maintain certain capital requirements under UK regulations.

        The Insurance Companies' statutory net income as filed with the regulatory authorities for 2002, 2001 and 2000 was $9,499,000, $11,219,000 and $13,834,000, respectively. The statutory surplus as filed with the regulatory authorities was $128,543,000 and $115,126,000 at December 31, 2002 and 2001, respectively.

        The Insurance Companies, domiciled in New York State, prepare and file their statutory financial statements in accordance with accounting practices prescribed or permitted by the State of New York Insurance Department (the "Department"). The National Association of Insurance Commissioners ("NAIC") completed a project which codifies statutory accounting practices for insurance enterprises. As a result of this process, the NAIC issued a revised statutory Accounting Practices and Procedures Manual that was effective January 1, 2001. The Company prepared its statutory basis financial statements in accordance with the revised statutory manual subject to the deviations that were prescribed or permitted by the Department. Beginning in 2002, the Department permitted certain deferred income taxes to be included in surplus of the statutory basis financial statements. This resulted in increasing the surplus of Navigators Insurance by $7.8 million.

        The significant differences between SAP and GAAP are that under SAP: (1) acquisition and commission costs are expensed when incurred while under GAAP these costs are deferred and amortized as the related premium is earned; (2) bonds are stated at amortized cost, while under GAAP bonds are held in an available-for-sale account and reported at fair value, with unrealized gains and losses recognized in other comprehensive income as a separate component of stockholders' equity; (3) federal income taxes are recorded when payable except that certain deferred tax assets are permitted to be included in surplus while under GAAP deferred taxes are provided to reflect temporary differences between the carrying values and tax basis of assets and liabilities; (4)  unearned premiums and loss reserves are reflected net of ceded amounts while under GAAP the unearned premiums and loss reserves are reflected gross of ceded amounts; (5) agents' balances over ninety days due are excluded from the balance sheet, and uncollateralized amounts due from unauthorized reinsurers are deducted from surplus, while under GAAP they are restored to the balance sheet, subject to the usual tests regarding recoverability.

        As part of its general regulatory oversight process, the Department conducts detailed examinations of the books, records and accounts of New York insurance companies every three to five years. The Insurance Companies have been examined by the Department for the years 1996 through 2000. The audit work has been completed but a report has not yet been issued. No adjustments are expected to the previously filed statutory financial statements.

Note 12. Commitments and Contingencies

a.
Future minimum annual rental commitments at December 31, 2002 under various noncancellable operating leases for the Company's office facilities, which expire at various dates through 2013, are as follows:

Year Ended December 31,	(In thousands)
2003	$2,146
2004	2,156
2005	2,099
2006	1,968
2007 and subsequent	5,659

Total	$14,028

  The Company is also liable for additional payments to the landlords for certain annual cost increases. Rent expense for the years ended December 31, 2002, 2001 and 2000 was $1,788,000, $1,628,000 and $1,590,000, respectively.

b.
The Company is not a party to or the subject of, any material pending legal proceedings which depart from the ordinary routine litigation incident to the kinds of business conducted by the Company, except for a suit concerning the draw down of letters of credit. In 1997 and 1998, Navigators Insurance entered into certain reinsurance contracts with a reinsurer. In accordance with normal business practice, Navigators Insurance had secured this exposure with letters of credit. In April 1999, in good faith and consistent with the terms of the letters of credit, Navigators Insurance drew down $3.2 million of the letters of credit. The liquidator of the reinsurer has commenced suit in Australia, seeking to void the draw downs. Although the Company believes it has strong defenses against these claims and that the liquidators' assertions run counter to prevailing Australian and U.S. law, there can be no assurance as to the outcome of this litigation. The Company intends to vigorously defend its position and is currently in the process of filing affidavits and motions seeking a prompt dismissal of the liquidators' claims in Australian court.

Note 13. Segment Information

        The Company's subsidiaries are primarily engaged in the writing and management of property and casualty insurance. The Company's segments include the Insurance Companies, the Navigators Agencies and the Lloyd's Operations, each of which is managed separately. The Insurance Companies consist of Navigators Insurance and NIC and currently are primarily engaged in underwriting marine insurance and related lines of business, contractors' general liability insurance, and professional liability insurance. The Navigators Agencies are underwriting management companies which produce, manage and underwrite insurance and reinsurance for both affiliated and unaffiliated companies. The Lloyd's Operations underwrite marine and related lines of business at Lloyd's of London. All segments are evaluated based on their GAAP underwriting or operating results which are prepared using the accounting policies described in the summary of significant accounting policies in Note 1.

        The Insurance Companies and the Lloyd's Operations are measured taking into account net premiums earned, incurred losses and loss expenses, commission expense and other underwriting expenses. The Navigators Agencies' results include commission income less other operating expenses.

Each segment also maintains their own investments, on which they earn income and realize capital gains or losses. Other operations include intersegment income and expense in the form of affiliated commissions, income and expense from corporate operations and consolidating adjustments.

        Financial data by segment for 2002, 2001 and 2000 was as follows:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Revenue, excluding net investment income and net realized capital gains:
Insurance Companies:
Marine	$76,670	$40,506	$28,309
General Liability	69,056	34,043	18,320
Professional Liability	1,780	4	—
Surety	18	—	—
Onshore Energy	511	(530)	(372)
Other	837	(186)	(1,868)

Insurance Companies Total	148,872	73,837	44,389

Lloyd's Operations:
Marine	75,629	75,335	52,690
Engineering and Construction	1,295	503	7
Onshore Energy	959	315	4
Other	883	219	413

Lloyd's Operations Total	78,766	76,372	53,114

Navigators Agencies	28,441	16,856	13,120
Other operations	(23,137)	(16,035)	(9,251)

Total	$232,942	$151,030	$101,372

Net investment income:
Insurance Companies	$15,489	$16,144	$15,536
Lloyd's Operations	2,507	3,154	2,796
Navigators Agencies	42	19	98
Other operations	20	37	17

Total	$18,058	$19,354	$18,447

Net realized capital gains:
Insurance Companies	$1,207	$146	$177
Lloyd's Operations	461	644	88
Navigators Agencies	—	—	—
Other operations	—	—	—

Total	$1,668	$790	$265

Income (loss) before tax expense (benefit):
Insurance Companies	$21,644	$20,069	$18,890
Lloyd's Operations	2,671	(6,134)	(2,296)
Navigators Agencies	2,381	(451)	(1,947)
Other operations	(4,480)	(8,124)	(4,309)

Total	$22,216	$5,360	$10,338

Income tax expense (benefit):
Insurance Companies	$6,780	$6,181	$5,241
Lloyd's Operations	—	—	—
Navigators Agencies	780	(1,373)	(484)
Other operations	(1,741)	(3,116)	(1,451)

Total	$5,819	$1,692	$3,306

Net income (loss):
Insurance Companies	$14,864	$13,888	$13,649
Lloyd's Operations	2,671	(6,134)	(2,296)
Navigators Agencies	1,601	922	(1,463)
Other operations	(2,739)	(5,008)	(2,858)

Total	$16,397	$3,668	$7,032

Identifiable assets:
Insurance Companies	$686,502	$544,661	$506,863
Lloyd's Operations	219,341	149,841	96,668
Navigators Agencies	17,817	12,497	11,343
Other operations	(5,741)	5,758	1,142

Total	$917,919	$712,757	$616,016

Note 14. Earnings Per Common Share

        Following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") computations for the periods indicated:

	Year Ended December 31, 2002
	Net Income	Average Shares Outstanding	Net Income Per Share
Basic EPS:
Income available to common stockholders	$16,397,000	8,462,784	$1.94
Effect of Dilutive Securities:
Stock options and grants		213,386
Diluted EPS:
Income available to common stockholders	$16,397,000	8,676,170	$1.89
	Year Ended December 31, 2001
	Net Income	Average Shares Outstanding	Net Income Per Share
Basic EPS:
Income available to common stockholders	$3,668,000	8,419,227	$0.44
Effect of Dilutive Securities:
Stock options and grants		128,262
Diluted EPS:
Income available to common stockholders	$3,668,000	8,547,489	$0.43
	Year Ended December 31, 2000
	Net Income	Average Shares Outstanding	Net Income Per Share
Basic EPS:
Income available to common stockholders	$7,032,000	8,413,851	$0.84
Effect of Dilutive Securities:
Stock options		—
Diluted EPS:
Income available to common stockholders	$7,032,000	8,413,851	$0.84

        Certain outstanding options to purchase common shares were not included in the respective computations of diluted earnings per common share because the options' exercise prices were greater than the average market price of the common shares. For each of the years presented, these outstanding options consisted of the following: for 2002, 22,500 shares at an average price of $34.00 expiring in 2004; for 2001, 105,500 shares at an average price of $23.25 expiring in years 2002 to 2011; for 2000, 510,900 shares at an average price of $14.59 expiring in years 2001 to 2010.

Note 15. Quarterly Financial Data (Unaudited)

        The results of operations for the quarterly periods during 2002 and 2001 were as follows:

	Three Month Period Ended
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
	(In thousands, except net income per share)

Total revenues	$46,117	$57,965	$73,044	$75,542
Income before income tax	4,321	5,058	7,492	5,344
Net income	3,450	3,774	5,271	3,901
Comprehensive income	548	7,528	10,933	4,146
Per share data:
Net income per share—Basic	$0.41	$0.45	$0.62	$0.46
Net income per share—Diluted	$0.40	$0.43	$0.61	$0.45
	Three Month Period Ended
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(In thousands, except net income per share)

Total revenues	$35,747	$40,019	$39,270	$56,138
Income (loss) before income tax	3,300	3,167	(3,360)	2,253
Net income (loss)	2,051	2,314	(2,921)	2,224
Comprehensive income (loss)	2,200	1,006	738	(395)
Per share data:
Net income (loss) per share—Basic	$0.24	$0.27	$(0.35)	$0.26
Net income (loss) per share—Diluted	$0.24	$0.27	$(0.35)	$0.26

        The increase in 2002 revenues as compared to 2001 was primarily due to increased rates and new business in 2002. The 2002 quarterly net income was adversely impacted by the impairment losses of $1.4 million and $0.5 million in the second and third quarters on one asset backed security, respectively, and approximately $0.4 million resulting from the oil tanker Prestige sinking in the fourth quarter, and approximately $1.1 million from the Tricolor automobile carrier ship also sinking in the fourth quarter. The 2001 quarterly net income was adversely affected by the $4.5 million of losses related to the attacks on the World Trade Center in the third quarter; the $0.8 million second quarter and $1.7 million third quarter Riverside losses; the impairment losses on two asset backed securities of $0.3 million in the second quarter, $0.2 million in the third quarter and $0.6 million in the fourth quarter; and the Petrobras offshore energy platform loss of $1.8 million in the first quarter.

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	June 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Investments and cash:
Fixed maturities, available-for-sale, at fair value (amortized cost: 2003, $419,489; 2002, $351,821)	$438,913	$366,676
Equity securities, available-for-sale, at fair value (cost: 2003, $11,969; 2002, $12,286)	12,550	11,674
Short-term investments, at cost which approximates fair value	62,957	61,092
Cash	4,950	13,443

Total investments and cash	519,370	452,885

Premiums in course of collection	146,709	108,672
Commissions Receivable	2,946	3,112
Prepaid reinsurance premiums	102,048	58,902
Reinsurance receivable on paid and unpaid losses and loss adjustment expenses	254,850	243,153
Federal income tax recoverable	—	826
Net deferred income tax benefit	5,768	6,470
Deferred policy acquisition costs	26,052	23,632
Accrued investment income	4,610	3,309
Goodwill	5,238	5,167
Other assets	13,586	11,791

Total assets	$1,081,177	$917,919

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Reserves for losses and loss adjustment expenses	$543,390	$489,642
Unearned premium	230,862	167,372
Reinsurance balances payable	91,423	55,574
Notes payable to banks	11,000	14,500
Payable for securities	4,619	5,327
Federal income tax payable	89	—
Accounts payable and other liabilities	12,663	14,229

Total liabilities	894,046	746,644

Stockholders' equity:
Preferred stock, $.10 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $.10 par value; 20,000,000 shares authorized for 2003 and 2002; issued and outstanding 8,515,535 for 2003 and 8,486,272 (net of treasury stock) for 2002	852	851
Additional paid-in capital	40,617	40,141
Treasury stock held at cost (shares: 16,423 for 2002)	—	(236)
Accumulated other comprehensive income	13,767	9,732
Retained earnings	131,895	120,787

Total stockholders' equity	187,131	171,275

Total liabilities and stockholders' equity	$1,081,177	$917,919

See accompanying notes to interim consolidated financial statements.

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except net income per share)

	Six Months Ended June 30,
	2003	2002
	(Unaudited)
Revenues:
Net earned premium	$131,578	$90,772
Commission income	2,725	2,094
Net investment income	9,213	9,104
Net realized capital gains (losses)	887	(92)
Other income	588	851

Total revenues	144,991	102,729

Operating expenses:
Net losses and loss adjustment expenses incurred	87,331	56,189
Commission expense	19,503	17,986
Other operating expenses	23,824	18,870
Interest expense	184	305

Total operating expenses	130,842	93,350

Income before income tax expense	14,149	9,379

Income tax expense (benefit):
Current	4,571	2,662
Deferred	(1,530)	(507)

Total income tax expense	3,041	2,155

Net income	$11,108	$7,224

Net income per common share:
Basic	$1.31	$0.86
Diluted	$1.27	$0.84
Average common shares outstanding:
Basic	8,505	8,446
Diluted	8,741	8,617

See accompanying notes to interim consolidated financial statements.

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30,
	2003	2002
	(Unaudited)
Operating activities:
Net income	$11,108	$7,224
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation & amortization	656	427
Net deferred income tax	(1,530)	(507)
Net realized capital (gains) losses	(887)	92
Changes in assets and liabilities:
Reinsurance receivable on paid and unpaid losses and loss adjustment expenses	(11,697)	17,240
Reserve for losses and loss adjustment expenses	53,748	13,905
Prepaid reinsurance premiums	(43,146)	(19,781)
Unearned premium	63,490	57,393
Premiums in course of collection	(38,037)	(19,904)
Commissions receivable	166	(1,003)
Deferred policy acquisition costs	(2,420)	(9,434)
Accrued investment income	(1,301)	(179)
Reinsurance balances payable	35,849	2,652
Federal income tax	915	478
Other	(1,364)	(815)

Net cash provided by operating activities	65,550	47,788

Investing activities:
Fixed maturities, available-for-sale
Redemptions and maturities	2,316	1,522
Sales	116,323	97,446
Purchases	(185,809)	(94,470)
Equity securities, available-for-sale
Sales	476	3,703
Purchases	(423)	(2,400)
Change in receivable/payable for securities	(709)	4,135
Net change in short-term investments	(1,865)	(52,813)
Purchase of property and equipment	(872)	(272)

Net cash (used in) investing activities	(70,563)	(43,149)

Financing activities:
Repayment of bank loan	(3,500)	(3,000)
Proceeds from exercise of stock options	20	321

Net cash (used in) financing activities	(3,480)	(2,679)

Increase (Decrease) in cash	(8,493)	1,960
Cash at beginning of year	13,443	5,816

Cash at end of period	$4,950	$7,776

Supplemental disclosures of cash flow information:
Federal, state and local income tax paid	$3,709	$2,311
Interest paid	184	303
Issuance of stock to directors	72	60

See accompanying notes to interim consolidated financial statements.

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1)    Accounting Policies

        The interim consolidated financial statements are unaudited but reflect all adjustments which, in the opinion of management, are necessary to provide a fair statement of the results of The Navigators Group, Inc. and its subsidiaries (the "Company") for the interim periods presented on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All such adjustments are of a normal recurring nature. All significant intercompany transactions and balances have been eliminated. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. The results of operations for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the consolidated financial statements and notes contained in the Company's 2002 Annual Report on Form 10-K. Certain amounts for prior periods have been reclassified to conform to the current period's presentation. As a result, the amounts previously classified as Funds due from Lloyd's syndicate have been reclassified to their separate components in the financial statements.

(2)    Reinsurance Ceded

        The Company's ceded earned premiums were $109,115,000 and $66,244,000 for the six months ended June 30, 2003 and 2002, respectively. The Company's ceded incurred losses were $63,505,000 and $40,450,000 for the six months ended June 30, 2003 and 2002, respectively.

(3)    Segments of an Enterprise

        The Company's subsidiaries are primarily engaged in the underwriting and management of property and casualty insurance. The Company's segments include the Insurance Companies, the Navigators Agencies and the Lloyd's Operations, each of which is managed separately. The Insurance Companies consist of Navigators Insurance Company ("Navigators Insurance") and NIC Insurance Company which are primarily engaged in underwriting marine insurance and related lines of business, general liability insurance and professional liability insurance. The Navigators Agencies are underwriting management companies which produce, manage and underwrite insurance and reinsurance for the Insurance Companies and non-affiliated companies. The Lloyd's Operations consist primarily of a Lloyd's managing agency and two Lloyd's corporate members which underwrite marine and related lines of business at Lloyd's of London.

        The results of the Insurance Companies and the Lloyd's Operations are measured taking into account net earned premiums, incurred losses and loss expenses, commission expense and other underwriting expenses. The Navigators Agencies' results include commission income less other operating expenses. Each segment maintains its own investments on which it earns income and realizes capital gains or losses. Other operations include intersegment income and expense in the form of affiliated commissions, income and expense from corporate operations, and consolidating adjustments.

        The following tables present financial data by segment for the periods indicated:

	Six Months Ended June 30,
	2003	2002
	(In thousands)
Revenue, excluding net investment income and net realized capital gains (losses):
Insurance Companies:
Marine	$44,153	$30,162
General Liability	42,291	27,949
Professional Liability	3,505	379
Surety	120	—
Other	121	(219)

Insurance Companies Total	90,190	58,271

Lloyd's Operations:
Marine	38,890	32,035
Engineering and Construction	776	196
Onshore Energy	1,808	284
Other	516	574

Lloyd's Operations Total	41,990	33,089
Navigators Agencies	16,302	12,332
Other operations	(13,591)	(9,975)

Total	$134,891	$93,717

Income (loss) before tax expense (benefit):
Insurance Companies	$10,893	$9,503
Lloyd's Operations	4,841	1,607
Navigators Agencies	1,121	1,132
Other operations	(2,706)	(2,863)

Total	$14,149	$9,379

Income tax expense (benefit):
Insurance Companies	$3,386	$2,945
Lloyd's Operations	—	—
Navigators Agencies	353	312
Other operations	(698)	(1,102)

Total	$3,041	$2,155

Net income (loss):
Insurance Companies	$7,507	$6,558
Lloyd's Operations	4,841	1,607
Navigators Agencies	768	820
Other operations	(2,008)	(1,761)

Total	$11,108	$7,224

(4)    Comprehensive Income

        Comprehensive income encompasses all changes in stockholders' equity including net income, net unrealized capital gains and losses on available for sale securities, and foreign currency translation adjustments.

        The following table summarizes comprehensive income for the six months ended June 30, 2003 and 2002:

	Six Months Ended June 30,
	2003	2002
	(In thousands)

Net income	$11,108	$7,224

Other comprehensive income, net of tax:
Net unrealized gains on securities available for sale:
Unrealized holding gains arising during period (net of tax expense of $2,222 for 2003 and $630 for 2002)	4,479	1,077
Less: reclassification adjustment for gains included in net income (net of tax expense (benefit) of $149 for 2003 and $(21) for 2002)	738	(71)

Net unrealized gains on securities	3,741	1,148
Foreign currency translation gain adjustment (net of tax expense (benefit) of $158 for 2003 and $(159) for 2002)	294	(296)

Other comprehensive income	4,035	852

Comprehensive income	$15,143	$8,076

        The following table summarizes the components of accumulated other comprehensive income:

	June 30, 2003	December 31, 2002
	(In thousands)
Net unrealized gains on securities available-for-sale (net of tax expense of $6,767 in 2003 and $4,693 in 2002)	$13,240	$9,499
Foreign currency translation adjustment (net of tax expense of $284 in 2003 and $125 in 2002)	527	233

Accumulated other comprehensive income	$13,767	$9,732

(5)    Stock-based Compensation

        At June 30, 2003, the Company's stock option plans are accounted for under the recognition and measurement principles of the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which requires compensation expense to be recognized only if the fair value of the underlying stock at the grant date exceeds the exercise price of the option. Accordingly, compensation expense of $31,000 has been recognized for stock options in the six months ended June 30, 2003. Although no amounts were expensed in the six months ended June 30, 2002, had expense been recorded as described above, the amount would have been approximately $15,000. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of the Financial Accounting Standards Board ("FASB") in the Statement of

Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation to stock-based employee compensation:

	Six Months Ended June 30,
	2003	2002
	(In thousands, except per share data)
Net income:
As reported	$11,108	$7,224
Add:
Total stock-based compensation expense included in net income, net of related tax effects	20	—
Deduct:
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	245	141

Pro-forma	$10,883	$7,083

Basic income per share:
As reported	$1.31	$0.86
Pro-forma	$1.28	$0.84
Diluted income per share:
As reported	$1.27	$0.84
Pro-forma	$1.24	$0.82

        Stock grants are expensed as they vest. The expense for the six months ended June 30, 2003 and 2002 was $486,000 and $413,000, respectively. In addition, $36,000 was expensed for each of the six month periods ended June 30, 2003 and 2002, respectively, for stock issued annually to non-employee directors as part of the directors' compensation for serving on the Company's Board of Directors.

(6)    Application of New Accounting Standards

        The FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. The Company adopted both SFAS 141 and SFAS 142 effective January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after September 30, 2001. It also specifies that intangible assets acquired in a purchase method business combination be recognized and reported apart from goodwill. SFAS 142 changes the accounting for goodwill and intangible assets that have indefinite useful lives from an amortization approach to an impairment-only approach that requires that those assets be tested at least annually for impairment. The Company completed its annual impairment review of goodwill resulting in no impairment as of January 1, 2003. No other intangible assets were required to be reclassified and accounted for as an asset apart from goodwill upon adoption of SFAS 142. No expense for amortization of goodwill has been recorded in the first six months of 2003 or 2002. Goodwill of $2,534,000 was carried for the Navigators Agencies' segment at both June 30, 2003 and December 31, 2002, and $2,703,000 and $2,633,000 for the Lloyd's Operations' segment at June 30, 2003 and December 31, 2002, respectively. Goodwill on the Company's consolidated balance sheets may fluctuate due to changes in the foreign currency rates between the U.S. dollar and the British pound. The adoption of SFAS 141 did not have any effect on the Company's results of operations or financial condition.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation clarifies the requirements for a guarantor's accounting for the disclosures of certain guarantees issued and outstanding. The disclosure requirements in Interpretation No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have any effect on the Company's results of operations or financial condition.

        In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation, Amendment of FASB Statement No. 123. The provisions of this statement provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The provisions are effective for financial statements for fiscal years ending after December 15, 2002. We follow the disclosure provisions of SFAS 123, Accounting for Stock Based Compensation, as amended by SFAS 148. These require pro forma net income and earnings per share information, which is calculated assuming we had accounted for our stock option plans under the "fair value method" described in those statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. Interpretation No. 46 requires variable interest entities to be consolidated by their primary beneficiaries. The adoption of this interpretation did not have any effect on the Company's financial condition or results of operations.

        In January 2003, the FASB's Derivative Implementation Group adopted Issue No. B36, Embedded Derivatives: Bifurcation of a Debt Instrument That Incorporates Both Interest Rate Risk and Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of That Instrument ("B36"). B36 addresses the recognition of embedded derivatives present in certain reinsurance agreements with funds held provisions and is applicable for quarters beginning after September 15, 2003. The Company has not yet determined the estimated impact on its financial condition or results of operations, if any, of adopting B36.

(7)    Lloyd's Participation

        The Company records in its consolidated financial statements, its proportionate share of Lloyd's Syndicate 1221's assets, liabilities and results of operations. Such participation was 97.4% of the portion of Syndicate 1221's £125.0 million ($199.7 million) of capacity utilized for the 2003 underwriting year and 68.1% of the portion of Syndicate 1221's £75.0 million ($112.7 million) of capacity utilized for the 2002 underwriting year. Syndicate 1221's capacity is expressed net of commission (as is standard at Lloyd's) of approximately 21%. In 2003, the Company participates in a larger percentage of the gross capacity and is reinsuring 15.4% of its capacity under quota share reinsurance agreements to third parties which provide letters of credit used as collateral at Lloyd's.

        The Company provides letters of credit to Lloyd's to support its Syndicate 1221 capacity. If the Company increases its participation or if Lloyd's changes the capital requirements, the Company may be required to supply additional letters of credit or other collateral acceptable to Lloyd's, or reduce the capacity of Syndicate 1221. The letters of credit are provided through the credit facility which the Company maintains with a consortium of banks. The credit facility agreement requires that the banks vote by November 19th of each year whether or not to renew the letter of credit portion of the facility. If the banks decide not to renew the letter of credit facility, the Company will need to find other sources to provide the letters of credit or other collateral in order to continue to participate in

Syndicate 1221 for underwriting year 2004 and subsequent years. At June 30, 2003, letters of credit with an aggregate face amount of $54,783,000 were issued under the letter of credit facility.

(8)    Income Tax—Valuation Allowance

        The Company's valuation allowance relating to its foreign operations decreased by $1,484,000 in the six months ended June 30, 2003 relating to the reduction in the loss carryforward at the Company's foreign operations resulting from income generated by these operations in 2003. At June 30, 2003 and 2002, the Company had loss carryforwards remaining at its foreign operations amounting to potential future tax benefits of $3,046,000 and $5,113,000, respectively, along with a valuation allowance equal to these benefits. Although the foreign operations were profitable in 2003, the valuation allowance was released only to the extent of the 2003 profits since future profitability remains uncertain. The Company needs to generate $10,152,000 of future foreign pretax income in order to fully utilize the foreign loss carryforward which can be carried forward indefinitely.

        The Company also had net state and local loss carryforwards amounting to potential future tax benefits of $2,220,000 and $1,899,000 at June 30, 2003 and 2002, respectively, along with a valuation allowance equal to these benefits. The Company needs to generate $12,368,000 of future state and local pretax income in order to fully utilize the loss carryforwards which expire from 2019 to 2023.

        The Company had alternative minimum tax carryforwards of $0 and $2,304,000 at June 30, 2003 and June 30, 2002, respectively.

(9)    Treasury Stock

        During the first six months of 2003, the Company issued the remaining 16,423 shares of Treasury stock representing the vested portion of stock grants to the Company's President and a senior officer of a subsidiary. The effect of the issuance reduced Treasury stock by $236,000 in the six months ended June 30, 2003. During the first six months of 2002, the Company issued 2,985 shares of Treasury stock to the non-employee directors as part of the directors' annual compensation for the prior year. The effect of the issuance reduced Treasury stock by $43,000 in the first six months of 2002.

(10)    Legal Proceedings

        The Company is not a party to or the subject of, any material pending legal proceedings which depart from the ordinary routine litigation incident to the kinds of business conducted by the Company, except for a suit concerning the draw down of letters of credit. In 1997 and 1998, Navigators Insurance entered into certain reinsurance contracts with an Australian reinsurer. In accordance with normal business practice, Navigators Insurance had secured this exposure with letters of credit. In April 1999, in good faith and consistent with the terms of the letters of credit, Navigators Insurance drew down $3.2 million of the letters of credit. The liquidator of the reinsurer has commenced suit in Australia seeking to void the draw downs. Although the Company believes it has strong defenses against these claims and that the liquidators' assertions run counter to prevailing Australian and U.S. law, there can be no assurance as to the outcome of this litigation. The Company is vigorously defending its position.

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TABLE OF CONTENTS
NOTE ON FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES OF COMMON STOCK PRICE RANGE AND DIVIDENDS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
VALIDITY OF THE COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
INCORPORATION OF INFORMATION THAT WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In thousands, except net income per share)
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands)
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In thousands, except net income per share)
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)